    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 16, 1996

                                                      REGISTRATION NO. 333-06349
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         DOCUMENT SCIENCES CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                              7372                             33-0485994
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                              6333 GREENWICH DRIVE
                                   SUITE 100
                              SAN DIEGO, CA 92122
                                 (619) 625-2000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 TONY N. DOMIT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         DOCUMENT SCIENCES CORPORATION
                              6333 GREENWICH DRIVE
                                   SUITE 100
                              SAN DIEGO, CA 92122
                                 (619) 625-2000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

               MARK A. BERTELSEN, ESQ.                                GREGORY M. GALLO, ESQ.
               KATHLEEN B. BLOCH, ESQ.                                DOUGLAS J. REIN, ESQ.
                   BETSEY SUE, ESQ.                                  JEFFREY T. BAGLIO, ESQ.
                DON S. WILLIAMS, ESQ.                                   NOEL C. HOWE, ESQ.
           WILSON SONSINI GOODRICH & ROSATI                        GRAY CARY WARE & FREIDENRICH
                  650 PAGE MILL ROAD                             4365 EXECUTIVE DRIVE, SUITE 1600
                 PALO ALTO, CA 94304                                   SAN DIEGO, CA 92121
                    (415) 493-9300                                        (619) 677-1400

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                         DOCUMENT SCIENCES CORPORATION

                             CROSS-REFERENCE SHEET

                   PURSUANT TO ITEM 501(b) OF REGULATION S-K
                 SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM S-1

           ITEM NUMBER AND HEADING IN
        FORM S-1 REGISTRATION STATEMENT                     LOCATION IN PROSPECTUS
- ------------------------------------------------  -------------------------------------------
  1. Forepart of the Registration Statement and
       Outside Front Cover Page of Prospectus...  Facing Page of Registration Statement;
                                                  Outside Front Cover Page
  2. Inside Front and Outside Back Cover Pages
       of Prospectus............................  Inside Front and Outside Back Cover Pages
  3. Summary Information, Risk Factors, and
       Ratio of Earnings to Fixed Charges.......  Prospectus Summary; The Company; Risk
                                                    Factors
  4. Use of Proceeds............................  Use of Proceeds
  5. Determination of Offering Price............  Outside Front Cover Page; Underwriting
  6. Dilution...................................  Dilution
  7. Selling Security Holders...................  Principal and Selling Stockholders
  8. Plan of Distribution.......................  Outside Front and Inside Front Cover Pages;
                                                    Underwriting
  9. Description of Securities to be
       Registered...............................  Description of Capital Stock
 10. Interests of Named Experts and Counsel.....  Legal Matters; Experts
 11. Information with Respect to the
       Registrant...............................  Outside Front and Inside Front Cover Pages;
                                                    Prospectus Summary; The Company; Risk
                                                    Factors; Dividend Policy; Capitalization;
                                                    Selected Financial Information;
                                                    Management's Discussion and Analysis of
                                                    Financial Condition and Results of
                                                    Operations; Business; Management; Certain
                                                    Transactions; Principal and Selling
                                                    Stockholders; Description of Capital
                                                    Stock; Shares Eligible for Future Sale;
                                                    Consolidated Financial Statements
 12. Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities..............................  Inapplicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


SUBJECT TO COMPLETION, DATED AUGUST 16, 1996


LOGO
- --------------------------------------------------------------------------------

   2,300,000 SHARES
   COMMON STOCK
- --------------------------------------------------------------------------------

   Of the 2,300,000 shares of Common Stock being offered hereby, 1,837,500 shares are being sold by Document Sciences Corporation ("Document Sciences" or the "Company") and 462,500 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

   Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied for quotation of its Common Stock on the Nasdaq National Market under the symbol DOCX.

   FOR INFORMATION CONCERNING CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" COMMENCING ON PAGE 5.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                         PROCEEDS TO
                                     PRICE           UNDERWRITING       PROCEEDS TO        SELLING
                                   TO PUBLIC         DISCOUNT(1)         COMPANY(2)      STOCKHOLDERS
   Per share                    $                  $                  $                  $
   Total(3)                     $                  $                  $                  $

   (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

   (2) Before deducting expenses payable by the Company estimated at $600,000.

   (3) The Company has granted the several Underwriters an option to purchase up to an additional 345,000 shares of Common Stock to cover over-allotments. If all such shares are purchased, the total Price to Public, Underwriting
       Discount and Proceeds to Company will be $         , $         and
       $         , respectively. See "Underwriting."

   The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the approval of certain legal matters by counsel and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York against payment
   therefor on or about                  , 1996.

   DEUTSCHE MORGAN GRENFELL                      SOUNDVIEW FINANCIAL GROUP, INC.
   The date of this Prospectus is          , 1996

                                      LOGO

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

     The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by an independent public accounting firm, and make available to its stockholders quarterly reports for the first three quarters of each year containing interim unaudited financial information.

     Autograph, CompuBuild, CompuSet, CompuMerge, CompuPrep, CompuSeries, CompuView Navigator, DVS and View on Demand are trademarks of the Company. All other brand names or trademarks appearing in this Prospectus are the property of their respective holders.

     This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results or experience could differ significantly from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," as well as those discussed elsewhere in this Prospectus.

- --------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY
       The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE COMPANY
       Document Sciences Corporation develops, markets and supports a family of document automation software products and services used in high volume electronic publishing applications. Autograph, the Company's document automation software architecture, enables personalized and customized publishing solutions for many industries including insurance, managed healthcare, financial services, telecommunications, manufacturing/distribution, government agencies and commercial print service bureaus. The Company's products enable an important form of communication between organizations and customers by employing enterprise database assets to produce high-quality documents that are ready to print on demand and distribute in high volume. Additionally, the Company's core technology can be extended to provide electronic document automation solutions for the Internet, intranets and commercial on-line services. CompuSet, Autograph's flagship product, is licensed by approximately 400 customers worldwide who collectively produce an estimated one billion customized pages per month. The fully portable Autograph platform enables cost-effective, just-in-time, on-demand, high volume publishing that is fully automated, capable of quality document composition, and flexible for end-user customization. The Company's products are used in a wide array of computing environments from client/server to large computer systems.
       Document Sciences' objective is to be the leading worldwide supplier of document automation software and services. The Company sells its products domestically principally through a direct sales force, and internationally principally through distributors and value added resellers and, to a lesser extent, through its direct sales force. The Company expects to invest significantly in sales, marketing, professional services and development infrastructure. The Company's end user customers include Aetna Life Insurance Co., The Prudential Life Insurance Company of America, Foundation Health, Compaq Computer Corporation, Bell Atlantic Services, Inc., Morgan Grenfell Asset Management, Ace Hardware Corporation and CAM-NET Communications Network Inc. The Company was incorporated in Delaware in October 1991 as a wholly-owned subsidiary of Xerox Corporation ("Xerox"), which currently owns approximately 84% of the Company's outstanding Common Stock. Upon completion of this offering, Xerox will continue to own approximately 65% of the Company's outstanding Common Stock.

                                  THE OFFERING

   Common Stock offered...................................   2,300,000 shares, including
                                                             1,837,500 shares by the Company and
                                                             462,500 shares by the Selling Stockholders
   Common Stock outstanding after the offering............   10,374,657 shares(1)
   Use of proceeds........................................   For general corporate purposes, including working capital. See "Use of Proceeds."
   Proposed Nasdaq National Market symbol.................   DOCX

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                               SIX MONTHS ENDED
                                                                           YEARS ENDED DECEMBER 31,                JUNE 30,
                                                                    --------------------------------------    -------------------
                                                                    1992(2)     1993      1994      1995       1995         1996
                                                                    -------    ------    ------    -------    ------       ------
   CONSOLIDATED STATEMENT OF OPERATIONS DATA:(3)
   Total revenues.................................................  $1,567     $3,491    $7,171    $10,512    $4,164       $6,350
   Gross profit...................................................   1,331      3,052     6,439      9,368     3,708        5,470
   Income (loss) from operations..................................    (268 )      720     1,354      1,685       290          400
   Net income (loss)..............................................    (174 )      413       712      1,052       188          246
   Pro forma net income (loss) per share(4).......................  $ (.02 )   $  .06    $  .08    $   .12    $  .02       $  .03
   Shares used to compute pro forma net income (loss) per share...   7,416      7,416     8,382      8,418     8,382        9,017

                                                                                                 JUNE 30, 1996
                                                               DECEMBER 31,     ------------------------------------------------
                                                                   1995             ACTUAL        PRO FORMA(5)    AS ADJUSTED(6)
                                                              --------------    --------------    ------------    --------------
   CONSOLIDATED BALANCE SHEET DATA:(3)
   Cash and cash equivalents................................      $1,271            $1,466           $1,466          $ 18,282
   Working capital..........................................       1,353             1,040            1,040            17,856
   Total assets.............................................       6,289             7,102            7,102            23,918
   Obligations under capital leases, less current portion...          99               145              145               145
   Series A Redeemable Preferred Stock......................       1,251             1,417               --                --
   Total stockholders' equity...............................         856               976            2,393            19,209

- ---------------
   (1) Based on shares outstanding as of June 30, 1996. Excludes 373,368 shares of Common Stock issuable upon exercise of options outstanding. See "Management -- Employee Benefit Plans," "Description of Capital Stock," and Note 7 of Notes to Consolidated Financial Statements.
   (2) The Company was incorporated on October 18, 1991, and had insignificant activities from inception through December 31, 1991.
   (3) See Note 9 of Notes to Consolidated Financial Statements for information concerning transactions with affiliates.
   (4) Assumes the repayment of the current income tax payable to Xerox out of the proceeds of this offering, and assumes as outstanding the pro forma shares outstanding plus 125,645 shares of the shares being offered by the Company hereby which represent the shares deemed to be sold to fund such repayment. See "Use of Proceeds" and Note 1 of Notes to Consolidated Financial Statements.
   (5) Reflects the conversion of all outstanding shares of Series A Redeemable Preferred Stock into Common Stock at a conversion ratio of
       1.19 to 1, before giving effect to adjustment for the 3-for-1 stock split. See "Management -- Certain Transactions."
   (6) Adjusted to give effect to the sale of 1,837,500 shares of Common Stock by the Company at an assumed initial public offering price of $11.00 per share and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

       Except as set forth in the Consolidated Financial Statements or as otherwise indicated, all information in this Prospectus (i) reflects the 3-for-1 split of the Company's Common Stock to be effected prior to the closing of this offering, (ii) reflects the conversion, at a ratio of 1.19 to 1 before giving effect to adjustment for the 3-for-1 stock split, of all of the Company's outstanding shares of Series A Redeemable Preferred
   Stock into shares of Common Stock, which will occur automatically upon the closing of this offering, and (iii) assumes that the Underwriters' over-allotment option is not exercised. See "Description of Capital
   Stock," "Underwriting" and Note 7 of Notes to Consolidated Financial Statements.
- --------------------------------------------------------------------------------

                                  THE COMPANY

     Document Sciences Corporation ("Document Sciences" or the "Company") develops, markets and supports a family of document automation software products and services used in high volume electronic publishing applications. Autograph, the Company's document automation software architecture, enables personalized and customized publishing solutions for many industries including insurance, managed healthcare, financial services, telecommunications, manufacturing/distribution, government agencies and commercial print service bureaus. The Company's products enable an important form of communication between organizations and customers by employing enterprise database assets to produce high-quality documents that are ready to print on demand and distribute in high volume. Additionally, the Company's core technology can be extended to provide electronic document automation solutions for the Internet, intranets and commercial on-line services. CompuSet, Autograph's flagship product, is licensed by approximately 400 customers worldwide who collectively produce an estimated one billion customized pages per month. The fully portable Autograph platform enables cost-effective, just-in-time, on-demand, high volume publishing that is fully automated, capable of quality document composition, and flexible for end-user customization. The Company's products are used in a wide array of computing environments from client/server to large computer systems.

     The market for document automation software is growing rapidly as companies recognize the need to increase document effectiveness through high quality composition and assembly. Document automation capitalizes on the investments corporations have made in traditional mainframe and newer client/server computing platforms. Growth in the paper-based portion of the market is also fueled by the increasing popularity of lower-cost midrange electronic printers and the continuing cost/performance improvements in computing and communications technologies. Organizations are producing increasing amounts of data and information and consequently are demanding more effective documents and delivery. The effectiveness includes customized and personalized content, more robust documents, and improved forms of document delivery. In addition, in many current and future applications, the fundamental nature of the document is shifting from static paper-based documents to more robust interactive electronic documents published on the Internet, intranets and commercial on-line services.

     The Company's objective is to be the leading worldwide supplier of document automation software and services. The Company's strategy includes extending its technology leadership, leveraging its installed base of customers, expanding its distribution channels, expanding professional services, and expanding into electronic documents including the Internet, intranets and commercial on-line services. The Company expects to continue to invest significantly in sales, marketing, professional services, and development infrastructure. The Company sells its products domestically principally through a direct sales force, and internationally principally through distributors and value added resellers ("VARs") and, to a lesser extent, through its direct sales force. The Company derived approximately 14%, 26%, 42% and 30% of its total revenues from export sales, including sales through its foreign subsidiary, in 1993, 1994, 1995 and the first half of 1996, respectively. The Company's sales and marketing organization targets vertical industry segments that require document automation and high volume document personalization and customization. The Company's end user customers include Aetna Life Insurance Co., The Prudential Life Insurance Company of America, Foundation Health, Compaq Computer Corporation, Bell Atlantic Services, Inc., Morgan Grenfell Asset Management, Ace Hardware Corporation and CAM-NET Communications Network Inc.

     The Company was incorporated in Delaware in October 1991 as a wholly-owned subsidiary of Xerox Corporation ("Xerox"), which currently owns approximately 84% of the Company's outstanding Common Stock. Upon completion of this offering, Xerox will continue to own approximately 65% of the Company's outstanding Common Stock (63% if the Underwriters' over-allotment option is exercised in full). The Company acquired certain technology from Xerox pursuant to a Transfer and License Agreement in July 1992. See "Certain Transactions." All references in this Prospectus to "Document Sciences" or the "Company" refer to Document Sciences Corporation and its consolidated subsidiary. The Company's executive offices are located at 6333 Greenwich Drive, Suite 100, San Diego, California 92122, and its telephone number is (619) 625-2000.

                                  RISK FACTORS

     The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements, and actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including the factors set forth below and elsewhere in this Prospectus.

     Limited Operating History. The Company was incorporated in October 1991 as a wholly-owned subsidiary of Xerox, and Xerox currently owns approximately 84% of the Company's outstanding shares of Common Stock. The Company's limited operating history makes the prediction of future operating results difficult, and the Company's operating history during prior periods cannot necessarily be regarded as indicative of the Company's prospects as an independent company, especially in light of the Company's investments in sales, marketing, professional services and development infrastructure. Accordingly, although the Company has experienced revenue growth in recent years, there can be no assurance that the Company will sustain such growth in revenues, if any, or that the Company will remain profitable on a quarterly or annual basis.

     Uncertainty of Future Operating Results; Fluctuations in Quarterly Operating Results. The Company's total revenues and operating results can vary, sometimes substantially, from quarter to quarter and are expected to vary significantly in the future. The Company's revenues and operating results are difficult to forecast. Future results will depend upon many factors, including the demand for the Company's products, the level of product and price competition, the length of the Company's sales cycle, the size and timing of individual license transactions, the delay or deferral of customer implementations, the budget cycles of the Company's customers, the level of commissions on the sale of Xerox printers under the strategic marketing alliance between the Company and Xerox, the Company's success in expanding its direct sales force and indirect distribution channels, the timing of new product introductions and product enhancements by the Company and its competitors, the mix of products and services sold, levels of international sales, activities of and acquisitions by competitors, the timing of new hires, changes in foreign currency exchange rates, the ability of the Company to develop and market new products and control costs and general domestic and international economic conditions. In addition, the Company's sales generally reflect a relatively high amount of revenues per order, and the loss or delay of individual orders, therefore, could have a significant impact on the revenues and quarterly operating results of the Company. Moreover, the timing of license revenue is difficult to predict because of the length of the Company's sales cycle, which is typically three to twelve months from the initial customer contact.

     The Company's initial software license products generally are shipped as orders are received. As a result, initial license fee revenues are substantially dependent on orders booked and shipped in that quarter. Because the Company's operating expenses are based on anticipated revenue levels and because a high percentage of the Company's expenses are relatively fixed, a delay in the recognition of revenue from a limited number of license transactions could cause significant variations in operating results from quarter to quarter and could result in losses. To the extent such expenses precede increased revenues, the Company's operating results would be materially adversely affected.

     The Company's business has experienced and is expected to continue to experience seasonality, in part due to customer purchasing patterns and the Company's expense patterns. The Company believes that fourth quarter revenues are positively impacted by year-end capital purchases by large corporate customers and strong fourth quarter sales of printers by Xerox (which may generate sales of the Company's products), as well as the Company's sales compensation plans. As reflected in the fourth quarter of 1995, these seasonal factors have historically resulted in fourth quarter revenues being substantially higher than revenues in the preceding three quarters, as well as being higher than revenues in each of the first two quarters of the next year. In addition, a significant amount of the Company's revenues occur predominantly in the third month of each fiscal quarter and tend to be concentrated in the latter half of the third month.

     As a result of these factors, revenues for any quarter are subject to significant variation, and the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Furthermore, due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. See "Risk Factors -- Expansion of Sales and Distribution Channels," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing."

     Control by Xerox. Upon completion of this offering, Xerox will own approximately 65% of the outstanding shares of Common Stock of the Company (63% if the Underwriters' over-allotment option is exercised in full). Xerox has not expressed to the Company any present intention to sell additional shares of the Company's Common Stock following completion of the offering. Consequently, Xerox will control the Company, be able to elect the entire Board of Directors of the Company and continue to have significant input into the Company's operations. In addition, Xerox will be able to determine the outcome of all corporate actions requiring stockholder approval, including potential mergers, acquisitions, consolidations and sales of all or substantially all of the assets of the Company. The voting power of Xerox could have the effect of delaying or preventing a change in control of the Company, and may prevent or discourage tender offers for the Company's Common Stock at a premium price by another person or entity. At present, Xerox affiliates hold three of the six seats on the Company's Board of Directors. See "Risk Factors -- Reliance on Relationships with Xerox; Lack of Independent Sales and Marketing Channels," "Principal and Selling Stockholders" and "Certain Transactions."

     Reliance on Relationships with Xerox; Lack of Independent Sales and Marketing Channels. The Company currently has, and will continue to have after this offering, a variety of contractual and informal relationships with Xerox and affiliates of Xerox, including a Strategic Marketing Alliance Agreement, a Transfer and License Agreement and various distribution agreements. The Company relies on these relationships and agreements for a significant portion of its total revenues. In 1994, 1995 and the first half of 1996, total revenues derived from relationships with Xerox and affiliates of Xerox accounted for approximately $1.9 million, $3.9 million and $1.3 million, representing 27%, 37% and 20% of the Company's total revenues, respectively. In addition, through December 31, 1995 substantially all of the Company's domestic license revenues were dependent on sales leads generated as a result of the Company's relationship with Xerox and a substantial portion of the Company's international revenues were made through distributors and distribution channels affiliated with Xerox. Further, the commissions received by the Company from sales of Xerox printers under the strategic marketing alliance, which were $490,400, $752,000 and $586,600 in 1994, 1995 and the first half of 1996, respectively, have little or no associated costs, have contributed a substantial portion of the Company's income from operations and net income for certain prior operating periods, have had a high degree of inconsistency from quarter to quarter and are difficult to estimate. Failure to continue to receive such commissions would have a material adverse effect on the Company's business, operating results and financial condition. Although neither Xerox nor its affiliated entities has expressed to the Company any intention to terminate their respective agreements with the Company, these agreements generally may be terminated on no more than 90 days' notice. Accordingly, there can be no assurance that Xerox or its affiliates will continue these relationships or, if they do, that they will be on terms favorable to the Company. Furthermore, there can be no assurance that existing and potential customers will not be deterred by the existence of these relationships or by the historical ties between the Company and Xerox and its affiliates. Following consummation of this offering, though it intends to continue its existing relationships with Xerox, the Company's strategy is to lessen its dependence on Xerox. However, there can be no assurance that the Company will be able to do so and, because of the Company's current level of dependence on Xerox there can be no assurance that the Company's transition to a more independent company will not adversely affect its business, financial condition or results of operations. The failure by the Company to maintain these relationships, particularly with Xerox and its affiliates, or to establish new relationships in the future, could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors -- Expansion of Sales and Distribution Channels" and "Certain Transactions."

     Xerox has strategic alliances and other business relationships with other companies who supply software and services used in high volume electronic publishing applications and who now or in the future may be a competitor of the Company. Xerox could in the future expand these relationships or enter into additional ones, and as a result the Company's business could be materially adversely affected. There can be no assurance that Xerox or one of its affiliated companies will not engage in business directly competitive with the Company. Xerox owns approximately 34% of Image Sciences, a direct competitor of the Company. In addition, Xerox has on-going internal development activities which could in the future lead to products that compete with the Company. See "Business -- Competition" and "Certain Transactions."


     Expansion of Sales and Distribution Channels. The Company has substantially increased expenditures in support of its strategy to expand its global marketing, sales and customer support infrastructure in order to expand the market for the Company's products by providing direct sales and support services and increased channel distribution throughout the major markets of the world. Through this expansion, the Company hopes to lessen its dependence on Xerox and certain Xerox affiliates. In addition, the Company intends to increase both its product offerings and markets through marketing, sales and distribution and development relationships with other companies. The Company intends to increase the number of these strategic relationships as well as form alliances with system integrators and consultants. Whether the Company can successfully generate its own sales leads, introduce new products and enter into new markets will depend on its ability to expand its direct sales and support services, expand its indirect channel distribution, and increase its relationships and alliances with other companies. As a result of its planned expansion, the Company has and will continue to incur significant costs to build such corporate infrastructure ahead of anticipated revenues, and any failure to achieve growth in revenues in excess of increased expenses would have a material adverse affect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to successfully expand its direct sales and support services force, expand its indirect channel distribution, or establish or maintain successful third party relationships. Any failure to do so will have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing."


     Dependence on Success of New Products and Expansion of Professional Services. The Company's Autograph architecture has been applied mainly to document automation applications producing paper based documents. The Company believes its core technology can be extended to address applications requiring the delivery of customized and personalized electronic documents over electronic networks such as the Internet, intranets or commercial on-line services.

     The Company has recently introduced Document Viewing Service (DVS), an optional on-line viewer for electronic documents produced by document automation applications, and Document Library Services (DLS), an optional document management tool. The Company began shipping DVS in October 1995, and DLS is currently in limited release, with certain configurations still in beta testing. Prior to the quarter ended June 30, 1996, revenues derived from license fees of DVS and DLS have not been material as a percentage of revenues. In addition, the Company is increasing its focus on the consulting services component of its Professional Services to assist customers in the planning and implementation of enterprise-wide, mission critical document automation applications. The Company has directed a significant amount of its product development expenditures to the on-going development of DVS and DLS and plans to devote a significant amount of future sales and marketing resources to the full commercial introduction of DVS and DLS.

     The Company believes that the long-term growth of license and service revenue will be dependent, in part upon the success of DVS, DLS and the expansion of Professional Services. The Company has limited experience in developing new products, and DVS and DLS have not been widely deployed. Because of such limited experience, there can be no assurance that DVS and DLS will not require substantial software enhancements or modifications to satisfy performance requirements of clients or to correct design defects. Further, there can be no assurance that the Company will be successful in expanding its consulting services as part of its Professional Services. If the Company fails to fully deploy its DVS and DLS products, or if clients experience significant problems with implementation of the software or are otherwise dissatisfied with the functionality or performance of DVS and DLS, or if DVS or DLS fails to achieve market acceptance for any reason, or if the Company fails to successfully expand its Professional Services, the Company's business, operating results and financial condition will be materially adversely affected. See "Business -- Products."

     Lengthy Sales and Implementation Cycles. The license of the Company's software products is often an enterprise-wide decision by prospective customers and generally requires the Company to engage in a lengthy sales cycle, typically between three and twelve months, to provide a significant level of education to prospective customers regarding the use and benefits of the Company's products. In addition, the implementation of the Company's products by customers involves a significant commitment of resources by such customers over an extended period of time, and is commonly associated with substantial customer business process reengineering efforts. For these and other reasons, the sales and customer implementation cycles are subject to a number of significant delays over which the Company has little or no control. Delay in the sale or customer implementation of a limited number of license transactions could have a material adverse effect on the Company's business and results of operations and cause the Company's operating results to vary significantly from quarter to quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing."

     Product Concentration. The Company currently derives substantially all of its license revenues from licenses of CompuSet and related CompuSet option products and from fees for services related to the CompuSet software. As a result, factors adversely affecting the pricing of or demand for CompuSet and related products, such as competition from other products, negative publicity or obsolesce of the hardware or software environments in which the Company's products run, could have a material adverse effect on the Company's business, operating results and financial condition. The Company's financial performance will continue to depend, in significant part, on the successful development, introduction and customer acceptance of new and enhanced versions of the CompuSet software and related products. There can be no assurance that the Company will continue to be successful in developing and marketing CompuSet products and related services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business -- Products" and "-- Research and Development."

     Industry Concentration. Licenses to end users in the insurance and commercial print services industries for 1994, 1995 and the first half of 1996 accounted for 65%, 61% and 55%, respectively, of total revenues. The future success of the Company will depend on its ability to continue to successfully market its products in such industries, and to successfully market its products in other industries. The failure of the Company to do so would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Dependence on New Products and Product Enhancements. The Company's future business, operating results and financial condition will continue to depend upon its ability to develop new products that address the future needs of its target markets and to respond to emerging industry standards and practices. The Company believes that its core technology can be extended to the Internet, intranets and commercial on-line services, and has only recently begun initial development activity in this area. There can be no assurance that the Company will be successful in developing, introducing and marketing new products or product enhancements, including new products or the extension of existing products for the Internet, intranets and commercial on-line services, on a timely and cost effective basis, if at all, or that its new products and product enhancements, will adequately meet the requirements of the marketplace or achieve market acceptance. Delays in the commencement of commercial shipments of new products or enhancements, including DVS and DLS, may result in client dissatisfaction and delay or loss of product revenues. If the Company is unable, for technological or other reasons, to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or client requirements, or if new products or new versions of existing products do not achieve market acceptance, the Company's business, operating results and financial condition will be materially adversely affected. In order to provide its customers with integrated product solutions, the Company's future success will also depend in part upon its ability to maintain and enhance relationships with its technology partners, such as Computer Associates and Data Retrieval. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and
"Business -- Products" and "-- Research and Development."

     International Operations. Revenues from export sales, including sales through its foreign subsidiary accounted for 26%, 42% and 30% of the Company's total revenues in 1994, 1995 and the first half of 1996, respectively. The Company's wholly owned subsidiary, Document Sciences Europe, markets and supports the Company's products in Europe. The Company licenses its products in Europe through value added resellers and to a lesser extent, direct sales. The value added resellers are principally Xerox affiliates who re-market the Company's products. In Australia and Canada, the Company distributes its products through Fuji Xerox Co., Ltd. and Xerox Canada, Limited, respectively. Revenues generated by these Xerox affiliates were $1.3 million, $3.1 million and $675,900 in 1994, 1995 and the first half of 1996, respectively. In 1994 and 1995, a substantial portion of the Company's revenues from export sales were generated through entities affiliated with Xerox. In order to successfully expand export sales, the Company must establish additional foreign operations, hire additional personnel and develop relationships with additional international resellers. To the extent that the Company is unable to do so in a timely manner, the Company's growth, if any, in international export sales will be limited, and the Company's business, operating results and financial condition could be materially adversely affected. In addition, there can be no assurance that the Company will be able to maintain or increase international market demand for its products. Additional risks inherent in the Company's international business activities generally include currency fluctuations, unexpected changes in regulatory requirements, tariffs and other trade barriers, costs of and the Company's limited experience in localizing products for foreign countries, lack of acceptance of localized products in foreign countries, longer accounts receivable payment cycles, difficulties in managing international operations, potentially adverse tax consequences including restrictions on the repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. A portion of the Company's business is conducted in currencies other than the U.S. dollar, primarily the French franc. Although to date exchange rate fluctuations have not had a significant impact on the Company, fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar could cause currency transaction gains and losses in future periods. The Company does not currently engage in currency hedging transactions, and there can be no assurance that fluctuations in the currency exchange rates in the future will not have a material adverse impact on international revenues and thus the Company's business, operating results or financial condition. There can be no assurance that such factors will not have a material adverse effect on the Company's future international operations and, consequently, the Company's results of operations. See "Risk Factors -- Control by Xerox," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Sales and Marketing," "Certain Transactions" and Notes 3 and 9 of Notes to Consolidated Financial Statements.

     Dependence on Emerging Markets for Document Automation Software. The market for document automation software is relatively new, intensely competitive, highly fragmented, underdeveloped and subject to rapid change. Marketing and sales techniques in the document automation software marketplace, as well as the bases for competition, are not well established. There can be no assurance that the market for document automation software will develop or that, if it does develop, organizations will adopt the Company's products. The Company has spent, and intends to continue to spend, significant resources educating potential customers about the benefits of its products. However, there can be no assurance that such expenditures will enable the Company's products to achieve further market acceptance, and if the document automation software market fails to develop or develops more slowly than the Company currently anticipates, the Company's business, operating results and financial condition would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- The Document Sciences Strategy."

     In addition, the commercial market for document automation of electronic documents designed for use with the Internet, intranets and commercial on-line services has only recently begun to develop, and the success of the Company's products designed for this market will depend, in part, on their compatibility with such services. It is difficult to predict with any assurance whether the Internet, intranets and commercial on-line services will prove to be a viable commercial marketplace or whether the demand for related products and services will increase or decrease in the future. Since the increased commercial use of the Internet, intranets and commercial on-line services could require substantial modification and customization of certain of the Company's products and services and the introduction of new products and services, there can be no assurance that the Company will be able to effectively or successfully compete in this emerging market.

     Intense Competition. The market for the Company's document automation products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The Company's software products are targeted at document intensive organizations that require the ability to produce large quantities of customized and personalized documents in paper or electronic form. The Company faces direct and indirect competition from a broad range of competitors who offer a variety of products and solutions to the Company's current and potential customers. The Company's principal competition currently comes from (i) systems developed in-house by the internal MIS departments of large organizations, (ii) direct competition in a number of its vertical markets, including Image Sciences, which is partially owned by Xerox, and FormMaker Software, Inc. in the insurance industry, M&I DataServices, Inc. in banking and financial services and Group 1 Software, Inc. in commercial direct mailing, and (iii) direct competitors such as IBM's Direct Composition Facility (DCF) and Group 1 Software's recently introduced DOC1 product. The Company faces market resistance from the large installed base of systems because of the reluctance of these customers to commit the time and effort necessary to convert their document automation processes to the Company's document automation software. Several of the Company's competitors have longer operating histories, significant greater financial, technical, marketing and other resources than the Company, greater name recognition and a larger installed base of customers.

     It is also possible that the Company will face competition from new competitors. These include large independent software companies offering personal computer-based application software solutions, such as Microsoft Corporation and Adobe Corporation, and from large corporations providing database management software solutions, such as Oracle Corporation. In addition, Xerox, either directly or through affiliated entities, could compete with the Company. Moreover, as the market for document automation software develops, a number of these or other companies with significantly greater resources than the Company could attempt to enter or increase their presence in the Company's market either independently or by acquiring or forming strategic alliances with competitors of the Company or to otherwise increase their focus on the industry. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's current and prospective customers, and it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results and financial condition. See "Business -- Competition."

     Management of Change; Dependence Upon Key Personnel. The Company has recently experienced a period of growth in total revenues. The Company's ability to compete effectively and to manage future change will require the Company to continue to improve its financial and management controls, reporting systems and procedures on a timely basis and to expand, train and manage its employee work force. There can be no assurance that the Company will be able to do so successfully. The Company's failure to do so could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future performance depends in significant part upon the continued service of its key technical, sales and senior management personnel, none of whom are parties to employment agreements with the Company. The loss of the services of one or more of the Company's executive officers could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future success also depends on its continuing ability to attract and retain highly-qualified product development, sales and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to retain its key employees or that it will be able to attract, assimilate or retain other highly qualified product development, sales and managerial personnel in the future. See "Risk Factors -- Control by Xerox," "Business -- Sales and Marketing" and "Management."

     Dependence on Proprietary Technology; Risks of Infringement. The Company's success is dependent, in part, upon its ability to protect its proprietary technology. The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company presently has no patents or patent applications pending. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology. The Company is not aware that any of its products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to current or future products. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition. In addition, the Company also relies on software that it licenses from third parties, including software that is integrated with internally developed software and used primarily in the Company's DLS product, to perform key functions. There can be no assurances that such firms will remain in business, that they will continue to support their products or that their products will otherwise continue to be available to the Company on commercially reasonable terms. The loss or inability to maintain any of these software licenses could result in delays or reductions in product shipments until equivalent software can be developed, identified, licensed and integrated, which would adversely affect the Company's business, operating results and financial condition. See "Business -- Intellectual Property and Other Proprietary Rights."

     Product Liability. The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. However, it is possible that the limitation of liability provisions contained in the Company's license agreements may not be effective under the laws of certain jurisdictions. Although the Company has not experienced any product liability claims to date, the sale and support of products by the Company may entail the risk of such claims, and there can be no assurance that the Company will not be subject to such claims in the future. A successful product liability claim or claim arising as a result of professional services rendered by the Company brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

     Risk of Product Defects. Software products as complex as those offered by the Company, particularly the Company's new DVS and DLS products, may contain undetected defects or errors when first introduced or as new versions are released. As a result, the Company could in the future lose or delay recognition of revenues as a result of software errors or defects. In addition, the Company's products are typically intended for use in applications that may be critical to a customer's business. As a result, the Company expects that its customers and potential customers have a greater sensitivity to product defects than the market for software products generally. Although the Company's business has not been adversely affected by any such errors to date, there can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in new products or releases after commencement of commercial shipments, resulting in loss of revenue or delay in market acceptance, diversion of development resources, damage to the Company's reputation, or increased service and warranty costs, any of which would have a material adverse effect upon the Company's business, operating results and financial condition. See "Business -- Research and Development."

     No Prior Public Market for Common Stock; Possible Volatility of Stock Price. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the offering. The initial public offering price will be determined by negotiations between the Company, the Selling Stockholders and the representatives of the Underwriters. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The trading price of the Company's Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results, the gain or loss of significant orders, changes in earning estimates by analysts, announcements of technological innovations or new products by the Company or its competitors, general conditions in the software and computer industries and other events or factors. In addition, the stock market in general has experienced extreme price and volume fluctuations which have affected the market price for many companies in industries similar or related to that of the Company and which have been unrelated to the operating performance of these companies. These market fluctuations may adversely affect the market price of the Company's Common Stock.

     Anti-takeover Effects of Certificate of Incorporation, Bylaws and Delaware Law. Upon the closing of this offering, the Company's Board of Directors will have the authority to issue up to 2,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to those of the Common Stock. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue any shares of Preferred Stock. Further, certain provisions of the Company's Amended and Restated Bylaws and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. See "Description of Capital Stock."

     Shares Eligible for Future Sale. Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. See "Management -- Employee Benefit Plans," "Description of Capital Stock" and "Shares Eligible for Future Sale."

     Uncertainty as to Use of Proceeds. The principal purposes of this offering are to strengthen the Company's equity capital base, obtain additional working capital, create a public market for the Common Stock, facilitate future access by the Company to public capital markets and retire the Company's current income tax liability to Xerox. The Company expects to use the net proceeds of the offering for general corporate purposes, including working capital and expansion of the Company's product development and sales, marketing and customer support organizations. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, products or otherwise to obtain the right to use complementary technologies which broaden or enhance the Company's current product offerings. There are no current agreements or negotiations with respect to any acquisitions, investments or other transactions. As of this date of this Prospectus, other than as set forth above, the Company has no specific plans as to the use of the net proceeds from this offering, and will have broad discretion in the application of the proceeds. Pending any such uses, the net proceeds will be invested in interest-bearing securities. See "Use of Proceeds."

     Immediate and Substantial Dilution. Purchasers of the Common Stock offered hereby will suffer immediate and substantial dilution in the net tangible book value per share of the Common Stock from the initial public offering price. To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,837,500 shares of Common Stock offered by the Company hereby, at an assumed initial public offering price of $11.00 per share, are estimated to be approximately $18,198,000 ($21,727,000 if the Underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discount and estimated offering expenses. In addition, the Company will retire its current tax liability to Xerox in the amount of $1,382,100 for the period from the Company's inception through December 31, 1995. See "Certain Transactions -- Tax Sharing Agreement." The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."


     The primary purposes of this offering are to strengthen the Company's equity capital base, obtain additional working capital, create a public market for the Common Stock, facilitate future access to public capital markets and retire the Company's current income tax liability to Xerox.


     The Company intends to use the net proceeds of this offering primarily for general corporate purposes, including working capital and expansion of the Company's product development and sales, marketing and customer support organizations. The amounts actually expended by the Company for working capital purposes may vary significantly depending upon a number of factors, including future revenues, the amount of cash generated by the Company's operations, the success of the Company's expansion of its sales and distribution channels and the progress of the Company's product development efforts.

     In addition the Company may from time to time consider acquisitions of complementary technologies, products or businesses that will broaden or enhance the Company's current product offerings. However, the Company has no specific agreements or commitments, and is not currently engaged in any negotiations for any such acquisition. Pending such uses, the net proceeds will be invested in short-term, interest-bearing, investment grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of
Operation -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain any future earnings to finance the growth and development of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. Under the terms of the Company's bank line of credit, the Company may not pay any dividends on its capital stock without the bank's prior written consent. See Note 4 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION

     The following table sets forth at June 30, 1996 (i) the actual capitalization of the Company after giving effect to the 3-for-1 split of the Company's Common Stock, (ii) the pro forma capitalization of the Company after giving effect to the conversion, on a 1.19 to 1 basis prior to giving effect to the stock split, of all outstanding shares of Series A Redeemable Preferred Stock into Common Stock upon the closing of this offering and the change in the authorized number of shares of Preferred Stock and Common Stock and (iii) the pro forma capitalization of the Company as adjusted to give effect to the sale of the Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share (after deducting estimated underwriting discount, estimated offering expenses and payment to Xerox of the Company's current income tax liability in the amount of $1.4 million for the period from inception through December 31, 1995).

                                                                         JUNE 30, 1996
                                                                --------------------------------
                                                                ACTUAL   PRO FORMA   AS ADJUSTED
                                                                ------   ---------   -----------
                                                                     (DOLLARS IN THOUSANDS)
Obligations under capital leases, less current portion(1).....  $  145    $   145      $   145
                                                                ------     ------       ------
Series A Redeemable Preferred Stock, $.001 par value,
  2,000,000 shares authorized, issued and outstanding actual, no shares issued and outstanding pro forma and as
  adjusted(2).................................................   1,417         --           --
Stockholders' equity:
  Preferred Stock, $.001 par value, 2,000,000 shares
     authorized, no shares issued and outstanding, pro forma
     and as adjusted..........................................      --         --           --
  Common Stock, $.001 par value, 3,000,000 shares authorized
     1,397,157 shares issued and outstanding actual;
     30,000,000 shares authorized, 8,537,157 shares issued and
     outstanding pro forma, and 10,374,657 shares issued and
     outstanding as adjusted(3)...............................       1          8           10
  Additional paid-in capital..................................     557      1,967       18,781
  Deferred compensation.......................................    (406)      (406)        (406)
  Retained earnings...........................................     824        824          824
                                                                ------     ------       ------
     Total stockholders' equity...............................     976      2,393       19,209
                                                                ------     ------       ------
          Total capitalization................................  $2,538    $ 2,538      $19,354
                                                                ======     ======       ======

- ---------------
(1) See Note 5 of Notes to Consolidated Financial Statements.

(2) See Note 6 of Notes to Consolidated Financial Statements.


(3) Excludes (i) 373,368 shares of Common Stock issuable upon the exercise of options outstanding as of June 30, 1996 with a weighted average exercise price of $.37 per share, and (ii) an aggregate of 623,475 shares of Common Stock available as of June 30, 1996 for future grant under the Company's equity incentive plans. See "Management -- Employee Benefit Plans" and Note 7 of Notes to Consolidated Financial Statements.

                                    DILUTION

     The pro forma net tangible book value of the Company as of June 30, 1996, was approximately $1,965,000, or $.23 per share of Common Stock. Pro forma net tangible book value per share is determined by dividing the amount of the Company's tangible net worth (total tangible assets less total liabilities) by the number of shares of Common Stock outstanding, after giving effect to the anticipated conversion of all outstanding shares of Series A Redeemable Preferred Stock into Common Stock upon the closing of this offering. After giving effect to the sale by the Company of 1,837,500 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share (after deducting estimated underwriting discounts, estimated offering expenses and payment to Xerox of the Company's current income tax liability in the amount of $1,382,100 for the period from inception through December 31, 1995), and the application of the estimated net proceeds therefrom, the pro forma net tangible book value, as adjusted, of the Company as of June 30, 1996 would have been approximately $18,781,000, or $1.81 per share based on 10,374,657 shares of Common Stock to be outstanding after the offering. This represents an immediate increase in such pro forma net tangible book value of $1.58 per share to existing stockholders and an immediate dilution of $9.19 per share to new investors purchasing shares of Common Stock in this offering. The following table illustrates the per share dilution:


    Assumed initial public offering price per share..................             $11.00
    Pro forma net tangible book value per share as of
      June 30, 1996(1)...............................................  $  .23
    Increase in pro forma net tangible book value per share
      attributable to new investors(1)...............................    1.58
                                                                       ------
    Pro forma net tangible book value per share after this
      offering(1)....................................................               1.81
                                                                                  ------
    Dilution per share of Common Stock to new investors(1)...........             $ 9.19
                                                                                  ======


- ---------------

(1) Assuming the exercise of options to purchase 373,368 shares of the Company's Common Stock outstanding at June 30, 1996, (i) pro forma net tangible book value per share as of June 30, 1996 would equal $.22, (ii) pro forma net tangible book value per share after the offering would equal $1.75, (iii) the increase in pro forma net tangible book value per share attributable to new investors would equal $1.53, and (iv) dilution per share of Common Stock to the new investors would equal $9.25.


     The following table summarizes on a pro forma basis as of June 30, 1996, the differences between the number of shares purchased from the Company, assuming conversion of all outstanding shares of Preferred Stock into Common Stock, the total consideration paid and the average price paid per share by the existing holders of Common Stock and by the new investors at an assumed initial public offering price of $11.00 per share (before deduction of estimated underwriting discounts and estimated offering expenses):

                                                                    TOTAL
                                     SHARES PURCHASED(1)      CONSIDERATION(1)        AVERAGE
                                     --------------------   ---------------------      PRICE
                                       NUMBER     PERCENT     AMOUNT      PERCENT   PER SHARE(1)
                                     ----------   -------   -----------   -------   ------------
    Existing stockholders(2).......   8,537,157      82%    $   118,462       1%       $  .01
    New investors(2)...............   1,837,500      18      20,212,500      99%        11.00
                                        -------   -----        --------   ---- -
    Total..........................  10,374,657     100%    $20,330,962     100%
                                        =======   =====        ========   =====

- ---------------

(1) Assuming the exercise of options to purchase 373,368 shares of the Company's Common Stock outstanding at June 30, 1996, after the offering: (i) shares purchased by existing stockholders would total 8,910,525 (approximately 83% of total shares purchased) and shares purchased by new investors will total 1,837,500 (approximately 17% of total shares purchased); (ii) consideration paid by existing stockholders would amount to $256,608 (approximately 1% of total consideration paid) and consideration paid by new investors would total $20,212,500 (approximately 99% of total consideration paid); and
     (iii) average price per share
     paid by existing stockholders would equal $.03 and average price per share paid by new investors will equal $11.00.

(2) Sales by the Selling Stockholders in this offering will reduce the number of shares held by existing stockholders to 8,074,657 shares or approximately 78% of the total shares of Common Stock outstanding after this offering and will increase the number of shares held by new investors to 2,300,000 shares or approximately 22% of the total shares of Common Stock outstanding after this offering. Assuming the exercise of options to purchase 373,368 shares of the Company's Common Stock outstanding at June 30, 1996, after the offering, sales by the Selling Stockholders in this offering would cause such percentages to be 79% and 21%, respectively.


     The foregoing tables and calculations assume no exercise of options outstanding as of June 30, 1996. At June 30, 1996 there were 373,368 shares of Common Stock reserved for issuance upon exercise of outstanding options at a weighted average exercise price of approximately $.37 per share, and an additional 623,475 shares were reserved for issuance in connection with future grants under the 1995 Stock Incentive Plan. To the extent that outstanding options are exercised or shares reserved for future grant of options under the 1995 Stock Incentive Plan are issued, there will be further dilution to new investors. See "Management -- Employee Benefit Plans" and Note 7 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus. The consolidated statement of income data for each of the three years in the period ended December 31, 1995 and the consolidated balance sheet data at December 31, 1994 and 1995 are derived from the consolidated financial statements audited by Ernst & Young LLP, independent auditors, which are included elsewhere in this Prospectus. The consolidated statement of income data for the year ended December 31, 1992 and the consolidated balance sheet data at December 31, 1992 and 1993 are also derived from consolidated financial statements audited by Ernst & Young LLP which are not included in this Prospectus. The consolidated statements of income for the six-month periods ended June 30, 1995 and 1996 and the consolidated balance sheet data at June 30, 1996 are derived from unaudited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statement and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's results of operations for such periods and financial condition at such dates. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year or future periods.

                                                                                                                SIX MONTHS ENDED
                                                                          YEARS ENDED DECEMBER 31,                  JUNE 30,
                                                                  -----------------------------------------    ------------------
                                                                  1992(1)     1993       1994        1995       1995       1996
                                                                  -------    -------    -------    --------    -------    -------
                                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA(2):
Revenues:
  Initial license fees.........................................   $   585    $ 1,980    $ 4,426    $  6,299    $ 2,492    $ 3,503
  Annual renewal license and support fees......................       628        980      1,521       1,942        894      1,100
  Services and other...........................................       354        531      1,224       2,271        778      1,747
                                                                   ------     ------     ------     -------     ------     ------
        Total revenues.........................................     1,567      3,491      7,171      10,512      4,164      6,350
                                                                   ------     ------     ------     -------     ------     ------
Cost of revenues:
  Initial license fees.........................................        24        145        273         351         98        314
  Annual renewal license and support fees......................       149        217        267         369        179        245
  Services and other...........................................        63         77        192         424        179        321
                                                                   ------     ------     ------     -------     ------     ------
        Total cost of revenues.................................       236        439        732       1,144        456        880
                                                                   ------     ------     ------     -------     ------     ------
Gross profit...................................................     1,331      3,052      6,439       9,368      3,708      5,470
                                                                   ------     ------     ------     -------     ------     ------
Operating expenses:
  Research and development.....................................       408        401      1,045       1,748        819      1,085
  Selling and marketing........................................       581        935      2,765       4,415      1,866      3,249
  General and administrative...................................       610        996      1,275       1,520        733        736
                                                                   ------     ------     ------     -------     ------     ------
        Total operating expenses...............................     1,599      2,332      5,085       7,683      3,418      5,070
                                                                   ------     ------     ------     -------     ------     ------
Income (loss) from operations..................................      (268)       720      1,354       1,685        290        400
Interest income (expense), net.................................        (1)       (23)        (9)          5          9         16
                                                                   ------     ------     ------     -------     ------     ------
Income before provision (credit) for income taxes..............      (269)       697      1,345       1,690        299        416
Provision (credit) for income taxes............................       (95)       284        633         638        111        170
                                                                   ------     ------     ------     -------     ------     ------
Net income (loss)..............................................   $  (174)   $   413    $   712    $  1,052    $   188    $   246
                                                                   ======     ======     ======     =======     ======     ======
Pro forma net income (loss) per share(3).......................   $  (.02)   $   .06    $   .09    $    .13    $   .02    $   .03
                                                                   ======     ======     ======     =======     ======     ======
Shares used to compute pro forma net income (loss) per
  share(3).....................................................     7,290      7,290      8,256       8,292      8,256      8,891
                                                                   ======     ======     ======     =======     ======     ======
Supplemental pro forma net income (loss) per share(4)..........   $  (.02)   $   .06    $   .08    $    .12    $   .02    $   .03
                                                                   ======     ======     ======     =======     ======     ======

                                                                                           DECEMBER 31,
                                                                             ----------------------------------------    JUNE 30,
                                                                              1992       1993       1994       1995        1996
                                                                             ------    --------    -------    -------    --------
                                                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA(2):
Cash and cash equivalents.................................................   $    1    $    112    $   584    $ 1,271     $ 1,466
Working capital (deficit)                                                      (319)         84        537      1,353       1,040
Total assets..............................................................      744       1,805      4,209      6,289       7,102
Obligations under capital leases, less current portion....................       10          18         20         99         145
Series A Redeemable Preferred Stock.......................................      252         585        918      1,251       1,417
Total stockholders' equity (deficit)......................................     (388)       (308)        71        856         976

- ---------------
(1) The Company was incorporated on October 18, 1991, and had insignificant commercial activities from inception through December 31, 1991.
(2) See Note 9 of Notes to Consolidated Financial Statements for information concerning transactions with affiliates.
(3) See Note 1 of Notes to Consolidated Financial Statements for information concerning the computation of pro forma net income per share.
(4) Assumes the repayment of the current income tax payable to affiliate out of the proceeds of this offering, and assumes as outstanding the pro forma shares outstanding plus 125,645 shares of the shares being offered by the Company hereby which represent the shares deemed to be sold to fund such repayment. See "Use of Proceeds" and Note 1 of Notes to Consolidated Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company's revenues and results of operations are difficult to forecast and could differ materially from those discussed in the forward-looking statements contained in this Prospectus as a result of a number of factors, including, without limitation, those discussed under "Risk Factors" above.

OVERVIEW

     Document Sciences develops, markets and supports a family of document automation software and services used in high volume electronic publishing applications. The Company's revenues are divided into three categories: initial license fees, annual renewal license and support fees, and services and other revenues. Initial license fees are comprised principally of license fees for the first year of use of the Company's products by end user customers. Annual renewal license and support fees are comprised principally of mandatory fees paid by customers annually for continued use and support of the licensed products. Services and other revenues are comprised principally of fees for consulting, application development and training services performed by the Company as well as fees received from Xerox in connection with the sale of certain Xerox printer products. The Company recognizes revenue in accordance with AICPA Statement of Position on Software Revenue Recognition No. 91-1. Initial license revenue is recognized upon shipment of the product to customers if no significant Company obligations remain and collection of the receivable is deemed probable. The portion of the initial license revenue which represents the software support for the first year is deferred and recognized ratably over the contract period. Annual renewal license and support revenue is deferred and recognized ratably over the contract period. Revenues from commissions paid by Xerox in connection with the sale of Xerox printer products are recognized upon installation of the printer products. Revenues generated from consulting and training services are recognized as the related services are performed. See Note 1 of Notes to Consolidated Financial Statements.

     Revenues from the Company's CompuSet software and related products comprised approximately 100%, 100%, 97% and 85% of initial license fees for years 1993, 1994, 1995 and the first half of 1996, respectively. The Company expects that its CompuSet products will continue to account for a substantial majority of initial license fee revenue for the foreseeable future.

     The Company's business has experienced and is expected to continue to experience seasonality, in part due to customer purchasing patterns and the Company's expense patterns. The Company believes that fourth quarter revenues are positively impacted by year-end capital purchases by large corporate customers, and strong fourth quarter sales of printers by Xerox (which may generate sales of the Company's products, as well as commissions to the Company), as well as the Company's sales compensation plans. These seasonal factors typically result in fourth quarter revenues being substantially higher than revenues in each of the preceding three quarters, as well as being higher than revenues in each of the first two quarters of the next year. In addition, a significant amount of the Company's revenues occur predominantly in the third month of each fiscal quarter and tend to be concentrated in the latter half of that third month.

     The Company has substantially increased expenditures in support of its strategy to expand its global marketing, sales and customer support infrastructure in order to expand the market for the Company's products by providing direct sales and support services and increased channel distribution throughout the major markets of the world. Through this expansion, the Company hopes to lessen its dependence on Xerox Corporation and certain Xerox affiliates. In addition, the Company's strategy is to increase both its product offerings and markets through marketing, sales and distribution, and its product development relationships with other companies. The Company intends to increase the number of these strategic relationships as well as form alliances with system integrators and consultants. Whether the Company can successfully generate its own sales leads, introduce new products and enter into new markets will depend on its ability to expand its direct sales and support services, expand its indirect channel distribution, and increase its relationships and alliances with other companies. As a result of its planned expansion, the Company has and will continue to incur significant costs to build such corporate infrastructure ahead of anticipated revenues, and any failure to achieve growth in revenues would have a material adverse affect on the Company's business, operating results and financial condition. See "Risk Factors -- Expansion of Sales and Distribution Channels."

     The license of the Company's software products is often an enterprise-wide decision by prospective customers and generally requires the Company to engage in a lengthy sales cycle, typically between three and twelve months, to provide a significant level of education to prospective customers regarding the use and benefits of the Company's projects. In addition, the implementation by customers of the Company's products involves a significant commitment of resources by such customers over an extended period of time and is commonly associated with substantial customer reengineering efforts. For these and other reasons, the sales and customer implementation cycles are subject to a number of significant delays over which the Company has little or no control. Delay in the sale or customer implementation of a limited number of license transactions could have a material adverse effect on the Company's business, operating results and financial condition.

     The Company sells its products principally through a direct sales force domestically, and internationally principally through distributors and value added resellers ("VARS") and, to a lesser extent, through its direct sales force. The Company derived approximately 14%, 26%, 42% and 30% of its total revenues from export sales, including sales through its foreign subsidiary, in 1993, 1994, 1995 and the first half of 1996, respectively. International revenues reflect the start-up and expansion of the Company's international operations. The Company's international business is subject to various risks common to international activities, including currency fluctuations. Revenues and expenses of the Company's international operations are translated at the average exchange rate in effect during the period. Although to date exchange rate fluctuations have not had a significant impact on the Company, fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar could cause currency transaction gains and losses in future periods. Such fluctuations could affect the Company's operating results and financial condition. The Company does not currently engage in currency hedging transactions. See Notes 3 and 9 of Notes to Consolidated Financial Statements.


     The Company and Xerox maintain a strategic marketing alliance agreement under which the parties have agreed to pay each other fees on referrals that lead to the successful licensing or sales of each other's products. The Company's revenues from the strategic marketing alliance, principally commissions from sales of Xerox printers, were $490,400, $752,000 and $586,600 in 1994, 1995 and the first half of 1996, respectively, and payments to Xerox under this agreement were $113,500, $167,200 and $67,300 in 1994, 1995 and the first half of 1996, respectively. The commissions received by the Company from sales of Xerox printers under the strategic marketing alliance have little associated costs, have had a high degree of inconsistency from quarter to quarter and are difficult to estimate. Failure to continue to receive such commissions would have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company has entered into distributorship agreements with various Xerox foreign affiliates to re-market the Company's products internationally. The Company's revenues from such distributorship agreements related to the licensing, maintenance and support of the Company's products were $1.3 million, $3.1 million and $675,900 in 1994, 1995 and the first half of 1996, respectively. When initial licenses of the Company's software products are installed with Xerox products, from time to time Xerox bills and collects for the licensed software on behalf of the Company. Funds collected and remitted by Xerox to the Company for these end user software products were $835,200 in 1994, $1.2 million in 1995 and $821,600 in the first half of 1996. See Note 9 of Notes to Consolidated Financial Statements. Although neither Xerox nor its affiliated entities has expressed to the

Company any intention to terminate their respective agreements with the Company, these agreements generally may be terminated on no more than 90 days' notice. Accordingly, there can be no assurance that Xerox or its affiliates will continue these relationships or, if they do, that they will be on terms favorable to the Company.


RESULTS FROM OPERATIONS

     The following table sets forth the percentage of total revenues for certain items in the Company's consolidated statement of income for the periods indicated:

                                                                                      SIX MONTHS
                                                                                        ENDED
                                                      YEAR ENDED DECEMBER 31,          JUNE 30,
                                                      ------------------------      --------------
                                                      1993      1994      1995      1995      1996
                                                      ----      ----      ----      ----      ----
Revenues:
  Initial license fees..............................   57 %      62 %      60 %      60 %      55 %
  Annual renewal license and support fees...........   28        21        18        21        17
  Services and other................................   15        17        22        19        28
                                                      ---       ---       ---       ---       ---
          Total revenues............................  100       100       100       100       100
                                                      ---       ---       ---       ---       ---
Cost of revenues:
  Initial license fees..............................    4         3         3         3         5
  Annual renewal license and support fees...........    6         4         4         4         4
  Services and other................................    3         3         4         4         5
                                                      ---       ---       ---       ---       ---
          Total cost of revenues....................   13        10        11        11        14
                                                      ---       ---       ---       ---       ---
Gross profit........................................   87        90        89        89        86
                                                      ---       ---       ---       ---       ---
Operating expenses:
  Research and development..........................   11        14        17        20        17
  Selling and marketing.............................   27        39        42        45        51
  General and administrative........................   28        18        14        17        12
                                                      ---       ---       ---       ---       ---
          Total operating expenses..................   66        71        73        82        80
                                                      ---       ---       ---       ---       ---
Income from operations..............................   21        19        16         7         6
Interest income (expense), net......................   (1 )      --        --        --        --
                                                      ---       ---       ---       ---       ---
Income before provision for income taxes............   20        19        16         7         6
Provision for income taxes..........................    8         9         6         2         2
                                                      ---       ---       ---       ---       ---
          Net income................................   12 %      10 %      10 %       5 %       4 %
                                                      ===       ===       ===       ===       ===

YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

     Revenues

     Total revenues were $3.5 million in 1993, $7.2 million in 1994, and $10.5 million in 1995, representing increases from the prior year of 105% in 1994 and 47% in 1995. The increases were primarily attributable to increases in revenues from initial licenses of software and growth in services and other revenue. In addition, the Company's revenues from export sales and sales through its foreign subsidiary increased from 14% of total revenues in 1993 to 26% in 1994 and 42% in 1995.

     Initial license fees. Initial license revenues increased 124% from $2.0 million in 1993 to $4.4 million in 1994 and 42% to $6.3 million in 1995, representing 57%, 62% and 60% of total revenues in the respective years. The increase in initial licenses of software was due principally to sales to new customers and expansion of the Company's indirect distribution channel, especially the value added reseller channel in Europe, and to a lesser extent to the release in October 1993 of the Windows-based CompuSeries products.

     Annual renewal license and support fees. Revenues from annual renewal license and support fees increased 55% from $980,700 in 1993 to $1.5 million in 1994, and by 28% to $1.9 million in 1995. The increase was principally due to expansion in the installed base of the users of the Company's software products. As a percentage of total revenues, annual renewal license and support fees have decreased from approximately 28% in 1993 to 21% in 1994 and 18% in 1995. This decrease is principally due to the strong increase in initial license revenues in 1994 and 1995 and, to a lesser extent, to licenses of CompuSeries products in 1994 and 1995 when such products did not carry a follow-on annual license obligation.

     Services and other. Revenues from services and other increased 131% from $530,900 in 1993 to $1.2 million in 1994, and 86% to $2.3 million in 1995 and have increased as a percentage of total revenues from 15% in 1993 to 17% in 1994 and 22% in 1995. The increase in revenues was the result of increasing demand from customers for consulting services due principally to the increased number of new customer licenses of the Company's software generating increased demand for services, and the increase in commissions from $198,600 in 1993 to $490,400 and $752,000 in 1994 and 1995, respectively, under the strategic marketing alliance from the sale of Xerox printers.

     Cost of Revenues

     Total cost of revenues have remained relatively constant at 10% to 13% of total revenues during the last three fiscal years.

     Cost of initial license fees. Cost of initial license fees of software includes documentation, reproduction costs, product packaging, packaging design, product media, employment costs for training, installation and distribution personnel. The cost of initial licenses has ranged between 5% to 7% of initial license revenues during the last three years. The cost of third party software has been insignificant to date; however, these costs will increase in the future to the extent that the Company integrates third party software into its Document Library software products and to the extent that the Document Library software products become a significant component of initial license revenue. Also included in the cost of initial license revenues in 1993, 1994 and 1995 was amortization of capitalized software development costs of $36,600, $103,500 and $136,100, respectively.

     Cost of annual renewal license and support fees. Cost of annual renewal license and support fees consists principally of the employment-related costs for the Company's technical support staff, which performs technical software support services. These costs have increased on an absolute dollar basis from 1993 to 1995 due principally to increases in the Company's technical support staff. As a percentage of annual renewal license and support fees revenues, these costs were 22%, 18% and 19% in 1993, 1994 and 1995, respectively, reflecting significantly increased technical support staff in 1995.

     Cost of services and other. Cost of services and other consists principally of the employment-related costs for the Company's staff of product consultants and trainers. There are little or no costs related to commissions from the sale of Xerox printers under the strategic marketing alliance. These costs have ranged between 15% and 19% of services and other revenues during the last three years. The increase in these costs in absolute dollars and as a percentage of services and other revenues resulted principally from the additional staffing required to perform the Company's professional services.

     Operating Expenses

     Research and development. Research and development expenses consist primarily of personnel costs associated with developing new products, enhancing existing products, testing software products and developing product documentation as well as other costs directly related to product development. The Company expenses all costs for research and development of new products until technological feasibility has been assured. Thereafter, costs of production are capitalized until general release of the product. The Company capitalized $74,900, $164,000 and $291,000 in 1993, 1994 and 1995, respectively.
The capitalized costs of software production are amortized using the greater of the amount computed using the ratio of current product revenues to estimated total product revenues or the straight-line method over the remaining estimated economic lives of the products. Research and development expenses increased 161% from $401,000 in 1993 to $1.0 million in 1994 and 67% to $1.7 million in 1995, representing 11%, 14% and 17% of total revenues in these periods, respectively. The increase in these expenses over this period resulted principally from the increase in the number of engineering and technical employees and related costs. Engineering and technical employees increased from 6 in 1993 to 15 in 1994 to 22 in 1995.

     Selling and marketing. Selling and marketing expenses consist primarily of salaries, commissions, marketing programs and related costs for pre- and post-sales activity. These expenses increased 196% from $935,000 in 1993 to $2.8 million in 1994 and 60% to $4.4 million in 1995, representing 27%, 39% and 42% of total revenues in these years, respectively. The growth of these expenses was due principally to increases in domestic sales and sales support personnel and related costs, as well as to increases in commissions associated with increased revenues and increases in expenses for seminars, trade shows, advertising and other marketing programs. The increase in these expenses as a percentage of total revenues reflects additional personnel, from 12 in 1993 to 20 in 1994 and 46 in 1995, and expanded marketing programs necessary to address new sales opportunities and to support an expanded customer base. See "Risk Factors -- Expansion of Sales and Distribution Channels."

     General and administrative. General and administrative expenses consist of employment-related costs for finance, administration and human resources, and general corporate management and services. These expenses increased 28% from $996,000 in 1993 to $1.3 million in 1994, and 19% to $1.5 million in 1995, representing 28%, 18% and 14% of total revenues in 1993, 1994 and 1995, respectively. The increase in these expenses in absolute dollars from 1993 to 1995 was due principally to growth in the Company's finance and administrative operations necessary to support business growth. The decrease as a percentage of total revenues reflects the benefits of economies of scale.

     Interest Income (Expense), Net

     Interest income (expense), net is primarily composed of interest income from cash and cash equivalents, offset by financing charges related to equipment leases and other debt. The Company generally invests cash not required for immediate working capital needs in United States Government treasury bills, money market accounts and other investment-grade securities. The amount of interest income fluctuates based upon the amount of funds available for investment and the prevailing interest rates.

     Provision for Income Taxes

     The Company's effective tax rate was 41% in 1993, 47% in 1994 and 38% in 1995. The effective tax rates were based on the federal and state statutory rates. The effective income tax rate for 1994 increased as a result of operating losses incurred by the Company's foreign subsidiary. The tax benefits attributable to these losses cannot be recognized as the realization of such benefits is uncertain. From its inception to December 31, 1995, the Company's taxes were included in the consolidated tax returns of Xerox. For reporting purposes, the Company recognizes income tax expense on pretax income at the tax rates in effect as if the Company were filing tax returns on a stand-alone basis. The Company intends to repay its income tax liability to Xerox from the proceeds of the initial public offering. At such time as Xerox owns less than 80% of the Common Stock of the Company, the Company will not be part of the consolidated tax returns of Xerox. See "-- Liquidity and Capital Resources," "Certain Transactions" and Note 8 of Notes to Consolidated Financial Statements.

SIX MONTHS ENDED JUNE 30, 1995 AND JUNE 30, 1996

     Revenues

     Total revenues increased 53% from $4.2 million in the first half of 1995 to $6.3 million for the same period in 1996. Revenues from initial license fees, annual license renewal and support fees and services and other increased 41%, 23% and 125%, respectively, from the first half of 1995 to the first half of 1996, representing 55%, 17% and 28% respectively, of total revenues. This growth in revenues reflected increases in licenses of the Company's software products to new customers and additional licenses to existing customers, annual renewal license fees from an expanded installed customer base, increases in customer requirements for consulting services, and the Company's increased focus on providing such services. The Company also had significantly increased revenues from commissions from the sale of Xerox printers, which are included in services and other, from $157,700 in the first half of 1995 to $586,600 for the same period in 1996. In the comparative periods, the Company's total revenues from Xerox and affiliates of Xerox declined from $1.5 million in the first half of 1995 to $1.4 million in the first half of 1996, due principally to substantially reduced sales through Fuji Xerox Co. Ltd. in Australia and Xerox Canada Ltd. in Canada and, to a lesser extent, to reduced European revenues from Xerox affiliates. These decreases were substantially offset by the increased revenues from commissions on sales of Xerox printers. In addition, the Company's revenues from European VARs not affiliated with Xerox increased substantially in the first half of 1996 from the first half of 1995. The Company also recognized revenues from the initial licenses of its DLS and DVS products in the first half of 1996.

     Cost of Revenues

     Total cost of revenues increased from $456,900 in the first half of 1995 to $879,800 for the same period in 1996, representing 11% and 14% of total revenues in the respective periods. These costs increased principally as a result of expansion of technical support personnel necessary to support the expansion of the installed customer base of the Company's software products as well as to increase the level and quality of the technical support provided.

     Cost of initial license fees. The cost of initial licenses increased from $98,300 in the first half of 1995 to $313,700 for the same period in 1996, representing approximately 4% and 9% of initial license revenues in the respective periods. This increase was principally due to the changes in mix and initial shipments of the DLS software, which has higher costs due to the use of third party software.

     Cost of annual renewal license and support fees. These costs increased from $179,700 in the first half of 1995 to $244,600 in the same period in 1996, representing approximately 20% and 22%, respectively, of annual renewal license and support fee revenues in the comparative periods. These costs increased principally as a result of expansion of technical support personnel necessary to support the expansion of the installed customer base of the Company's software products and to increase the level and quality of the technical support provided.

     Cost of services and other. These costs increased from $178,900 in the first half of 1995 to $321,600 for the same period in 1996, representing 23% and 18%, respectively, of services and other revenues in the respective periods. The increase in absolute dollars resulted principally from expansion of the consulting personnel and the increase in the generally high levels of salaries of the consulting personnel. The decrease as a percentage of related revenue was the result of the higher percentage of commissions from the sale of Xerox printers relative to the services revenue, since the cost of services and other does not include any material expense associated with commissions from the sale of Xerox printers. The cost of services for both the first half of 1995 and 1996 was 28% of services revenue.

     Operating Expenses

     Research and development. Research and development expenses increased from $819,400 in the first half of 1995 to $1.1 million for the same period in 1996, representing 20% and 17% of total revenues in the respective half year periods. The increase in absolute dollars was the result of increases in the number of engineering and technical employees and related costs which the Company incurred to support the increased focus on product enhancements and product design.

     Selling and marketing. These expenses increased from $1.9 million in the first half of 1995 to $3.2 million for the same period in 1996, representing 45% and 51%, respectively, of total revenues in the respective periods. The increase was due to higher personnel costs as a result of an increase in headcount from 27 to 37, higher travel costs, expanded marketing activities and the design and implementation of professional services methodology, all in support of the Company's strategy to expand its worldwide marketing, sales and customer support infrastructure. See "Risk Factors -- Expansion of Sales and Distribution Channels."


     General and administrative. These expenses increased from $732,300 in the first half of 1995 to $735,600 for the same period in 1996, representing 17% and 12%, respectively, of total revenue in the respective periods. These costs remained relatively constant in absolute dollars and decreased significantly as a percentage of total revenues reflecting the benefits of economies of scale.


SELECTED QUARTERLY OPERATING RESULTS

     The following tables set forth certain unaudited consolidated financial information by quarter for each of the six quarters through the quarter ended June 30, 1996. This quarterly information has been prepared on a consistent basis with the audited consolidated financial statements appearing elsewhere in this Prospectus and, in the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and related notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period. See "Risk Factors -- Uncertainty of Future Operating Results; Fluctuations in Quarterly Operating Results."

                                                                          THREE MONTHS ENDED
                                                 --------------------------------------------------------------------
                                                                     1995                                1996
                                                 --------------------------------------------     -------------------
                                                 MAR. 31     JUNE 30     SEPT. 30     DEC. 31     MAR. 31     JUNE 30
                                                 -------     -------     --------     -------     -------     -------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Initial license fees.........................  $ 1,287     $ 1,205      $1,238      $ 2,568     $ 1,564     $ 1,939
  Annual renewal license and support fees......      430         464         514          534         545         555
  Services and other...........................      273         505         539          954         579       1,168
                                                  ------      ------      ------       ------      ------      ------
          Total revenues.......................    1,990       2,174       2,291        4,056       2,688       3,662
                                                  ------      ------      ------       ------      ------      ------
Cost of revenues:
  Initial license fees.........................       55          43          34          217          86         228
  Annual renewal license and support fees......       82          97          86          104         134         111
  Services and other...........................       75         104         115          130         139         182
                                                  ------      ------      ------       ------      ------      ------
          Total cost of revenues...............      212         244         235          451         359         521
                                                  ------      ------      ------       ------      ------      ------
Gross profit...................................    1,778       1,930       2,056        3,605       2,329       3,141
                                                  ------      ------      ------       ------      ------      ------
Operating expenses:
  Research and development.....................      373         446         512          417         506         579
  Selling and marketing........................      803       1,063       1,058        1,491       1,462       1,787
  General and administrative...................      342         391         387          401         341         395
                                                  ------      ------      ------       ------      ------      ------
          Total operating expenses.............    1,518       1,900       1,957        2,309       2,309       2,761
                                                  ------      ------      ------       ------      ------      ------
Income from operations.........................      260          30          99        1,296          20         380
Interest income (expense), net.................        2           7          --           (4)          5          11
                                                  ------      ------      ------       ------      ------      ------
Income before provision for income taxes.......      262          37          99        1,292          25         391
Provision for income taxes.....................       97          14          37          490           9         161
                                                  ------      ------      ------       ------      ------      ------
Net income.....................................  $   165     $    23      $   62      $   802     $    16     $   230
                                                  ======      ======      ======       ======      ======      ======

                                                                          THREE MONTHS ENDED
                                                 --------------------------------------------------------------------
                                                                     1995                                1996
                                                 --------------------------------------------     -------------------
                                                 MAR. 31     JUNE 30     SEPT. 30     DEC. 31     MAR. 31     JUNE 30
                                                 -------     -------     --------     -------     -------     -------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
AS A PERCENTAGE OF TOTAL REVENUES:
Revenues:
  Initial license fees.........................       65%         56%         54%          63%         58%         53%
  Annual renewal license and support fees......       21          21          22           13          20          15
  Services and other...........................       14          23          24           24          22          32
                                                  ------      ------      ------       ------      ------      ------
          Total revenues.......................      100         100         100          100         100         100
                                                  ------      ------      ------       ------      ------      ------
Cost of revenues:
  Initial license fees.........................        3           2           1            5           3           6
  Annual renewal license and support fees......        4           4           4            3           5           3
  Services and other...........................        4           5           5            3           5           5
                                                  ------      ------      ------       ------      ------      ------
          Total cost of revenues...............       11          11          10           11          13          14
                                                  ------      ------      ------       ------      ------      ------
Gross profit...................................       89          89          90           89          87          86
                                                  ------      ------      ------       ------      ------      ------
Operating expenses:
  Research and development.....................       19          20          22           10          19          16
  Selling and marketing........................       40          49          46           37          54          49
  General and administrative...................       17          18          17           10          13          11
                                                  ------      ------      ------       ------      ------      ------
          Total operating expenses.............       76          87          85           57          86          76
                                                  ------      ------      ------       ------      ------      ------
Income from operations.........................       13           2           5           32           1          10
Interest income (expense), net.................       --          --          --           --          --          --
                                                  ------      ------      ------       ------      ------      ------
Income before provision for income taxes.......       13           2           5           32           1          10
Provision for income taxes.....................        5           1           1           12          --           4
                                                  ------      ------      ------       ------      ------      ------
Net income.....................................        8%          1%          4%          20%          1%          6%
                                                  ======      ======      ======       ======      ======      ======

     The Company's total revenues and operating results can vary, sometimes substantially, from quarter to quarter and are expected to vary significantly in the future. The Company's revenues and operating results are difficult to forecast. Future results will depend upon many factors, including the demand for the Company's products, the level of product and price competition, the length of the Company's sales cycle, the size and timing of individual license transactions, the delay or deferral of customer implementations, the budget cycles of the Company's customers, the Company's success in expanding its direct sales force and indirect distribution channels, the timing of new product introductions and product enhancements by the Company and its competitors, the mix of products and services sold, levels of international sales, activities of and acquisitions by competitors, the timing of new hires, changes in foreign currency exchange rates, the ability of the Company to develop and market new products and control costs, and general domestic and international economic conditions. In addition, the Company's sales generally reflect a relatively high amount of revenues per order, and the loss or delay of individual orders, therefore, could have a significant impact on the revenues and quarterly operating results of the Company. Moreover, the timing of license revenue is difficult to predict because of the length of the Company's sales cycle, which is typically three to twelve months from the initial customer contact. In addition, a significant amount of the Company's revenues occur predominantly in the third month of each fiscal quarter and tend to be concentrated in the latter half of that third month.

     The Company's business has experienced and is expected to continue to experience seasonality, in part due to customer purchasing patterns and the Company's expense patterns. The Company believes that fourth quarter revenues are positively impacted by year-end capital purchases by large corporate customers and strong fourth quarter sales of printers by Xerox (which may generate sales of the Company's products), as well as the Company's sales compensation plans. As reflected in the fourth quarter of 1995, these seasonal factors have historically resulted in fourth quarter revenues being substantially higher than revenues in the preceding three quarters, as well as being higher than revenues in each of the first two quarters of the next year. In addition, in the second and third quarters of 1995 and the first and second quarters of 1996, the Company's operating profitability was substantially dependent on commissions received from the sale of Xerox printers.

     The Company's sales generally reflect a relatively high amount of revenues per order. The loss or delay of individual orders, therefore, could have a more significant impact on the revenues and quarterly results of the Company than on those of companies with higher sales volumes and lower revenues per order. The Company's software products generally are shipped as orders are received, and revenues are recognized upon shipment of the products, provided no significant vendor obligation exists and collection of the related receivable is deemed probable. As a result, initial license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. The timing of receipt of initial license revenue is difficult to predict because of the length of the Company's sales cycle, which is typically three to twelve months from the initial contact. Because the Company's operating expenses are based on anticipated revenue trends and because a high percentage of the Company's expenses are relatively fixed, a delay in the recognition of revenue from a limited number of initial license transactions could cause significant variations in operating results from quarter to quarter and could result in losses. To the extent such expenses precede, or are not subsequently followed by, increased revenues, the Company's operating results would be materially adversely affected. Further, the Company has experienced variability in quarter-to-quarter operating expenses. This variability in research and development expenses is due principally to the timing of completion of software development projects and the allocation of the time of technical personnel who are periodically assigned to such development projects. In addition, the Company's selling and marketing expenses have increased significantly over the last six quarters, reflecting a significant increase in the Company's sales, marketing and customer support infrastructure designed to increase revenues. If such revenue increase does not occur, the Company's operating results will be materially adversely affected.

     Due to the foregoing factors, revenues and operating results for any quarter are subject to significant variation, and the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Further, it is possible that in some future quarter or quarters the Company's operating results will be less than the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES


     The Company has financed its operations since inception through cash flow from operations, bank lines of credit and long-term capital leases. The Company has a line of credit with a commercial bank under which the Company may borrow up to a total of $750,000, secured by substantially all assets of the Company at the bank's prime rate of interest plus 1%. The Company currently has no borrowings outstanding under the line of credit. The Company has entered into a letter of intent to replace such line of credit with a new line of credit from a commercial bank under which the Company may borrow up to $2,500,000 at the bank's prime rate. This line of credit will be secured by substantially all assets of the Company.


     The Company generated $90,000, $1.3 million, $1.2 million and $614,100 from operations in 1993, 1994, 1995 and the first half of 1996, respectively. These amounts are principally the result of income from operations and increases in deferred revenue partially offset by growth in accounts receivable, due to increased revenue. In addition, Xerox paid the Company's current income taxes of $136,000, $653,700 and $591,400 in 1993, 1994 and 1995, respectively, which the
Company has not been required to settle in cash, which has positively affected cash generated from operating activities in such periods. Beginning January 1, 1996, the Company will be responsible for the payment of its income taxes, which will affect cash generated from operations. The Company's investing activities used cash of $95,400 in 1993, $411,300 in 1994, $588,900 in 1995 and $391,800 in
the first half of 1996. The principal investments have been in purchases of property and equipment and computer software costs. See "Use of Proceeds."

     The Company's financing activities provided $27,200 in 1995 and $116,800 in 1993. In 1995, cash was provided by issuance of common stock pursuant to exercise of stock options offset by payments of capital lease obligations. In 1993, cash was provided by borrowings under the Company's line of credit offset by payments of capital lease obligations. In 1994, cash used for financing activities was $374,400. In this period, cash was used to repay net borrowings under the Company's line of credit and capital lease obligations. In the first half of 1996, cash used for financing activities was $27,600. In this period, cash was used primarily to repay capital lease obligations.

     At June 30, 1996, the Company had cash and cash equivalents of $1.5 million. The Company believes that the net proceeds from the sale of Common Stock in this offering together with existing cash balances, anticipated cash flow from operations, and its line of credit, will be sufficient to meet its capital requirements for at least the next twelve months. The Company intends to invest the Company's cash in excess of cash required for current operations in short-term, investment grade securities.

                                    BUSINESS

     Document Sciences Corporation develops, markets and supports a family of document automation software products and services used in high volume electronic publishing applications. Autograph, the Company's document automation software architecture, enables personalized and customized publishing solutions for many industries including insurance, managed healthcare, financial services, telecommunications, manufacturing/distribution, government and commercial print services. The Company's products enable an important form of communication between organizations and customers by employing enterprise database assets to produce high-quality documents that are ready to print on demand and distribute in high volume. Additionally, the Company's core technology is being applied to provide electronic document automation solutions for the Internet, intranets and commercial on-line services. CompuSet, Autograph's flagship product, is licensed by approximately 400 customers worldwide who collectively produce an estimated one billion customized pages per month. The fully portable Autograph platform enables cost-effective, just-in-time, on-demand, high volume publishing that is fully automated, capable of quality document composition, and flexible for end-user customization. The Company's products are used in a wide array of computing environments from client/server to large computer systems.

INDUSTRY BACKGROUND

     In today's highly competitive and cost conscious marketplace, document automation is becoming increasingly critical to organizations with large numbers of customer and document distribution needs. The Company believes producing and processing business documents may cost up to 15% of a document intensive organization's revenue. Document automation can reduce labor, inventory, and distribution costs often found in other forms of publishing. For many companies, the document is the primary manifestation of the company's products or services. For example, insurance companies communicate to their policy holders principally through their insurance policy documents. The insurance company's policy and periodic premium bill represents its products and services. The production of these documents through powerful document automation processes can dramatically improve the company's image in the eyes of its customers. In addition, the role of the document is becoming increasingly important in helping companies provide new products and services to their customers. Examples are financial statements that provide periodic performance reports, suggested investment strategies, and highly personalized marketing messages integrated into the statements. Using these documents as cross-marketing tools incorporating information from database marketing and data mining processes can result in improved customer acquisition and retention.

     Many organizations that rely on documents to communicate with their customers are seeking solutions which can provide highly customized and personalized documents. Some markets require documents to be produced in large quantities and with strong visual appeal. These organizations typically produce large quantities of documents which are uniquely tailored to each individual customer, such as insurance policies, financial statements, bills, and high quality specialized direct mailings. Traditionally, these types of documents have been created using a variety of in-house software systems augmented with manual processes, which can be time consuming, costly and inflexible, and then output to high speed and large volume electronic printers. Introduced by Xerox and IBM in the late 1970s, electronic printers provide cost and productivity advantages as well as the ability to produce robust documents in comparison to the previous generation of high speed electromechanical impact printers. Nevertheless, in markets requiring personalized and customized documents, high volume electronic printers are often underutilized when not operated in conjunction with document automation software.

     To fully utilize electronic printers and economically produce documents, organizations must address four processes: information creation, information management, information formatting, and information presentation and output. These processes, together with their primary forms or functions, are shown below.
                         ELECTRONIC PUBLISHING PROCESS

                                   [GRAPHIC]

     Many organizations must manage these processes across a variety of organizational units and computing systems. Companies producing documents in large quantities must also consider the cost trade-offs between highly customized and personalized documents versus reproducing standard documents. Organizations seek to implement flexible document automation processes in order to produce customized documents in large quantities without the high costs of traditional production methods. Document automation enables cost effective production of large volumes of highly personalized and customized documents, often at production costs similar to mass produced standard documents.

     Some organizations that have produced large quantities of customized and personalized paper documents for communications and information distribution are exploring alternative and emerging technologies. These emerging document distribution technologies include CD-ROM, the Internet, intranets, and commercial on-line services. For example, many organizations are replacing printed internal documents with electronic postings on enterprise local area networks (LANs) or intranets. In addition, many companies are beginning to communicate externally through global electronic networks such as the Internet. For example, according to a recent industry report, the worldwide installed base of intranet servers is estimated to grow from 63,500 in 1995 to 8.8 million in 2000, and the worldwide installed base of intranet client browsers is estimated to grow from 6.4 million in 1995 to 111.9 million in 2000. For some applications, the cost of implementing and maintaining these document distribution alternatives is offset by the elimination or reduction of paper-based document production and distribution. In addition to cost savings, these technologies enable organizations to provide higher quality and more robust interactive documents than their paper based counterparts. These technologies can lead to more effective communications and improved customer satisfaction, retention, and acquisition.

     The market for document automation software is growing rapidly as companies recognize the need to increase document effectiveness through high quality composition and assembly. Document automation capitalizes on the investments companies have made in traditional mainframe and newer client/server computing platforms. Growth in the paper-based portion of the market is also fueled by the increasing popularity of lower-cost midrange electronic printers and the continuing cost/performance improvements in computing and communications technologies. Organizations are producing increasing amounts of data and information and consequently are demanding more effective documents and delivery. The improvements in effectiveness can result from customized and personalized content, more robust documents, and improved forms of document delivery. In addition, in many current and future applications, the fundamental nature of the document is shifting from static paper-based documents to more robust interactive electronic documents published on the Internet, intranets and commercial on-line services.

THE DOCUMENT SCIENCES SOLUTION


     Document Sciences provides an integrated family of products and services which address the enterprise need for document automation across mainframe and client/server computing environments. The Company's software products and services enable cost-effective composition and assembly of highly customized and personalized documents rapidly and in very large quantities. The Company's products comprise its Autograph document automation software architecture.


     Document Sciences' products provide the following key business benefits for a variety of document automation applications:

     High Speed Personalization and Customization. The Company's products enable large volumes of highly personalized and customized documents to be composed and assembled faster than by interactive publishing methods and most other types of current electronic publishing. For example, using CompuSet, more than 50 complex personalized and customized pages per second can be composed and assembled using data and information in corporate databases. The customer satisfaction benefits of personalized and customized documents can be substantial and can often provide the company's customers with a competitive advantage.

     Just-in-Time, On-Demand Processing. The Company's products are suited to just-in-time, on-demand environments where customized and personalized documents must be produced rapidly and in large quantities. Applications can be developed which operate in both high-volume batch processing environments as well as transaction initiated settings. Autograph's ability to support both environments benefits the customer by providing the enterprise with a single document automation solution which addresses on-demand publishing for both paper based and electronic document distribution.


     Portable, open and scaleable. The Company's software products operate identically on a large number of computing and software operating systems, and are easily migrated across heterogeneous computing environments. For example, the Company's software products and applications operating on IBM mainframe hardware and software products can be easily moved to industry standard Unix or PC platforms with little or no modifications. In addition, Autograph supports high speed electronic printers from Xerox, IBM, OCE (which has recently acquired the electronic printer business of Siemens Nixdorf), and Hewlett-Packard, which together account for a large majority of the world's installed base.


     Lower Cost. The Company's software products enable significant cost savings over traditional forms of document development, production and archiving. Due to their automation capabilities, the Company's products require less labor for certain applications when compared to other types of electronic publishing such as interactive or desktop publishing. The on-demand production capabilities of Autograph help reduce storage, inventory and obsolescence costs. Document archiving systems that utilize the Company's electronic viewing products can achieve significant cost savings compared to paper, microfiche, and microfilm forms of archiving.

THE DOCUMENT SCIENCES STRATEGY

     The Company's objective is to be the leading worldwide supplier of document automation software and services. Autograph, the Company's document automation software architecture, enables many industries including insurance, managed health care, financial services, telecommunications, government agencies and commercial print service bureaus to provide high volume customized and personalized communication for their customers. The Company's strategy includes extending its technology leadership, leveraging its installed base of customers, expanding its distribution channels, expanding professional services and expanding into electronic documents including the Internet, intranets and commercial on-line services. The Company expects to invest significantly in sales, marketing, professional services and product development infrastructure.

     Maintain and Extend Technology Leadership. The Company's technology strategy is to continue to enhance its industry leading Autograph architecture with the addition of new products, features, functions, and performance improvements. The Company intends to enhance Autograph by extending connectivity, support and compatibility with products and services provided by complementary suppliers in the industry. The Company intends to continue porting its software products to additional computing platforms as market needs develop. Continuing investments will be made in graphical user interfaces for document design, prototyping and system operation. The Company intends to extend and modify its core document automation technology to provide support for paperless document production and distribution. Paperless document production and distribution include on-line viewing, customized documents prepared for distribution on optical media such as CD-ROMs, and electronic documents accessed and delivered via the Internet, intranets and commercial on-line services.

     Leverage the Company's Installed Base. The Company has a large installed base of customers within its targeted markets in the United States, Canada, Europe, and Australia. In many cases, the Company's customers are expanding or upgrading their document automation needs, which provides a market for additional products from the Company. Recently introduced and planned products and services can also be provided to the Company's current customers as follow-on sales activities. The Company also intends to leverage this installed base by utilizing it to facilitate the introduction of major new products into the market, such as products and services for providing electronic document distribution over the Internet, intranets and commercial on-line services. The Company's strategy is to increase its account penetration horizontally and across multiple departments through Autograph's "sell high, sell wide" enterprise-wide sales strategy, by further up-market penetration through the integration and delivery of the total solutions selling process, and by down-market penetration through increasing product ease of use.

     Leverage the Electronic Printing Installed Base. The Company believes that the worldwide installed base of high speed electronic printers is under utilized due to the lack of widespread use of high-end document automation software products. The Company intends to leverage this opportunity by marketing the benefits of document automation to the high speed electronic printing installed base which has already made extensive investments in computing and printing hardware.

     Expand Distribution Channels. The Company currently markets and supports its products in the United States, Canada, Western Europe, and Australia. It intends to expand marketing, selling and support capacity in its existing territories as well as expansion into territories not currently served. The Company intends to expand its direct sales organization in the United States with additional sales representatives and infrastructure. International sales are accomplished primarily through indirect sales channels such as value added resellers (VARs). The Company intends to expand direct sales channels in certain markets. Both the domestic and international sales activities will continue to be enhanced through strategic marketing relationships with suppliers of complementary products and services.

     Expand Professional Services. The Company's strategy is to position itself as a document automation solution provider. Consulting services are currently focused on assisting in the sale of high margin initial software licenses by providing project management and application development. The Company intends to expand consulting services to assist existing customers with the application of new products offered by the Company. The Company believes this marketing strategy will provide opportunities to expand the Company's services to include document design, systems design and integration. In addition to consulting services, the Company currently offers introductory-level customer education, which is bundled with CompuSet initial licenses. Additional and advanced training is provided at the Company's headquarters in San Diego and at customer sites for additional fees. The Company intends to expand its curriculum to provide advanced and specialized customer education in response to the unique needs of certain customers. The Company believes that expanded Professional Services will enable customers to deploy the Company's document automation products more rapidly and effectively and will enable the Company to become a solutions provider, accelerate the development of new products and earn recurring revenue.

     Expand into Electronic Documents. To date, the Company's Autograph architecture has been applied mainly to document automation applications producing paper-based documents. The Company believes that its core technology can be extended to the Internet, intranets and commercial on-line services, and has recently begun initial development activity in this area. The short-term strategy is to engage this emerging opportunity with two complementary initiatives. First, the Company intends to work closely to define product requirements with existing customers, many of whom have expressed interest in using the Internet in their document automation solutions. Second, the Company intends to develop incremental extensions to Autograph which can be readily incorporated by current customers into existing document automation products provided by the Company. These enhancements may provide support for Common Gateway Interface (CGI) data capture in the Internet environment, support for embedding links in the composed documents including Universal Resource Locators
(URLs) and multi-media links, and support for Portable Document Format (PDF) from Adobe.

CUSTOMER CASE STUDIES

     Representative examples of customers who are using the Company's products to address their business production publishing needs are:

     Insurance Services

     Autograph architecture components such as CompuSet are used by insurance companies worldwide. These include life insurance providers, property and casualty insurers, as well as health insurers such as Blue Cross plans and managed care providers such as HMOs. Autograph products have been used to automate the production of insurance policies, insurance benefit booklets, variable annuity statements, as well as personalized correspondence such as renewal letters and claims processing documents.

     A large life insurance company uses Autograph products for automated insurance policy production. Prior to adopting Autograph, the insurer's process required manual assembly using policy forms produced by an outside printer. The number of these policy forms ranges well into the thousands since they vary for each insurance product type, jurisdiction, and language. Because offset printing costs necessitate large quantities, the thousands of pre-printed forms were kept in a large and expensive warehouse facility. With Autograph, the insurer was able to produce personalized life insurance policies for its clients, and eliminate the warehouse expenses through on-demand electronic printing. In addition, the high labor costs and errors inherent in manual document handling have been minimized through document automation.

     Financial and Banking Services

     Personalized communications through document automation is rapidly becoming a key differentiator for many financial and banking services companies as direct person-to-person contact becomes reduced or eliminated. Reengineering the document applications is also an opportunity to improve the quality and readability through the use of composition and dynamic graphics.

     Morgan Grenfell Asset Management (MGAM), headquartered in London, is one of the largest asset management firms in Europe and uses Autograph products to enhance the quality of its client communications as part of its total service offering. MGAM was an early adopter of document automation technology and realized the importance of generating personalized client reports enriched with data-driven graphics. As part of the Autograph implementation, MGAM clients can request specific reports which are produced immediately and printed on-demand. In addition, the Autograph product suite is used to produce quarterly reports with highly detailed and personalized information, as well as customized presentation booklets that are distributed during client reviews.

     A worldwide management and employee benefits consulting firm uses the Autograph architecture to produce personalized employee benefit statements. As part of a strategy to help its clients communicate with their employees, the firm produces a comprehensive employee benefit suite of documents. Through Autographdocument automation, the firm's clients can effectively communicate the importance of retirement planning to the clients' employees, and dynamically illustrate how each employee can take advantage of client-sponsored benefit programs. The firm believes that this level of personalization and the use of dynamic composition and data-driven graphics increases employee satisfaction and participation in their retirement options.

     Commercial Print Services

     Commercial print service bureaus have been at the forefront of developing many document automation applications. Such bureaus include large automated document factories capable of producing upwards of 100 million customized and personalized pages per month, specialized consulting firms providing unique document products, and many regional and local electronic printing operations that cater to smaller mid-size businesses. The flexibility of the Autograph architecture is ideally suited to such clients, which must produce many varying document types and provide a superior product for competitive reasons.

     International Billing Services, Inc. (IBS), a wholly-owned subsidiary of USCS International, Inc., and a large provider of outsourced statement presentment services in the United States, has begun using Autograph as an important component of its processes. By incorporating Autograph into its highly-automated statement production centers, IBS has been able to shorten the time needed to convert new customers to its processes. IBS is also exploring the use of Autograph to enhance the flexibility of its statement creation services and to produce richer, more information-oriented documents which are tailored to each individual customer.

     The versatility of Autograph products has allowed Security Mailing Corporation, a regional document automation provider in Australia that services the Asia Pacific banking and financial services sectors, to produce a wide variety of document formats for its many clients. This flexibility insures that each client is able to differentiate itself from its competitors and achieve the desired level of document quality and personalization. Security Mailing Corporation has also extended its services by incorporating Autograph's Document Viewing capabilities into its offering. As a result, its clients can integrate electronic document archival and retrieval directly into their customer service processes. The ability to create hardcopy client documents as well as exact electronic duplicates for use in customer service applications provides Security Mailing Corporation with an advantage over competing bureaus that cannot provide electronic document options.

     Communications Industry

     An emerging market for Autograph is in the communications arena. The advent of new technologies is forcing many communications companies such as telephone, cellular and cable providers to reengineer their own client communications. The design of these new communications requires flexibility to support increasingly complex product options and personalization for cross-marketing opportunities.

     CAM-NET Communications Network Inc. (CWKTF), one of Canada's top five long-distance companies, uses the Autograph architecture to produce its corporate information and billing documents. As CAM-NET grew in the early 1990's, the company realized that it needed a state-of-the-art billing system that would meet the needs of its expanding customer base, as well as provide a competitive advantage through improved client communications. By adopting Autograph products, CAM-NET has provided fully automated bill production, and has dramatically improved the design, appearance and effectiveness of its billing documents. Simultaneously, Autograph has increased its processing capacity by 200 percent. Autograph has also improved CAM-NET's client satisfaction, by allowing its customers to choose their preferred billing structure and format -- by area code, by frequently-called numbers, by personalized billing code, as well as many other options.

     Manufacturing and Distribution

     Autograph document automation is also well suited for long document applications by enabling customization of long documents to reduce document size and improve document effectiveness.

     Ace Hardware Corporation, a dealer-owned multi-billion dollar Fortune 500 wholesale cooperative with more than 5,000 stores located in all 50 states and 55 foreign countries, has been using Autograph products such as CompuSet since the early 1980's. This has enabled Ace Hardware to fully automate the creation of its nine-volume product catalog for its membership, including pagination and indexing, as well as inclusion of over 30,000 images. Because of regional product offerings, customized catalogs are created for each of its 15 regional retail support centers. In total, nearly 70,000 industrial items are composed into over 98,000 CompuSet-generated pages. With CompuSet, Ace Hardware was able to reduce turnaround time, particularly in the initial layout of the document, which previously had been done with an expensive manual cut and paste process.

CUSTOMERS

     The Company's products are currently licensed to approximately 400 end user customers in a broad range of industries worldwide including insurance, managed health care, commercial print services, telecommunication, utilities, manufacturing, distribution, retail, publishing companies as well as governmental agencies. The following is a representative list of the Company's end user customers, each of which is currently paying license fees for the use of the Company's products.

           INSURANCE                   COMMERCIAL PRINT SERVICES              BANKING/FINANCE
 Aetna Life Insurance Co.            Groupe IST Inc.                    Allmerica Financial, Inc.
 Basler Versicherungs                Hewitt Associates LLC              Banque Nationale de Paris
   Gesellschaft                      International Billing Services,    Canada Trust Company and
 Chubb & Son, Inc.                     Inc.                               The Canada Trustco
 Le Gan                              Moore Communication Services         Mortgage Company
 Metropolitan Life Insurance         Output Technologies Inc.           Capital One Bank
   Company                           Paperstream                        CIBC Insurance
 The Prudential Life Insurance       R R Donnelley & Sons               Merrill Lynch, Pierce, Fenner
   Company of America                Standard Register                  & Smith Incorporated
 State Farm Insurance Company        Thomson Publications Australia     Janus Capital Corp.
 Sun Alliance Holdings Limited         P/L                              Oppenheimer
 United Services Automobile                                             Primerica Life
   Association                                                            Insurance Company and
                                                                          Affiliates
                                                                        Rothschild Australia Ltd.
                                                                        Signet Bancard Corp.
                                                                        Wells Fargo Bank
MANAGED CARE/HEALTH CARE            MANUFACTURING/DISTRIBUTION        TELECOMMUNICATIONS/TRANSPORTATION
  Several Blue Cross/Blue             Ace Hardware Corporation          Bell Atlantic Services, Inc.
    Shield Plans                      American Honda Motor              CAM-NET Communications,   Inc.
  Cleveland Clinic Foundation           Co., Inc.                       Chessie Computer Services,
  Cost Care, Inc.                     Canadian Tire Corporation,          Inc.
  Foundation Health                     Limited                         Federal Express Corporation
  Harvard Community Health            Caterpillar Inc.                  France Telecom
    Plans                             Circuit City Stores               Official Airline Guides
  HealthNet                           Compaq Computer Corporation         (Business Men's Assurance
  MaxiCare Health Plans, Inc.         eR3 (Video International)           Company of America)
                                      Giant of Landover Inc.            U.S. West Marketing
                                      Thrifty Payless Inc.                Resources Group
                                      Westinghouse Electric
                                        Corporation

PRODUCTS

     The Company's software products are included in its Autograph architecture, which currently addresses three major functional areas: Document Composition and Assembly, Document Management, and Document Viewing, as described below. All of the Company's software products can be complemented by Professional Services.

                             AUTOGRAPH ARCHITECTURE

                                   [GRAPHIC]

     The list price for an initial license fee for CompuSet, the Company's core product, is currently $65,000 for an initial mainframe installation and ranges down to $35,000 for an initial single PC; options currently range from $1,000 to $50,000. The Company licenses its products for one year, after which an annual renewal fee, usually in an amount equal to 15% of the initial license fee, is required for continued use. A typical new sale is currently about $75,000 for software licenses and approximately $25,000 for professional services.

     Document Composition and Assembly

     Composition and Assembly. CompuSet, the Company's flagship product, automates document composition and assembly using data and information in corporate databases. It is the Company's core technology. CompuSet software consists of a rule-based language and a composition engine that provide high speed composition and assembly of complex documents with high typographic and aesthetic levels of quality. Information content is marked with CompuSet tags which, in turn, are defined in logically separate style specifications. Without requiring real-time user interaction, the composition engine then transforms the tagged data and information into finished electronic documents that can be composed and assembled at rates in excess of 50 pages per second, depending on computing configuration and complexity of the document. Document construction facilities are extensive, including the full support of dynamic data driven graphics generation.

CompuSet operates on a range of computers and operating systems including mainframes, workstations, network servers and personal computers.

     Data Capture and Setup. Data capture and setup products include CompuPrep and a number of Importers, and prepare data and information for subsequent composition and assembly by CompuSet. CompuPrep is an optional tool that enables users to capture and tag raw data and information from a variety of sources, including corporate databases, for subsequent processing by CompuSet. It is a high level language that describes the data environment, related data processing and the tagging instructions for CompuSet. Importers accept externally generated document objects, including text, static graphics and scanned images, and convert them into formats compatible with CompuSet. The Importers support Adobe PostScript, Xerox Metacode and TIFF standard for scanned images.

     Document Output and Merge. Emitters transform CompuSet's output into a number of popular Page Description Languages (PDLs) for printing and viewing. The PDLs provide instructions for rendering text, forms, bitmaps, and graphics into documents. The PDL formats currently supported are Xerox Metacode, IBM AFP, Adobe PostScript and HP PCL5. This part of the architecture is extensible and new Emitters can be provided as required. For example, the Company expects to provide support for PDF from Adobe during 1997.

     Application Development Tools. CompuSeries applications development tools run on Microsoft Windows and simplify document design and application prototyping. CompuSeries currently consists of several modules. CompuSpec is a tool for defining document formatting rules. Formatting specifications which are selected from a menu are associated with tags which are referenced in the document data. The results of the selected formatting specifications are visually displayed in a preview window. CompuBuild uses a PC version of CompuSet, combined with an editor to manipulate the tagged document data. CompuBuild supports all the dynamic functions and features of the CompuSet production engine. CompuMerge is a tool used to specify the placement of variable data into fixed document components such as in form-fill applications. CompuView Proof is a document proofing tool used to preview the document layout on the computer screen prior to printing. These tools are currently being integrated into a single Windows application, called CompuSeries II.

     Document Management

     Document Management tools provide client/server solutions for the creation, revision and management of document components used in the Company's document automation solutions. It consists of the Document Library Service (DLS) and Desktop Document Manager (DDM). DLS manages the document component creation process required by complex variable documents. In addition, DLS can be used to define complex assembly rules required for interactive or fully automated document composition and assembly with CompuSet. DLS uses a client/server architecture for accessing data and files on a mainframe or network server. Desktop Document Manager (DDM) is the client component of DLS and manages text objects created with Microsoft Word. Text objects are tracked and managed in a multi-author environment by providing access security, revision control and approval levels. DDM also provides a criteria-based document object selection capability for customized or personalized documents. These criteria are then used by DLS to generate a CompuSet-ready tagged data file. The customized or personalized document assembly can be directed to occur in a high-volume fashion on the server or in a just-in-time, on-demand fashion on the local DDM PC. DLS is in a controlled release with a small number of customers.

     Document Viewing

     Document Viewing enables on-line viewing and archiving of electronic documents produced by document automation applications. It consists of the Document Viewing Service (DVS) and CompuView Navigator. DVS uses a client/server architecture for the creation and access of electronic document files. DVS is available for a variety of mainframe, Unix and PC platforms. The electronic document files are generated in a format called CCIF, which is optimized for fast, memory-efficient viewing, transport and storage. CCIF files can then be viewed by CompuView Navigator. CCIF files consist of three major components: a PDL rendition of the pages for WYSIWYG viewing; various indices for locating documents; and reusable document elements. CCIF files can also be distributed, archived or printed through document distribution and archiving systems offered by third party software developers that have integrated CompuView Navigator. CompuView Navigator is a Windows application for viewing CCIF files. The view of the document is virtually identical to the printed document. CompuView Navigator may also be integrated with third party document retrieval systems. The Company introduced the DVS in October 1995 and has had limited installations to date.


     The following process flow diagram describes each Autograph product within the context of product functionality and the enterprise. It also includes possible future Internet extensions, some of which are not currently under active development. The Company believes that its core technology can be extended to the Internet, intranets and commercial on-line services and has recently begun initial development activity in this area, although there can be no assurance that such development activity will result in commercially successful products. See "Business -- Research and Development."

                             [PROCESS FLOW DIAGRAM]

PROFESSIONAL SERVICES

     In addition to its software products, the Company provides a comprehensive suite of services which can assist customers in the implementation of enterprise wide and mission critical document automation applications. Professional Services include on-site software installation, customer training programs, telephone support programs and consulting services. Consulting services are currently focusing on assisting in the sale of high margin initial software licenses by providing project management and application development. Eventually, the Company intends to expand Professional Services to include document design, systems design and integration. In addition to consulting services, the Company currently offers introductory-level customer education, which is bundled with CompuSet initial licenses. Additional and advanced classes are provided for additional fees at the Company's headquarters in San Diego and at customer sites. The Company intends to expand its curriculum to provide advanced and specialized customer education in response to the unique needs of certain customers. The Company believes that expanded Professional Services will enable customers to deploy the Company's document automation products more rapidly and effectively, and assist the Company in the development of new products and provide recurring revenue. The Professional Services organization employed a professional and support staff of 36 as of June 30, 1996.

SALES AND MARKETING

     The Company's sales and marketing organization targets vertical industry segments that require document automation and high volume document personalization and customization. The Company currently licenses its products using a combination of direct sales and alternate channels. In the United States, the Company markets its products through a direct sales force. Sales representatives are provided with pre-sales technical support by regional application specialists. Sales representatives and the regional application specialists are located in Atlanta, Austin, Chicago, Cleveland, Dallas, Minneapolis, New York City, Pittsburgh, Richmond, San Antonio, San Diego, San Francisco, Seattle and Washington, D.C. The Company distributes its products through VAR relationships with Xerox Canada, Limited in Canada and Fuji Xerox Co., Ltd. in Australia. The Company's subsidiary, Document Sciences Europe, markets and supports the Company's products in Europe by providing channel management, technical support, fee based services, and defining European market and product requirements. The Company licenses its products in Europe through VARs and, to a lesser extent, direct sales. The VARs are principally Rank Xerox Ltd. and other Xerox affiliates who remarket the Company's products. The Company's revenues from such arrangements were $1.3 million, $3.1 million and $675,900 in 1994, 1995 and the first half of 1996, respectively. The sales, marketing and customer support organization currently employs a professional and support staff of 68.

     The Company intends to expand its sales and marketing organization to provide direct sales and support services throughout the world. Such planned expansion will occur by first addressing the unique product requirements of a region followed by developing indirect sales channels to market in the region. As the Company is able to increase its market presence, it may then augment its alternate channels with a direct sales capability. See "Risk
Factors -- Expansion of Sales and Distribution Channels."

     In addition, the Company intends to increase both its product offerings and markets through marketing, sales and distribution and development relationships with other companies. Current relationships include formal and informal marketing and sales alliances with Xerox, IBM, Siemens Nixdorf, Computer Associates, New Dimension, RSD, Data/Ware Development, and Data Retrieval. These relationships provide sales leads for the Company's products and have extended the Company's sales coverage and networking capabilities.

COMPETITION

     The market for the Company's document automation products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The Company's software products are targeted at document intensive organizations that require the ability to produce large quantities of customized and personalized documents in paper or electronic form. The Company faces direct and indirect competition from a broad range of competitors who offer a variety of products and solutions to the Company's current and potential customers. The Company's principal competition currently comes from (i) systems developed in-house by the internal MIS departments of large organizations, (ii) direct competition in a number of its vertical markets, including Image Sciences, which is partially owned by Xerox, and FormMaker Software, Inc. in the insurance industry, M&I Data Services, Inc. in banking and financial services and Group 1 Software, Inc. in commercial direct mailing, and (iii) direct competitors such as IBM's Direct Composition Facility (DCF) and Group 1's recently introduced DOC1 product. The Company faces market resistance from the large installed base of legacy systems because of the reluctance of these customers to commit the time and effort necessary to convert their document automation processes to the Company's document automation software. Several of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than the Company, greater name recognition and a larger installed base of customers.

     It is also possible that the Company will face competition from new competitors. These include large independent software companies offering personal computer-based application software solutions, such as Microsoft Corporation and Adobe Corporation, and from large corporations providing database management software solutions, such as Oracle Corporation. In addition, Xerox, either directly or through affiliated entities, could compete with the Company. Moreover, as the market for document automation software develops, a number of these or other companies with significantly greater resources than the Company could attempt to enter or increase their presence in the Company's market either independently or by acquiring or forming strategic alliances with competitors of the Company or to otherwise increase their focus on the industry. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's current and prospective customers, and it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results and financial condition.

     The Company believes that the principal competitive factors affecting its market include products performance and functionality, ease of use, scalability, operation across multiple computer and operating system platforms, product and company reputation, client service and support, and price. Although the Company believes that it currently competes favorably with respect to such factors, there can be no assurance that the Company will be able to maintain its competitive position against current and future competitors or that the Company will be successful in the face of increasing competition from new products or solutions introduced by existing competitors or by new companies entering the market. Further, there can be no assurance that the Company can maintain its position against current and future competitors, especially those with greater financial, marketing, service, support, technical and other resources than the Company.

RESEARCH AND DEVELOPMENT

     In general, the Company's strategy is to build products that augment and extend the document composition and assembly capabilities of its core products. Initially, product development investments were primarily focused on completing the Autograph architecture, which included delivering products for document viewing as well as adding support for additional print environments. In addition, there was a substantial investment in product maintenance and in software integration, testing, and documentation. The Company supplements its product development efforts by reviewing customer feedback on existing products and working with customers and potential customers to anticipate future product needs.

     To date, the Company's Autograph architecture has been applied mainly to document automation applications producing paper based documents. The Company believes that its core technology can be extended to provide document automation for the Internet, intranets, and commercial on-line services. The short-term strategy is to engage this emerging opportunity with two complementary initiatives. First, the Company intends to work closely to define product requirements with existing customers, many of whom have expressed interest in using the Internet in their document automation solutions. Second, the Company intends to develop incremental extensions to Autograph which can be incorporated by current customers into existing document automation products provided by the Company. The Company believes that its core technology can be extended to the Internet, intranets and commercial on-line services, and has only recently begun initial development activity in this area. There can be no assurance that the Company will be successful in developing, introducing and marketing new products on a timely and cost-effective basis, if at all, or that new products will achieve market acceptance. See "Risk
Factors -- Dependence on New Products and Product Enhancements."

     The development organization is composed of self-directed teams, in which representatives from various disciplines within the Company collectively take responsibility for the development and delivery of each new feature or product. The development process includes early review of prototypes and demonstrations to incorporate customer feedback and provide an opportunity for management review. A formal sequence of project phases organizes the development and review process for each team. The Company has a formal release planning process for an annual maintenance release, and delivers interim versions as needed to support its customers. The development organization maintains a database of all customer and internal requests which forms the basis for release planning.

     The Company expects to continue to enhance its existing products and to develop new products, particularly as they relate to electronic publishing applications. Research and development expenditures have grown substantially since the Company's inception. Such expenditures were $400,800 in 1993, $1.0 million in 1994, $1.7 million in 1995 and $1.1 million in the first half of 1996. These amounts do not include product support activities. The development organization has grown from 4 people in 1993, to 12 in 1994, 21 in 1995 and 27 at June 30, 1996. The Company employs independent contractors as needed to supplement the permanent development staff.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     The Company's success is dependent, in part, on its ability to protect its proprietary technology. The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company presently has no patents or patent applications pending. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary.

     Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology. The Company is not aware that any of its products infringes the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to current or future products. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agree-ments. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition.

     In addition, the Company also relies on certain software that it licenses from third parties, including software that is integrated with internally developed software and used in the Company's products to perform key functions. There can be no assurances that such firms will remain in business, that they will continue to support their products or that their products will otherwise continue to be available to the Company on commercially reasonable terms. The loss or inability to maintain any of these software licenses could result in delays or reductions in product shipments until equivalent software can be developed, identified, licensed and integrated, which would adversely affect the Company's business, operating results and financial condition.

EMPLOYEES

     As of June 30, 1996 the Company had 105 employees including 68 in sales, marketing and customer support, 27 in research and development, and 10 in finance and administration. None of the Company's employees is represented by a labor union. The Company has experienced no work stoppages and believes its relationship with its employees is good. Competition for qualified personnel in the industry in which the Company competes is intensive. The Company believes that its future success will depend in part on its continued ability to attract, hire, and retain qualified personnel.

FACILITIES

     The Company's principal administrative, sales, marketing, training, and research and development facilities occupy approximately 15,000 square feet in San Diego, California, pursuant to a lease which expires on January 31, 2000. In addition, the Company's subsidiary in France occupies approximately 3,500 square feet of office space with a renewable lease expiring in February 1999. Sales representatives and field technical support personnel operate from their homes. The Company believes its current facilities are adequate to meet its needs through the next six months. The Company is exploring various alternatives to house its planned expansion, and believes that additional facilities would be available on acceptable terms.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The directors, executive officers and key employees of the Company, and their ages as of June 30, 1996 are as follows:

                   NAME                     AGE                      POSITION
- ------------------------------------------  ---     ------------------------------------------
Tony N. Domit.............................  58      President, Chief Executive Officer and
                                                    Director
Alfred G. Altomare, Jr. ..................  52      Vice President, Consulting
Barbara E. Amantea........................  51      Vice President, Chief Financial Officer,
                                                    Treasurer and Secretary
Thomas Anthony............................  61      Vice President, Sales
Peter L. Bradshaw.........................  41      Vice President, Development
Daniel J. Fregeau.........................  39      Vice President, Marketing
Judith A. O'Reilly........................  53      Managing Director, Document Sciences
                                                    Europe
E. Mark Palandri, Ph.D. ..................  57      Chief Scientist
Robert V. Adams(2)........................  64      Chairman of the Board
Thomas L. Ringer(1).......................  65      Director
Colin J. O'Brien(1).......................  57      Director
James J. Costello(2)......................  50      Director
Barton L. Faber...........................  49      Director

- ---------------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Tony N. Domit, a Company founder, has served as President and Chief Executive Officer since the Company's inception in October 1991. Previously, he was an Executive Consultant with Xerox Technology Ventures. From 1990 to 1991, Mr. Domit was President and CEO of Advanced Workstations Products, Inc., a wholly-owned Xerox subsidiary. Prior to AWPI, Mr. Domit was employed by Xerox Corporation for 22 years in a variety of Vice Presidential and managerial positions primarily in the areas of product development and marketing. His Xerox-related experiences were in the Company's electronic printing, publishing, workstation and networking businesses. Prior to Xerox, Mr. Domit was an engineer with Scientific Data Systems, Ampex Computer Products, and Litton Industries.

     Barbara E. Amantea has served as Vice President, Chief Financial Officer, Treasurer and Assistant Secretary since the Company's inception in 1991. Prior to the formation of the Company, Ms. Amantea served for nine months as a financial consultant with Xerox Technology Ventures. From 1990 to 1991, Ms. Amantea was Chief Financial Officer of Advanced Workstation Products, Inc., a wholly-owned subsidiary of Xerox Corporation. From 1988 to 1990, Ms. Amantea was Chief Financial Officer of Segue Software, Inc., a provider of automated testing software. From 1977 to 1987, Ms. Amantea was Controller and Corporate Secretary to Interactive Systems Corporation, a developer and supplier of UNIX operating systems, which was subsequently acquired by Kodak Corporation.

     Daniel J. Fregeau has served as Vice President, Marketing since 1994. From 1992 to 1994, Mr. Fregeau served as Vice President, Sales for the Company. Prior to joining the Company, Mr. Fregeau was Marketing Manager for the Networking Division of Sears Business Centers, San Diego, from 1990 to 1992. Mr. Fregeau was a founder and principal of MicroAge in San Diego from 1988 to 1990. From 1982 to 1988, Mr. Fregeau held several positions with Xerox Corporation's Electronic Publishing Business Unit including Manager of Systems Engineering and Integration,

Technical Program Manager, and Project Manager. While at Xerox, Mr. Fregeau designed and directed the development of several publishing products and was a key contributor to the launch of the XICS (now CompuSet) product in the U.S. and Canada.

     Judith A. O'Reilly, a Company founder, has served as Managing Director of Document Sciences Europe since its inception in 1993. Prior to the formation of Document Sciences Europe, Ms. O'Reilly was Director of Customer Support from 1992 to 1993. From 1982 to 1992, Ms. O'Reilly held several positions in development, product delivery and marketing at Xerox. Prior to joining Xerox, Ms. O'Reilly was an applications developer for companies in the publishing, manufacturing, and food sectors.


     Alfred G. Altomare has served as Vice President, Consulting since January, 1996. Prior to joining the Company, Mr. Altomare was founder and principal of Mariner Associates, a business consulting firm, from 1993 to 1996. From 1990 to 1993, Mr. Altomare was Vice President/General Manager, Indirect Channel Operations of ICL Retail Systems. Prior to joining ICL, Mr. Altomare was Vice President, Consulting at Gartner Group from 1989 to 1990. From 1985 to 1989, he was founder and principal of VAR Strategies Group. Mr. Altomare was Principal and Senior Vice President, Sales and Marketing for InfoCorp/Gartner Group (now Infocorp/Computer Intelligence) from July 1982 to March 1985. Mr. Altomare previously held a variety of sales, marketing and training positions with IBM.


     Dr. E. Mark Palandri, a founder of the Company, has served as Chief Scientist since 1992. Prior to joining the Company, Dr. Palandri held a variety of software developer positions at Xerox Corporation from 1982 to 1992. From 1980 to 1982, Mr. Palandri worked at Composition Software Systems until its sale to Xerox. While at CSS, Mr. Palandri began the development of CompuSet. From 1965 to 1973, Dr. Palandri worked on data handling systems in high energy physics at the European Organization for Nuclear Research in Geneva, Switzerland. From 1973 to 1990, Mr. Palandri was Senior Principal Research Scientist in the Division of Computing Research in the Commonwealth Scientific and Industrial Research Organization. Mr. Palandri holds a BS from the University of Western Australia and a Doctorate in Applied Mathematics from Cambridge University.

     Thomas Anthony has served as Vice President, Sales since June 1994. Prior to joining the Company, Mr. Anthony was Executive Vice President, Marketing and Sales for Innovatech, Inc. from 1992 to 1994, Acer America from 1990 to 1992, Sweda International from 1987 to 1990, and Frame Technologies from 1981 to 1987. Mr. Anthony was Vice President, Sales for Altos Computer Systems from 1983 to 1986 and Vice President Marketing and Sales from 1979 to 1983 for Onyx Systems. Prior to Onyx, Mr. Anthony was with National Semiconductor as a Vice President and founder of the Datacheck Business.

     Peter L. Bradshaw has served as Vice President of Development since March, 1994. Prior to joining the company, Mr. Bradshaw was manager of the Application Software Team at Xerox from 1989 to 1994, where he was responsible for integrating high volume printers with application software. From 1982 to 1989, Mr. Bradshaw worked in Xerox' Workstation Business Unit where he managed the development team responsible for the graphical user interface for the 6085 Workstation. From 1977 to 1980, Mr. Bradshaw was at Bell Telephone Laboratories in system development. Mr. Bradshaw holds an M.S. in Computer, Information, and Control Engineering and a B.S. in Computer Science and Mathematics from the University of Michigan and an MBA from the Anderson Graduate School of Management at UCLA.

     Robert V. Adams has served as a director and Chairman of the Board of the Company since 1991. Since 1989, Mr. Adams has served as President of Xerox Technology Ventures, a venture capital unit of Xerox. Mr. Adams is also a director of Tekelec, ENCAD, Inc. and Chairman of Documentum, Inc.

     Thomas L. Ringer has been a director of the Company since 1991. Mr. Ringer is currently Chairman of the Boards of Directors of Wedbush Corporation, Wedbush Capital Corporation, M.S.

Aerospace, Inc., Enterprise Solutions Limited and the Center for Innovation and Entrepreneurship. In addition, he serves on the Boards of Directors of Wedbush Morgan Securities, Inc. and Applied Retail Solutions.

     Colin J. O'Brien has served as a director of the Company since May 1996. Since 1992, Mr. O'Brien has been employed in various positions at Xerox and currently serves as Vice President of Xerox and Chief Executive Officer of Xerox New Enterprise Board. Prior to 1992, Mr. O'Brien was the founder and Chief Executive Officer of Triax Corporation, an investment company specializing in defense electronics companies. Prior to joining Triax Corporation, he was the Chief Executive Officer of Times Fiber Communications Inc., a manufacturer of fiber optic and coaxial telecommunications systems. Mr. O'Brien is also a director of Documentum, Inc.

     James J. Costello has served as a director of the Company since May 1996. Since 1975, Mr. Costello has been employed in various positions at Xerox and currently serves as Chief Financial Officer and Vice President of Xerox New Enterprise Companies.


     Barton L. Faber has served as a director of the Company since July 1996. From April 1985 to June 1996, Mr. Faber held various positions with R.R. Donnelley and currently serves as a member of the board of directors of Alphagraphics, Inc., Dataware Technologies, Inc., GeoSystems Global Corporation and Xeikon N.V. He is also chairman of the board of directors and a director of Metromail. Prior to joining R.R. Donnelley, Mr. Faber held various positions with Mobil Oil Corporation and Ramada Europe.


     Executive officers of the Company are appointed by the Board of Directors and serve at the discretion of the Board. There are no family relationships among any directors or executive officers of the Company.

BOARD COMMITTEES

     The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee, consisting of Robert V. Adams and James J. Costello, recommends the selection of independent public accountants to the Board of Directors, reviews the scope and results of the audit and other services provided by the Company's independent auditors, and reviews the Company's accounting practices and its systems of internal accounting controls.

     The Compensation Committee, consisting of Thomas L. Ringer and Colin J. O'Brien, reviews and approves the salaries, bonuses and other compensation payable to the Company's executive officers and administers and makes recommendations concerning the Company's employee benefit plans.

NON-EMPLOYEE DIRECTOR COMPENSATION

     In July 1996, the Company approved a non-employee director compensation arrangement pursuant to which the non-employee directors will be compensated as follows: (i) $4,000 annual retainer; (ii) $1,200 for each meeting of the Board attended; and (iii) reimbursement for certain expenses in connection with attendance at Board and committee meetings. In addition, in February 1995, Thomas L. Ringer was granted an option to purchase 15,750 shares of Common Stock at an exercise price of $0.17 per share and in July 1996, Barton L. Faber was granted an option to purchase 10,000 shares of Common Stock at an exercise price of $10.00 per share.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of the Compensation Committee of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee. See "Certain Transactions" for a description of transactions between the Company and entities affiliated with members of the Compensation Committee.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Bylaws provide that the Company will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted by Delaware law.

     In addition, the Company's Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, the Company's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. This provision in the Amended and Restated Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Further, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Company or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Company or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Company or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its stockholders, for improper transactions between the director and the Company and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     The Company intends to enter into agreements to indemnify its directors and officers, in addition to indemnification provided for in the Company's Bylaws. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

     There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened material litigation that might result in a claim for such indemnification.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation earned by the Company's Chief Executive Officer and the five other most highly compensated executive officers (collectively, the "Named Executive Officers") whose salary and bonus for the fiscal year ended December 31, 1995 were in excess of $100,000 for services rendered in all capacities to the Company and its subsidiary for that fiscal year:

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                 ANNUAL COMPENSATION                   COMPENSATION
                                     --------------------------------------------   ------------------
             NAME AND                                       SECURITIES UNDERLYING       ALL OTHER
        PRINCIPAL POSITION           SALARY($)   BONUS($)        OPTIONS(#)         COMPENSATION($)(1)
- -----------------------------------  ---------   --------   ---------------------   ------------------
Tony N. Domit......................  $ 150,000        --                --               $  6,348
President and Chief Executive
  Officer
Thomas J. Anthony..................     90,000    46,626 (2)             --                 6,780
Vice President, Sales
Peter L. Bradshaw..................     96,667     5,000                --                  3,286
Vice President of Development
Daniel J. Fregeau..................     90,000    60,558 (2)         30,000                 3,436
Vice President, Marketing
Judith A. O'Reilly.................    108,623    96,442 (2)             --                 4,117
Managing Director, Document
  Sciences Europe
E. Mark Palandri...................    141,567        --           112,500                  5,052
Chief Scientist

- ---------------
(1) Includes $3,000 of Company contributions under its 401(k) Plan and the balance represents life insurance premiums paid by the Company.

(2) Represents commissions earned during the fiscal year ended December 31, 1995.

OPTION GRANTS DURING 1995

     The following tables set forth certain information concerning stock options granted during the fiscal year ended December 31, 1995 to each of the Named Executive Officers:

                                              INDIVIDUAL GRANTS                           POTENTIAL REALIZABLE
                         ------------------------------------------------------------       VALUE AT ASSUMED
                           NUMBER OF                                                      ANNUAL RATES OF STOCK
                          SECURITIES       PERCENTAGE OF                                   PRICE APPRECIATION
                          UNDERLYING       TOTAL OPTIONS      EXERCISE                     FOR OPTION TERM(4)
                            OPTIONS          GRANTED IN         PRICE     EXPIRATION      ---------------------
         NAME            GRANTED(#)(1)     FISCAL 1995(2)     ($/SH)(3)      DATE           5%            10%
- -----------------------  -------------   ------------------   ---------   -----------     -------       -------
Tony N. Domit..........           --             --                --             --           --            --
Thomas J. Anthony......
Peter L. Bradshaw......           --             --                --             --           --            --
Daniel J. Fregeau......       30,000            13%             $0.17         1/5/05      $ 3,144       $ 7,969
Judith O'Reilly........           --             --                --             --           --            --
E. Mark Palandri.......      112,500             48              0.17         1/5/05       11,792        29,883

- ---------------
(1) These options are non-statutory stock options granted pursuant to a written compensatory arrangement and vest over no more than four years.

(2) In 1995, the Company granted options to purchase an aggregate of 232,575 shares.

(3) In determining the fair market value of the Company's Common Stock, the Board of Directors considered various factors, including the Company's financial condition and business pros-pects, its operating results, the absence of a market for its Common Stock and the risks normally associated with high technology companies.

(4) Potential Realizable Value is based on certain assumed rates of appreciation pursuant to rules prescribed by the Securities and Exchange Commission (the "SEC"). Actual gains, if any, on stock option exercises are dependent on the future performance of the stock. There can be no assurance that the amounts reflected in this table will be achieved. In accordance with rules promulgated by the SEC, Potential Realizable Value is based upon the exercise price of the options, which is substantially less than the expected initial public offering price. If the Potential Realizable Value is calculated based on an assumed initial public offering price of $12.00 per share and the assumed rates of appreciation over the ten-year term of the options, the resulting stock price at the end of the term would be $19.55 and $31.12 per share at 5% and 10%, respectively.

AGGREGATED OPTIONS EXERCISED IN 1995 AND YEAR-END OPTION VALUES

     The following table sets forth for each of the Named Executive Officers the shares acquired and the value realized on each exercise of stock options during the year ended December 31, 1995 and the number and value of securities underlying unexercised options held by the Named Executive Officers at December 31, 1995:

                                                          NUMBER OF SECURITIES
                                                         UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                                               OPTIONS AT                 IN-THE-MONEY OPTIONS
                   NUMBER OF                               DECEMBER 31, 1995           AT DECEMBER 31, 1995($)(2)
                SHARES ACQUIRED         VALUE         ----------------------------    ----------------------------
     NAME         ON EXERCISE       REALIZED($)(1)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
- --------------- ----------------    --------------    -----------    -------------    -----------    -------------
Tony N. Domit..      562,500           $ 75,000              --              --              --              --
Thomas J.
  Anthony......       21,249                 --           1,251          37,500             208           6,250
Peter L.
  Bradshaw.....       25,530                 --           2,688          36,282             448           6,047
Daniel J.
  Fregeau......       60,000              8,000          26,250          18,750           6,375           3,125
Judith
  O'Reilly.....       95,466             12,729           2,034              --             610              --
E. Mark
  Palandri.....      205,620             12,729           4,380              --           1,001              --

- ---------------
(1) Based on the difference between the fair market value on the date of exercise and the exercise price.

(2) Based on the difference between the fair market value on December 31, 1995 ($0.33 per share) and the exercise price.


COMPENSATORY AND SEVERANCE ARRANGEMENTS


     The Company has entered into an agreement with Mr. Tony N. Domit, the Company's Chief Executive Officer, terminable at will by either the Company or Mr. Domit. The agreement provides for a base salary, effective March 1, 1993, of $142,800, and a potential annual incentive bonus based on achievement of the Company's operating plan and other mutually agreed upon objectives as evaluated by the Board. Pursuant to the agreement, in the event Mr. Domit were terminated, he would receive a severance payment equal to six months of his salary.


     The Company has entered into an agreement with Mr. Thomas J. Anthony, the Company's Vice President of Sales, terminable at will by either the Company or Mr. Anthony. The agreement provides for a base salary, effective May 25, 1994, of $90,000, and a commission equal to 0.75% of domestic booked revenue.

     The Company has entered into an agreement with Mr. A.G. Altomare, the Company's Vice President of Consulting Services, terminable at will by either the Company or Mr. Altomare. The agreement provides for a base salary, effective January 15, 1996, of $85,000, and a commission equal to 1.5% of recognized consulting revenue for fiscal 1996. In addition, Mr. Altomare will receive 2.75% of profit earned on consulting revenue, not to exceed $25,000 per year. Pursuant to such agreement, Mr. Altomare was granted an option to purchase 24,000 shares of Common Stock at an exercise price of $0.17 per share.


     The Company has entered into an agreement with Ms. Judith A. O'Reilly, currently the Managing Director of Document Sciences Europe, terminable at will by either the Company or Ms. O'Reilly. The agreement provides for a base salary, effective January 2, 1992, of $86,492 and a commission based on certain foreign revenue.

     The Company has entered into an agreement with Mr. Daniel J. Fregeau, the Company's Vice President of Marketing, terminable at will by either the Company or Mr. Fregeau. The agreement provides for a base salary, effective January 2, 1992, of $75,000, and a commission based on worldwide revenue.

EMPLOYEE BENEFIT PLANS

     1995 Stock Incentive Plan


     In October 1995, the Company adopted the Company's 1995 Stock Incentive Plan (the "1995 Plan") under which 779,250 shares were reserved for issuance upon exercise of options and purchase rights granted to employees, directors and consultants. The shares reserved for issuance under the 1995 Plan include 29,250 shares which were previously reserved for issuance under the Company's 1993 Stock Option Plan (the "1993 Plan"). The 1995 Plan supersedes the 1993 Plan; provided, however, that all outstanding options previously issued under the 1993 Plan shall be exercisable according to their terms. The 1995 Plan will terminate in June 2005, unless sooner terminated by the Board of Directors.


     The 1995 Plan provides for grants of incentive stock options intended to qualify as such under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), non-statutory stock options, and rights to purchase Common Stock. The 1995 Plan may be administered by the Board or a committee approved by the Board and is currently administered by the Board of Directors. Subject to the limitations set forth in the 1995 Plan, the Board or its designated committee has the authority to select the persons to whom grants are to be made, to designate the number of shares to be covered by each grant, to determine whether an option is to be an incentive stock option or a non-statutory stock option, to establish vesting schedules, to specify the exercise price of options and purchase rights, the type of consideration to be paid to the Company upon exercise, and, subject to certain restrictions, to specify other terms of options and purchase rights.

     The maximum term of options granted under the 1995 Plan is ten years. The aggregate fair market value of the stock with respect to which incentive stock options are first exercisable in any calendar year may not exceed $100,000. No person may be granted options and purchase rights under the 1995 Plan covering more than 100,000 shares during any one year period. Options and purchase rights granted under the 1995 Plan are non-transferable. Options generally expire three months after the termination of an optionee's service to the Company. In general, if an optionee is permanently disabled or dies during his or her service to the Company, such person's option may be exercised up to one year following such disability or death.

     The exercise price of incentive stock options must equal at least the fair market value of the Common Stock on the date of grant. The exercise price of non-statutory stock options and purchase rights may be determined by the Board or its designated committee in its discretion. The exercise price of incentive stock options granted to any person who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of stock must be at least 110% of the fair market value of such stock on the date of grant; and the term of these options cannot exceed five years.

     As of June 30, 1996, the Company had outstanding options to purchase 191,217 shares of Common Stock under the 1993 Stock Option Plan and 152,151 shares of Common Stock under the 1995 Plan held by an aggregate 88 persons at a weighted exercise price of $0.39 per share. As of June 30, 1996, options to purchase an aggregate of 1,278,033 shares of Common Stock under the 1993 Stock Option Plan and 3,624 shares of Common Stock under the 1995 Plan had been exercised.

     401(k) Plan

     The Company contributes to an employee savings and retirement plan (the "401(k) Plan") that is intended to be a tax-qualified plan, covering substantially all of the Company's employees. Under the terms of the 401(k) Plan, employees may elect to contribute up to 15% of their compensation, or the statutorily prescribed limit, if less, to the 401(k) Plan as a savings contribution. The Company may, in its discretion, match employee contributions, at such rate as it determines, but no match will apply to deferrals in excess of $3,000 or 10% of the employee's compensation. The 401(k) Plan has a profit sharing element whereby the Company may, in its discretion, contribute annually an amount determined by the Board of Directors. Such contributions, if any, are allocated to the accounts of all eligible employees based on their compensation and Company contributions to Social Security. An employee's interest in his or her deferrals are vested when contributed. An employee's interest in matching contributions and profit sharing contributions generally vest over 4 years from the date of employment. The 401(k) Plan is intended to qualify under Section 401 of the Code. As such, contributions to the 401(k) Plan, and income earned on such contributions, are intended not to be taxable to the employees until distributed from the 401(k) Plan and contributions of the Company are intended to be deductible when made. The 401(k) Plan has not been submitted to the Internal Revenue Service for a determination letter on its qualified status under the Code. If the 401(k) Plan is determined not to qualify under Section 401 of the Code, contributions to the 401(k) Plan and earnings on such contributions would be taxable to the employees when made.

     The 401(k) Plan is a single plan covering the employees of four entities (including the Company) in which Xerox Corporation owns 80 percent or more of the stock. Following this offering, for purposes of participation in the 401(k) Plan, the Company will no longer be a part of the Xerox Corporation controlled group. Accordingly, the Company intends to establish a new plan solely for the benefit of its employees.

                              CERTAIN TRANSACTIONS

AGREEMENTS WITH XEROX

     Transfer and License Agreement

     In connection with the transfer of the Company's technology from Xerox, the Company entered into a Transfer and License Agreement with Xerox in July 1992, to expire upon the expiration of all of the rights in the items covered thereby. This Agreement was subsequently amended in September 1994. Pursuant to the terms of the Agreement, as amended: (i) Xerox transferred all worldwide copyrights in and to the predecessor product of CompuSet (the "Transferred Software") and granted the Company a non-exclusive license to use the Xerox trade secrets in existence as of July 1992 pertaining to the Transferred Software; (ii) the Company granted Xerox a non-exclusive royalty-free license to use and copy the Transferred Software for internal purposes only, and to use portions of the code of the Transferred Software in products of Xerox; (iii) Xerox granted the Company a non-exclusive, royalty-free license to use, modify and reproduce the source code of XPS and EVMS, two software products comprising a small portion of the Company's current CompuSet products, and to distribute derivatives of XPS and EVMS in object code format; (iv) the Company granted to Xerox ownership of all technical information not primarily related to computer software that is generated by the Company while Xerox continues to own a majority of the outstanding capital stock of the Company, the Company retaining a non-exclusive license to use such technical information outside of certain eastern Asian and Pacific Rim countries; (v) the Company granted "most favored nation" status with respect to the purchase price of software products sold by the Company to Xerox, Rank Xerox Ltd., Fuji Xerox Co. Ltd., companies jointly owned by Xerox and the Rank Organization Ltd. and 40% affiliates of the foregoing; and (vi) the Company granted Fuji Xerox Co., Ltd. a right of first negotiation with respect to exclusive distribution of the Company's products in certain eastern Asian and Pacific Rim countries.

     Strategic Marketing Alliance Agreement

     In September 1993, the Company and Xerox entered into a Strategic Marketing Alliance Agreement, pursuant to which the Company and Xerox agreed to pay each other commissions on certain sales of products resulting from successful referrals from each other. The Agreement may be terminated by either Xerox or the Company upon thirty days' written notice in certain circumstances, or upon ninety days' written notice at any time. The Company's revenues from the strategic marketing alliance, principally commissions from sales of Xerox printers, were $490,400 and $752,000 in 1994 and 1995, respectively, and payments to Xerox under the Agreement were $113,500 and $167,200 in 1994 and 1995 respectively.

     Relationship with Fuji Xerox Australia

     The Company has an arrangement with Fuji Xerox Co., Ltd ("Fuji Xerox") pursuant to which Fuji Xerox distributes the Company's products in Australia and New Zealand. For each copy of the Company's products sublicensed by Fuji Xerox, Fuji Xerox pays the Company initial and annual fees equal to the Company's list price minus a percentage discount based on annual volume of sublicenses of the Company's products. Fuji Xerox provides technical support to its end users, with periodic software upgrades provided to Fuji Xerox by the Company. The arrangement with Fuji Xerox is terminable at will by either party.

     Xerox Canada Agreement

     The Company's Value Added Remarketer Agreement with Xerox Canada Limited ("Canada VAR") appoints Xerox Canada as a non-exclusive VAR in Canada for the Company's products. Under the agreement, Xerox Canada will add value to the products by giving technical support, assisting end users with application development, and providing first level hot-line support. For each copy of the Company's products sublicensed by Xerox Canada, Xerox Canada pays the Company initial and annual fees equal to the Company's suggested retail initial and annual license fees (net of the customer training uplift built into the price), minus a percentage discount. The Canada VAR is due to expire in January 1997; however, it is subject to automatic renewal for successive one-year terms unless either party gives notice at least 90 days prior to the expiration of the then current term that it will not renew the agreement.

EUROPEAN/SUB-SAHARAN AFRICA VAR AGREEMENTS

     The Company has numerous Value Added Reseller and Value Added Remarketer agreements in Europe and South Africa, Namibia and Swaziland, many of which are with Rank Xerox, Ltd. and other Xerox affiliates. The rights granted to the Company's resellers under these agreements are typically non-exclusive, although the agreements covering the territories of England, Scotland, Northern Ireland and Wales and South Africa, Namibia and Swaziland grant the reseller exclusive rights in its territory. In the usual circumstance, the reseller purchases the Company's products pursuant to purchase orders and redistributes the products in its territory, with the reseller having no right to copy the Company's products. The reseller performs front-line technical support for its end users, and software upgrades are periodically provided to the reseller by the Company. Each reseller agreement runs for either a two- or three-year term, with automatic one-year renewals unless either party gives notice of non-renewal within a specified period prior to renewal.

TAX SHARING AGREEMENT

     Xerox and the Company intend to enter into a Tax Sharing Agreement (the "Tax Sharing Agreement") that will provide for the allocation between Xerox and the Company of all responsibilities, liabilities and benefits relating to taxes paid or payable by either Xerox or the Company for all taxable periods, whether beginning before, on, or after this offering. Prior to the consummation of this offering, the Company has been included in the consolidated tax returns of Xerox. The Company's share of Xerox's consolidated income tax liability for the pre-offering period has been determined on a separate company basis computed under Internal Revenue Code and applicable state guidelines and was $136,000, $653,700 and $591,400 for the years ended December 31, 1993, 1994 and 1995, respectively. The Company intends to repay such liability from the proceeds of the initial public offering. For the period from January 1, 1996 through the date on which Xerox owns less than 80% of the Company (which will occur upon the consummation of this offering), the Company's separate tax liability will also be settled with Xerox in cash. For the post-offering period, the Company will file its own income tax returns. Any adjustments (for example, pursuant to an Internal Revenue Service audit) made during the post-offering period, but relating to the pre-offering period, will be settled between the Company and Xerox in cash.

     The Company has entered into employment agreements with certain of its executive officers. See "Management -- Employment and Severance Arrangements." The Company intends to enter into indemnification agreements with each of its officers and directors. See "Management -- Limitation of Liability and Indemnification Matters."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's outstanding Common Stock as of June 30, 1996, and as adjusted to reflect the sale of the Common Stock being offered hereby by (i) each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, (iv) all executive officers and directors of the Company as a group, and (v) each of the Selling Stockholders. The table assumes the conversion of all outstanding Preferred Stock into Common Stock upon the completion of this Offering. Unless otherwise specified, the address of the stockholder is the address of the Company as set forth herein.

                               SHARES BENEFICIALLY                              SHARES BENEFICIALLY
                                      OWNED             NUMBER OF SHARES            OWNED AFTER
                              PRIOR TO OFFERING(1)       BEING OFFERED              OFFERING(2)
 DIRECTORS, NAMED OFFICERS    ---------------------     ----------------       ---------------------
    AND 5% STOCKHOLDERS        NUMBER       PERCENT          NUMBER             NUMBER       PERCENT
- ----------------------------  ---------     -------     ----------------       ---------     -------
Xerox Corporation(3)........  7,143,000       83.7%          388,500           6,754,500       65.1%
800 Long Ridge Road
Stamford, CT 06904
Tony N. Domit(4)............    562,500        6.6            23,370             539,130        5.2
Barbara E. Amantea..........    105,000        1.2             4,330             100,670        1.0
Thomas J. Anthony(5)........     32,499          *                --              32,499          *
Peter L. Bradshaw(6)........     38,967          *                --              38,967          *
Daniel J. Fregeau(7)........     91,251        1.1             3,750              87,501          *
Judith A. O'Reilly(8).......     97,500        1.1             4,040              93,460          *
E. Mark Palandri............    210,000        2.5             8,660             201,340        1.9
Thomas L. Ringer(9).........     32,155          *             9,180              22,975          *
Robert V. Adams(10).........  7,143,000       83.7           388,500           6,754,500       65.1
Colin J. O'Brien(10)........  7,143,000       83.7           388,500           6,754,500       65.1
James J. Costello(10).......  7,143,000       83.7           388,500           6,754,500       65.1
Barton L. Faber.............         --          *                --                  --          *
Richard Busch(11)...........     52,374          *             2,020              50,354          *
James Cowell................     45,000          *             1,730              43,270          *
Michael Kramer(12)..........     62,577          *             2,600              59,977          *
John Schermerhorn(13).......     60,000          *             2,320              57,680          *
J.J. Keil(14)...............     32,157          *            12,000              20,157          *
All Directors and Executive
  Officers as a group (13
  persons)(15)..............  8,312,872       96.8%          441,830           7,871,042       75.5

- ---------------
  *  Less than 1 percent

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 8,537,157 shares of Common Stock outstanding as of June 30, 1996 and 10,374,657 shares of Common Stock outstanding after completion of this Offering.

 (2) Assumes no exercise of the Underwriters' over-allotment option to purchase up to an aggregate of 345,000 shares of Common Stock from the Company.

 (3) Mr. Adams, a director of the Company, is a principal of Xerox Technology Ventures, a unit of Xerox Corporation. Mr. O'Brien is a director of the Company, is a corporate Vice President of Xerox Corporation and Chief Executive Officer of Xerox New Enterprises Companies, a unit of Xerox Corporation. Mr. Costello is a director of the Company and Chief Financial Officer of Xerox New Enterprises Companies, a unit of Xerox Corporation. Mr. Adams disclaims beneficial ownership of such shares held by Xerox Corporation except to the extent of his profit sharing interests therein. Messrs. O'Brien and Costello disclaim beneficial ownership of such shares held by Xerox Corporation.

 (4) Pursuant to a trust, Mr. Domit and his spouse share voting and dispositive powers as co-trustees with respect to 562,500 shares of Common Stock.

 (5) Includes 2,499 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of June 30, 1996.

 (6) Includes 13,437 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of June 30, 1996.

 (7) Includes 31,251 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of June 30, 1996.

 (8) Includes 2,034 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of June 30, 1996.

 (9) Includes 987 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of June 30, 1996. Pursuant to a trust, Mr. Ringer and his spouse share voting and investment powers as co-trustees with respect to 10,390 shares of Common Stock.

(10) Represents 7,143,000 shares and 6,754,500 shares held by Xerox Corporation prior to and after the offering, respectively. See footnote (3) above.

(11) Includes 624 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of June 30, 1996.

(12) Includes 7,077 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of June 30, 1996.

(13) Includes 1,251 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of June 30, 1996.

(14) Includes 633 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of June 30, 1996.

(15) Includes 50,208 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of June 30, 1996 and 7,143,000 shares and 6,754,500 shares held by Xerox Corporation prior to and after the offering, respectively. See footnote (3) above.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the capital stock of the Company and certain provisions of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws is a summary and is qualified in its entirety by the provisions of the Amended and Restated Certificate of Incorporation and Bylaws, which have been filed as exhibits to the Company's Registration Statement, of which this Prospectus is a part.

     Upon the closing of this offering, the authorized capital stock of the Company, after giving effect to the conversion of all outstanding Preferred Stock into Common Stock, will consist of 30,000,000 shares of Common Stock, $.001 par value, and 2,000,000 shares of Preferred Stock, $.001 par value.

COMMON STOCK

     As of June 30, 1996 there were 8,537,157 shares of Common Stock outstanding held of record by 30 stockholders.

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of Preferred Stock, if any. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of the offering will be, fully paid and nonassessable. The rights of holders of Common Stock are subject to, and may be adversely affected by, the rights of any series of Preferred Stock which the Company may issue in the future.

PREFERRED STOCK

     Effective upon the closing of this offering, the Board of Directors will have the authority, without further action by the stockholders, to issue up to 2,000,000 shares of Preferred Stock in one or more series, and to fix the rights, designations, preferences, privileges, qualifications and restrictions thereof, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the Common Stock. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the Common Stock. The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of the Company without any further action by the stockholders. The Company has no present plans to issue any shares of Preferred Stock.

REGISTRATION RIGHTS

     Upon completion of this offering, Xerox will be entitled to certain "piggyback" registration rights with respect to all of the 6,754,500 shares of Common Stock then beneficially owned by it. See "Certain Transactions" and "Principal and Selling Stockholders."

CERTAIN ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BY-LAWS AND DELAWARE LAW

GENERAL

     Certain provisions of the Delaware General Corporation Law and the Company's Certificate of Incorporation and Bylaws could have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. These provisions of Delaware law and the Company's Certificate of Incorporation and Bylaws may also have the effect of discouraging or preventing certain types of transactions involving an actual or threatened change of control of the Company (including unsolicited takeover attempts), even though such a transaction may offer the Company's stockholders the opportunity to sell their stock at a price above the prevailing market price. The Certificate of Incorporation allows the Company to issue Preferred Stock with rights senior to those of the Common Stock and other rights that could adversely affect the interests of holders of Common Stock without any further vote or action by the stockholders. The issuance of Preferred Stock, for example, could decrease the amount of earnings or assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock, as well as having the anti-takeover effect discussed above.

DELAWARE TAKEOVER STATUTE

     The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which prohibits a Delaware corporation from engaging in a "business combination" with certain persons ("Interested Stockholders") for three years following the date any such person becomes an Interested Stockholder. Interested Stockholders generally include (i) persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation, and (ii) persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation's outstanding voting stock at any time within three years before the date on which such person's status as an Interested Stockholder is determined. Subject to certain exceptions, a business combination includes, among other things, (i) mergers or consolidations, (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation, (iii) transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the Interested Stockholder, except pursuant to a transaction that effects a pro rata distribution to all stockholders of the corporation, (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the Interested Stockholder, of (v) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     Section 203 does not apply to a business combination if (i) before a person becomes an Interested Stockholder, the board of directors of the corporation approves the transaction in which the Interested Stockholder became an Interested Stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commences, other than certain excluded shares, or (iii) following a transaction in which the person became an Interested Stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

CERTIFICATE OF INCORPORATION AND BYLAWS

     The Company's Bylaws also require that special meetings of the stockholders of the Company may be called only by the Board of Directors, the Chief Executive Officer of the Company or by any person or persons holding shares representing at least 20% of the outstanding capital stock. The Company's Bylaws also require advance written notice, which must be received by the Secretary of the Company not less than 90 days prior to the meeting, by a stockholder of a proposal or director nomination which such stockholder desires to present at an annual or special meeting of stockholders. The Company's Certificate of Incorporation does not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the Board of Directors and, as a result, may have the effect of deterring hostile takeover or delaying or preventing changes in control or management of the Company.

     The Company's Bylaws provide that the authorized number of directors may be changed by an amendment to the Bylaws adopted by the Board of Directors or by the stockholders. Vacancies in the Board of Directors may be filled either by holders of a majority of the Company's voting stock or a majority of directors in office, although less than a quorum.

TRANSFER AGENT AND REGISTRAR

     U.S. Stock Transfer Corporation has been appointed as transfer agent and registrar for the Company's Common Stock.

     The Company has applied to have the Common Stock listed on the Nasdaq National Market under the trading symbol DOCX.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of Common Stock in the public market after such restrictions lapse could adversely affect the prevailing market price at such time and the ability of the Company to raise equity capital in the future.

     Upon completion of this offering, the Company will have outstanding an aggregate of 10,374,657 shares of Common Stock assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options to purchase Common Stock. Of these shares, the shares of Common Stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act (the "Affiliates"). The remaining 8,074,657 shares held by existing stockholders of the Company were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act and are "restricted" securities within the meaning of Rule 144 under the Securities Act (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the Restricted Shares will be available for sale in the public market as follows (based on the number of shares outstanding as of June 30, 1996): (i) no Restricted Shares will be eligible for immediate sale upon completion of this offering, and (ii) all Restricted Shares will be eligible for sale upon expiration of the lock-up agreements 180 days after the date of this Prospectus (regardless of whether certain proposed amendments to Rule 144 are adopted in the currently proposed form prior to such date).

     Upon completion of this offering, Xerox, or certain transferees, will be entitled to certain rights with respect to the registration of 6,754,500 shares of Common Stock under the Securities Act. See "Description of Capital
Stock -- Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by Affiliates) immediately upon the effectiveness of such registration.

     All officers and directors, Xerox and substantially all other stockholders and option holders of the Company have agreed not to sell, make any short sale of, grant any option for the purchase of, or otherwise transfer or dispose of, any shares of Common Stock or any securities convertible into or exercisable for Common Stock held by such persons prior to the date hereof for a period of 180 days after the date of this Prospectus, without the prior written consent of Deutsche Morgan Grenfell. When determining whether or not to release shares from the lock-up agreements, Deutsche Morgan Grenfell will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned shares for at least two years is entitled to sell, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (103,746 shares immediately after this offering) or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Pursuant to a recent proposal of the

Securities and Exchange Commission (the "Commission") that has not yet been adopted, the two-year holding period described in the preceding sentence would be reduced to one year. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Pursuant to a recent proposal of the Commission that has not yet been adopted, the three-year holding period described in the preceding sentence would be reduced to two years.

     Under Rule 144(k), a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately following completion of this offering. Under the proposed amendments to Rule 144, the holding period applicable under Rule 144(k) would be reduced from three years to two years. In general, under Rule 701 of the Securities Act as currently in effect, any employee, consultant or advisor of the Company who purchased shares from the Company in connection with a compensatory stock or option plan or written employment agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

     Within 90 days of the date of this Prospectus, the Company intends to file a registration statement under the Securities Act to register shares of Common Stock reserved for issuance under its equity incentive plans, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. See "Management -- Employee Benefit Plans." Such registration statements will become effective immediately upon filing. As of June 30, 1996, 373,368 options to purchase shares of Common Stock were outstanding under the Company's stock option plans and agreements, none of which are subject to the lock-up agreements described above.

                                  UNDERWRITING

     The Underwriters named below, for whom Deutsche Morgan Grenfell/C. J. Lawrence Inc., and SoundView Financial Group, Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement (the form of which is filed as an exhibit to the Company's Registration Statement, of which this Prospectus is a part), to purchase from the Company and the Selling Stockholders the respective number of shares of Common Stock indicated below opposite their respective names. The Underwriters are committed to purchase all of the shares, if they purchase any.

                                                                           NUMBER OF
                                                                            SHARES
                                                                           ---------
        Deutsche Morgan Grenfell/C. J. Lawrence Inc......................
        SoundView Financial Group, Inc. .................................

                                                                           ---------
                  Total..................................................  2,300,000
                                                                           =========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions.

     The Representatives have advised the Company that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers (who may include the Underwriters) a concession of not more than $ per share. The selected dealers may reallow a concession of not more than $ to certain other dealers. After the initial public offering, the price and concessions and re-allowances to dealers and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part. The Underwriters do not intend to sell any of the shares of Common Stock offered hereby to accounts for which they exercise discretionary authority.

     The Company has granted an option to the Underwriters to purchase up to a maximum of 345,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price, less the underwriting discount set forth on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the several Underwriters against certain liabilities including civil liabilities under the Securities Act of 1933, as amended, or will contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with the Offering, the Company and the directors, executive officers and stockholders of the Company have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the later of: (i) the date of this Prospectus; and (ii) the first date on which shares of Common Stock hereby are offered to the public, without the prior written consent of Deutsche Morgan Grenfell/C. J. Lawrence Inc.

     Prior to this offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiation between the Company, the Selling Stockholders and the Representatives. The principal factors to be considered in determining the public offering price included the information set forth in this Prospectus and otherwise available to the Representatives; the history and the prospects for the industry in which the Company will compete; the ability of the Company's management; the prospectus for future earnings of the Company; the present state of the Company's development and its current financial condition; the general condition of the securities markets at the time of the offering; and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Gray Cary Ware & Freidenrich, A Professional Corporation, San Diego, California.

                                    EXPERTS

     The consolidated financial statements of Document Sciences Corporation at December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in the Prospectus as to the contents of any contract or other document that is filed as an exhibit to the Registration Statement are not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or document. For further information with respect to the Company and the Common Stock, reference is hereby made to such exhibits and schedules thereto, which may be inspected and copied at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 5670 Wilshire Blvd., Los Angeles, California 90036 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of each such document may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the charges prescribed by the Commission.

                         DOCUMENT SCIENCES CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS

Report of Ernst & Young LLP, Independent Auditors.....................................   F-2
Consolidated Balance Sheets...........................................................   F-3
Consolidated Statements of Income.....................................................   F-4
Consolidated Statements of Redeemable Preferred Stock and Stockholders' Equity........   F-5
Consolidated Statements of Cash Flows.................................................   F-6
Notes to Consolidated Financial Statements............................................   F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Document Sciences Corporation

     We have audited the accompanying consolidated balance sheets of Document Sciences Corporation as of December 31, 1994 and 1995, and the related consolidated statements of income, redeemable preferred stock and stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Document Sciences Corporation at December 31, 1994 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

San Diego, California
July 12, 1996

                         DOCUMENT SCIENCES CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                                                 UNAUDITED
                                                                                                 PRO FORMA
                                                                                                STOCKHOLDERS'
                                                        DECEMBER 31,                             EQUITY AT
                                                  -------------------------      JUNE 30,         JUNE 30,
                                                     1994           1995           1996             1996
                                                  ----------     ----------     -----------     ------------
                                                                                (UNAUDITED)
Assets (Note 4)
Current assets:
Cash and cash equivalents (Note 2).............   $  583,834     $1,271,120     $ 1,465,784
Accounts receivable, less allowance for
  doubtful accounts of $13,613, $22,957 and
  $28,939 in 1994, 1995 and 1996,
  respectively.................................    1,948,591      2,152,732       2,181,087
Due from affiliates (Note 9)...................      905,200      1,612,600       1,536,329
Deferred income taxes (Note 8).................       62,700         79,200          79,200
Other current assets...........................      140,975        164,233         184,367
                                                  ----------     ----------      ----------
          Total current assets.................    3,641,300      5,279,885       5,446,767
Property and equipment, net (Note 2)...........      345,005        632,225         907,996
Computer software costs, net of accumulated
  amortization of $144,651, $280,719 and
  $333,568 in 1994, 1995 and 1996,
  respectively.................................      222,260        377,172         428,559
Deferred financing costs.......................           --             --         318,806
                                                  ----------     ----------      ----------
                                                  $4,208,565     $6,289,282     $ 7,102,128
                                                  ==========     ==========      ==========
Liabilities, redeemable preferred stock and
  stockholders' equity
Current liabilities:
Accounts payable...............................   $  119,522     $  328,609     $   471,015
Accrued compensation...........................      936,944        444,409         522,043
Other accrued liabilities......................      146,623        130,487         371,833
Deferred revenue...............................    1,081,715      1,596,965       1,594,357
Current income tax expense payable to
  affiliate....................................      790,700      1,382,100       1,382,100
Current portion of obligations under capital
  leases (Note 5)..............................       30,249         44,100          65,223
                                                  ----------     ----------      ----------
          Total current liabilities............    3,105,753      3,926,670       4,406,571
Obligations under capital leases (Note 5)......       20,490         98,500         144,902
Deferred income taxes (Note 8).................       93,500        157,000         157,000
Commitments and contingencies
Series A Redeemable Preferred Stock, $.001 par
  value; 2,000,000 shares authorized, issued
  and outstanding (no shares issued and
  outstanding pro forma); (liquidation
  preference of $2,000,000) (Note 6)...........      917,750      1,250,750       1,417,250      $        --
Stockholders' equity (Note 7)
  Common stock, $.001 par value;
  Authorized shares -- 3,000,000
  Issued and outstanding shares -- 3,000,
  1,311,423 and 1,397,157 in 1994, 1995
  and 1996, respectively (8,537,157 shares
  issued and outstanding pro forma)............            3          1,311           1,397            8,537
Additional paid-in capital.....................       45,593        110,550         557,065        1,967,175
Deferred compensation..........................           --             --        (406,475)        (406,475)
Retained earnings..............................       25,476        744,501         824,418          824,418
                                                  ----------     ----------      ----------
          Total stockholders' equity...........       71,072        856,362         976,405        2,393,655
                                                                                 ==========
                                                  ----------     ----------
                                                  $4,208,565     $6,289,282     $ 7,102,128
                                                  ==========     ==========      ==========

                            See accompanying notes.

                         DOCUMENT SCIENCES CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                                                YEARS ENDED DECEMBER 31,             SIX MONTHS ENDED JUNE 30,
                                        ----------------------------------------     -------------------------
                                           1993           1994           1995           1995           1996
                                        ----------     ----------     ----------     ----------     ----------
                                                                                            (UNAUDITED)
Revenues (Notes 3 and 9):
  Initial license fees (including
     $439,500, $1,098,400 and
     $2,518,700 from affiliates in
     1993, 1994 and 1995,
     respectively)...................   $1,979,776     $4,425,970     $6,299,230     $2,492,407     $3,503,292
  Annual renewal license and support
     fees (including $144,000,
     $312,800, and $461,500 from
     affiliates in 1993, 1994 and
     1995, respectively).............      980,729      1,521,389      1,942,353        894,021      1,100,355
  Services and other (including
     $216,900, $528,000 and $934,700
     from affiliates in 1993, 1994
     and 1995, respectively).........      530,922      1,223,897      2,270,460        778,051      1,746,407
                                        ----------     ----------     ----------     ----------     ----------
          Total revenues.............    3,491,427      7,171,256     10,512,043      4,164,479      6,350,054
Cost of revenues:
  Initial license fees...............      144,991        273,667        350,860         98,332        313,664
  Annual renewal license and support
     fees............................      217,312        266,902        369,732        179,675        244,588
  Services and other.................       77,583        191,865        423,888        178,854        321,572
                                        ----------     ----------     ----------     ----------     ----------
          Total cost of revenues.....      439,886        732,434      1,144,480        456,861        879,824
                                        ----------     ----------     ----------     ----------     ----------
          Gross profit...............    3,051,541      6,438,822      9,367,563      3,707,618      5,470,230
Operating expenses:
  Research and development...........      400,796      1,044,761      1,747,194        819,371      1,085,470
  Selling and marketing (including
     $113,500 and $167,200 to
     affiliates in 1994 and 1995,
     respectively) (Note 9)..........      934,897      2,765,414      4,415,158      1,866,071      3,249,009
  General and administrative.........      996,195      1,274,847      1,519,865        732,274        735,617
                                        ----------     ----------     ----------     ----------     ----------
          Total operating expenses...    2,331,888      5,085,022      7,682,217      3,417,716      5,070,096
                                        ----------     ----------     ----------     ----------     ----------
Income from operations...............      719,653      1,353,800      1,685,346        289,902        400,134
Interest income (expense), net.......      (22,863)        (9,125)         5,079          9,227         15,839
                                        ----------     ----------     ----------     ----------     ----------
Income before provision for income
  taxes..............................      696,790      1,344,675      1,690,425        299,129        415,973
Provision for income taxes (Note
  8).................................      283,400        632,900        638,400        110,959        169,556
                                        ----------     ----------     ----------     ----------     ----------
Net income...........................   $  413,390     $  711,775     $1,052,025     $  188,170     $  246,417
                                        ==========     ==========     ==========     ==========     ==========
Pro forma net income per share.......   $      .06     $      .09     $      .13     $      .02     $      .03
                                        ==========     ==========     ==========     ==========     ==========
Shares used to compute pro forma net
  income per share...................    7,290,165      8,256,165      8,291,732      8,256,165      8,891,176
                                        ==========     ==========     ==========     ==========     ==========

                            See accompanying notes.

                         DOCUMENT SCIENCES CORPORATION

             CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK
                            AND STOCKHOLDERS' EQUITY

                              SERIES A
                             REDEEMABLE
                           PREFERRED STOCK                                     STOCKHOLDERS' EQUITY
                       -----------------------    -------------------------------------------------------------------------------
                                                                                         DEFERRED
                                                                                       COMPENSATION                     TOTAL
                                                     COMMON STOCK        ADDITIONAL     RELATED TO     RETAINED     STOCKHOLDERS'
                                                  -------------------     PAID-IN         STOCK        EARNINGS        EQUITY
                        SHARES        AMOUNT       SHARES      AMOUNT     CAPITAL        OPTIONS       (DEFICIT)      (DEFICIT)
                       ---------    ----------    ---------    ------    ----------    ------------    ---------    -------------
Balance at December
  31, 1992..........   2,000,000    $  251,750        3,000    $   3     $   45,593     $       --     $(433,689)    $  (388,093)
  Accretion on
    Series A
    Redeemable
    Preferred
    Stock...........          --       333,000           --       --             --             --      (333,000)       (333,000)
  Net income........          --            --           --       --             --             --       413,390         413,390
                       ---------    ----------      -------     ----     ----------     ----------     ----------     ----------
Balance at December
  31, 1993..........   2,000,000       584,750        3,000        3         45,593             --      (353,299)       (307,703)
  Accretion on
    Series A
    Redeemable
    Preferred
    Stock...........          --       333,000           --       --             --             --      (333,000)       (333,000)
  Net income........          --            --           --       --             --             --       711,775         711,775
                       ---------    ----------      -------     ----     ----------     ----------     ----------     ----------
Balance at December
  31, 1994..........   2,000,000       917,750        3,000        3         45,593             --        25,476          71,072
  Issuance of common
    stock for
    cash............          --            --    1,308,423    1,308         64,957             --            --          66,265
  Accretion on
    Series A
    Redeemable
    Preferred
    Stock...........          --       333,000           --       --             --             --      (333,000)       (333,000)
  Net income........          --            --           --       --             --             --     1,052,025       1,052,025
                       ---------    ----------      -------     ----     ----------     ----------     ----------     ----------
Balance at December
  31, 1995..........   2,000,000     1,250,750    1,311,423    1,311        110,550             --       744,501         856,362
  Issuance of common
    stock for cash
    (unaudited).....          --            --       85,734       86          6,515             --            --           6,601
  Accretion on
    Series A
    Redeemable
    Preferred
    Stock
    (unaudited).....          --       166,500           --       --             --             --      (166,500)       (166,500)
  Deferred
    compensation
    related to stock
    options
    (unaudited).....          --            --           --       --        440,000       (440,000)           --              --
  Amortization of
    deferred
    compensation
    related to stock
    options
    (unaudited).....          --            --           --       --             --         33,525            --          33,525
  Net income
    (unaudited).....          --            --           --       --             --             --       246,417         246,417
                       ---------    ----------      -------     ----     ----------     ----------     ----------     ----------
Balance at June 30,
  1996
  (unaudited).......   2,000,000    $1,417,250    1,397,157    $1,397    $  557,065     $ (406,475)    $ 824,418     $   976,405
                       =========    ==========    =========    ======    ==========     ==========     ==========     ==========

                            See accompanying notes.

                         DOCUMENT SCIENCES CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            SIX MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                   JUNE 30,
                                             ----------------------------------------    -----------------------
                                                1993           1994           1995         1995          1996
                                             -----------    -----------    ----------    ---------    ----------
                                                                                               (UNAUDITED)
OPERATING ACTIVITIES
Net income................................   $   413,390    $   711,775    $1,052,025    $ 188,170    $  246,417
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation and amortization...........        33,040         63,102       141,685       58,408       113,560
  Amortization of computer software
     costs................................        36,595        103,483       136,068       16,979        52,849
  Amortization of deferred compensation...            --             --            --           --        33,525
  Current income tax expense payable to
     affiliate............................       136,000        653,700       591,400      116,927            --
  Deferred income taxes...................       147,400        (20,800)       47,000       (5,968)           --
  Provision for doubtful accounts.........        10,000          3,613         9,344       16,795         5,982
  Changes in operating assets and
     liabilities:
     Accounts receivable..................    (1,037,103)    (1,461,372)     (920,885)     561,574        41,934
     Other current assets.................        (5,568)      (114,934)      (23,258)      25,385       (20,134)
     Accounts payable.....................        28,728         82,693       209,087       15,743      (176,400)
     Accrued liabilities..................        (7,109)       892,877      (508,671)    (710,887)      318,980
     Deferred revenue.....................       334,587        343,777       515,250        8,111        (2,608)
                                             -----------    -----------    ----------    ----------   ----------
Net cash provided by operating
  activities..............................        89,960      1,257,914     1,249,045      291,237       614,105
INVESTING ACTIVITIES
Purchases of property and equipment.......       (20,504)      (247,660)     (297,964)    (316,098)     (287,562)
Additions to computer software costs......       (74,859)      (163,629)     (290,980)    (128,991)     (104,236)
                                             -----------    -----------    ----------    ----------   ----------
Net cash used for investing activities....       (95,363)      (411,289)     (588,944)    (445,089)     (391,798)
FINANCING ACTIVITIES
Proceeds from note payable to bank........       120,000        100,000            --           --            --
Repayments of note payable to bank........            --       (445,000)           --           --            --
Principal payments under capital lease
  obligations.............................        (3,209)       (29,379)      (39,080)     (22,642)      (34,244)
Issuance of common stock..................            --             --        66,265           --         6,601
                                             -----------    -----------    ----------    ----------   ----------
Net cash provided by (used for) financing
  activities..............................       116,791       (374,379)       27,185      (22,642)      (27,643)
                                             -----------    -----------    ----------    ----------   ----------
Increase (decrease) in cash and cash
  equivalents.............................       111,388        472,246       687,286     (176,494)      194,664
Cash and cash equivalents at beginning of
  period..................................           200        111,588       583,834      583,834     1,271,120
                                             -----------    -----------    ----------    ----------   ----------
Cash and cash equivalents at end of
  period..................................   $   111,588    $   583,834    $1,271,120    $ 407,340    $1,465,784
                                             ===========    ===========    ==========    ==========   ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
Interest paid.............................   $    22,863    $    15,800    $   12,283    $   3,751    $   12,246
                                             ===========    ===========    ==========    ==========   ==========
Capital lease obligations entered into for
  property and equipment..................   $    12,269    $    55,592    $  130,941    $      --    $  101,769
                                             ===========    ===========    ==========    ==========   ==========

                            See accompanying notes.

                         DOCUMENT SCIENCES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX-MONTH PERIODS
                   ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

     Document Sciences Corporation (the "Company") was incorporated on October 18, 1991 in Delaware as a subsidiary of Xerox Corporation ("Xerox"). The Company develops, markets and supports a family of document automation software products and services used in high volume electronic publishing applications. Autograph, the Company's document automation software architecture, enables personalized publishing solutions for many industries including insurance, managed healthcare, financial services, telecommunications, government agencies and commercial print service bureaus.

     The Company currently derives substantially all of its license revenues from licenses of CompuSet, Autograph's flagship product, and related products and from fees for services related to the CompuSet software. The Company's financial performance will continue to depend, in significant part, on the successful development, introduction and customer acceptance of new and enhanced versions of the CompuSet software and related products. There can be no assurance that the Company will continue to be successful in developing and marketing CompuSet products and related services.

     Management believes that fourth quarter revenues are positively impacted by year-end capital purchases by large corporate customers, as well as the Company's sales compensation plans. These seasonal factors typically result in fourth quarter revenues being substantially higher than revenues in each of the preceding three quarters.

     The Company currently has a variety of contractual and informal relationships with Xerox and affiliates of Xerox, including a strategic marketing alliance agreement, a transfer and license agreement and various distribution agreements. There can be no assurance that Xerox or its affiliates will continue these relationships. The failure by the Company to maintain these relationships with Xerox and its affiliates could have a material adverse effect on the Company's financial statements.

BASIS OF PRESENTATION

     In 1994, the Company established a wholly-owned subsidiary, Document Sciences Europe, in Sophia Antipolis, France in order to market and support its products to the European community. The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany accounts and transactions have been eliminated in consolidation.

INTERIM FINANCIAL INFORMATION

     The financial statements at June 30, 1996 and for the six-month periods ended June 30, 1995 and 1996 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) which management considers necessary for a fair statement of the financial position at such dates and the operating results and cash flows for such periods. Results for interim periods are not necessarily indicative of results for the entire year or any future periods.

                         DOCUMENT SCIENCES CORPORATION

            (INFORMATION AS OF JUNE 30 AND FOR THE SIX-MONTH PERIODS
                   ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FOREIGN OPERATIONS

     The functional currency of the Company's France subsidiary is the French Franc. The balance sheet accounts of the subsidiary are translated into United States dollars at exchange rates prevailing at the balance sheet dates. Operating results are translated at weighted average exchange rates in effect during the year. Net unrealized translation adjustments were insignificant in 1994, 1995 and the six month period ended June 30, 1996. Foreign currency transaction gains and losses are included in the consolidated statements of income and were not material during the years ended December 31, 1994 and 1995 and the six month periods ended June 30, 1995 and 1996.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and highly liquid investments which include debt securities with remaining maturities when acquired of three months or less and are stated at market. The Company evaluates the financial strength of institutions at which significant investments are made and believes the related credit risk is limited to an acceptable level.

     The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, and has classified its investments as available-for-sale in accordance with that standard. Available-for-sale securities are carried at amounts which approximate fair value. Unrealized gains and losses, net of tax, are reported in stockholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary, if any, on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method.

CONCENTRATION OF CREDIT RISK

     The Company sells its products primarily to large, multinational customers in the United States, Europe, Canada and Australia. The Company derived 14%, 26%, 42% and 30% of its total revenues from customers outside the United States in the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1996, respectively. A significant concentration of the Company's customers are in the insurance and commercial print service industries. No customer has accounted for 10% or more of the Company's revenue in any one year.

     Credit is extended based on an evaluation of the customer's financial condition and a cash deposit is generally not required. The Company estimates its potential losses on trade receivables on an ongoing basis and provides for anticipated losses in the period in which the revenues are recognized. Credit losses have historically been minimal and have been within management's expectations.

                         DOCUMENT SCIENCES CORPORATION

            (INFORMATION AS OF JUNE 30 AND FOR THE SIX-MONTH PERIODS
                   ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

DEFERRED FINANCING COSTS

     Costs incurred through June 30, 1996 in connection with the offering contemplated by this Prospectus have been deferred. Such costs will be charged against the proceeds of the offering upon completion, or expensed if the offering is not completed.

ACCOUNTING STANDARD ON IMPAIRMENT OF LONG-LIVED ASSETS

     In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted SFAS 121 in 1996 and the adoption had no impact on the Company's financial statements.

COMPUTER SOFTWARE COSTS

     In accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, costs incurred in the research and development of new software products and significant enhancements to existing software products are expensed as incurred until the technological feasibility of the product has been established. After technological feasibility has been established, direct production costs, including programming and testing, are capitalized until general release of the product.

     Capitalized software costs are amortized using the greater of the amount computed using the ratio of current period product revenues to estimated total product revenues or the straight-line method over the remaining estimated economic lives of the products (generally five years). It is possible that estimated total product revenues, the estimated economic life of the product, or both, will be reduced in the future. As a result, the carrying amount of capitalized software costs may be reduced in the future, which could result in charges to the results of operations in future periods.

DEPRECIATION AND AMORTIZATION

     Depreciation is provided on a straight-line method over the estimated useful lives of the assets (generally five years). Amortization of leasehold improvements is provided over the lesser of the remaining lease term or the estimated useful life of the improvements.

REVENUE RECOGNITION

     The Company recognizes revenue in accordance with AICPA Statement of Position on Software Revenue Recognition No. 91-1. Initial licensing revenue is recognized upon shipment of the product to customers if no significant Company obligations remain and collection of the receivable is deemed probable. The portion of the initial licensing revenue which represents the software support for the first year is deferred and recognized ratably over the contract period. In subsequent years, customers pay annual license fees for continued use and support of licensed software. Annual renewal license and support revenue is deferred and recognized ratably over the contract period. Revenues from commissions paid by Xerox in connection with the sale of Xerox printer products are

                         DOCUMENT SCIENCES CORPORATION

            (INFORMATION AS OF JUNE 30 AND FOR THE SIX-MONTH PERIODS
                   ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

recognized upon installation of the printer products. Revenues generated from consulting and training services are recognized as the related services are performed.

PRO FORMA NET INCOME PER SHARE

     Pro forma net income per share is computed using the weighted average number of common shares outstanding during the period and includes the effect of dilutive common stock equivalents arising from stock options, using the treasury stock method. Pursuant to the requirements of the Securities and Exchange Commission, Common Stock issued by the Company during the twelve months immediately preceding the initial public offering, plus the number of common equivalent shares which became issuable during the same period pursuant to the grant of stock options, have been included in the calculation of the shares used in computing pro forma net income per share as if these shares were outstanding for all periods presented using the treasury stock method. In addition, the calculation of the shares used in computing pro forma net income per share also includes the Series A Redeemable Preferred Stock, which will convert into Common Stock upon completion of the initial public offering contemplated by this Prospectus, as if they were converted into Common Stock as of the original dates of issuance. Historical earnings per share have not been presented since such amounts are not deemed meaningful due to the significant change in the Company's capital structure that will occur in connection with the initial public offering.

SUPPLEMENTAL PRO FORMA NET INCOME PER SHARE

     The computation of supplemental pro forma net income per share is based on pro forma net income per share as described above, adjusted to assume the repayment of the current income tax payable to affiliate out of the proceeds of this offering. As a result, the shares used to compute supplemental pro forma net income per share include 125,645 shares of the shares being offered by the Company hereby which represent the shares deemed to be sold to fund such repayment. Supplemental pro forma net income per share was $.06, $.08 and $.12 for the years ended December 31, 1993, 1994 and 1995, respectively, and $.02 and $.03 for the six months ended June 30, 1995 and 1996, respectively.

STOCK OPTIONS

     In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, which is effective for the Company's 1996 consolidated financial statements. SFAS 123 allows companies to either account for stock-based compensation under the new provisions or under the provisions of APB 25, but requires pro-forma disclosure in the footnotes to the financial statements as if the measurement provisions of SFAS 123 had been adopted. The Company intends to continue accounting for its stock-based compensation in accordance with the provisions of APB 25. As such, the new provisions of SFAS 123 will not impact the financial position or results of operations of the Company.

INCOME TAXES

     The Company follows the liability method of accounting for income taxes, as set forth in SFAS No. 109.

     Xerox and the Company intend to enter into a Tax Sharing Agreement that provides for the allocation between Xerox and the Company of all responsibilities, liabilities and benefits relating to

                         DOCUMENT SCIENCES CORPORATION

            (INFORMATION AS OF JUNE 30 AND FOR THE SIX-MONTH PERIODS
                   ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

taxes paid or payable by either Xerox or the Company for all taxable periods, whether beginning before, on, or after this offering. Through December 31, 1995, the Company has been included in the consolidated tax returns of Xerox. The Company's share of Xerox's consolidated income tax liability through December 31, 1995 has been determined on a separate company basis computed under Internal Revenue Code guidelines and was $136,000, $653,700 and $591,400 for the years ended December 31, 1993, 1994 and 1995, respectively, which has been accounted for as a current liability. The Company intends to repay such liability from the proceeds of the initial public offering contemplated by this Prospectus. For the period from January 1, 1996 through the date on which Xerox owns less than 80% of the Common Stock of the Company, the Company's separate tax liability will be settled with Xerox in cash. The Company intends to pay any such liabilities with cash generated from operations. At such time as Xerox owns less than 80% of the Common Stock of the Company, the Company will not be part of the consolidated tax returns of Xerox and will file separate tax returns.

2. FINANCIAL STATEMENT INFORMATION

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and consist of the following:

                                                    DECEMBER 31,
                                               -----------------------      JUNE 30,
                                                 1994          1995           1996
                                               ---------     ---------     ----------
                                                                           (UNAUDITED)
        Computer equipment..................   $ 338,310     $ 625,591     $  783,454
        Office furniture and fixtures.......      74,015       171,399        208,325
        Office equipment....................      32,075        46,367        166,770
        Leasehold improvements..............      16,642        46,590        120,729
                                               ---------     ---------     ----------
                                                 461,042       889,947      1,279,278
        Less accumulated depreciation and
          amortization......................    (116,037)     (257,722)      (371,282)
                                               ---------     ---------     ----------
                                               $ 345,005     $ 632,225     $  907,996
                                               =========     =========     ==========

     Equipment acquired under capital leases totaled $66,255, $145,112 and $221,012 (net of accumulated amortization of $16,259, $35,085 and $60,954) at December 31, 1994 and 1995 and June 30, 1996, respectively.

INVESTMENTS

     Included in cash and cash equivalents were the following debt securities which were classified as available-for-sale:

                                                         DECEMBER 31,
                                                     --------------------     JUNE 30,
                                                       1994        1995         1996
                                                     --------    --------     --------
                                                                              (UNAUDITED)
        U.S. treasury securities..................   $     --    $398,889     $     --
        U.S. government agency obligations........    199,435     298,470      198,315
                                                     --------    --------     --------
                                                     $199,435    $697,359     $198,315
                                                     ========    ========     ========

     As of December 31, 1994, 1995 and June 30, 1996, the difference between amortized cost and the estimated fair value of the available-for-sale securities was not material.

                         DOCUMENT SCIENCES CORPORATION

            (INFORMATION AS OF JUNE 30 AND FOR THE SIX-MONTH PERIODS
                   ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

3. DOMESTIC AND FOREIGN OPERATIONS

     The table below summarizes the Company's domestic operations and those of its subsidiary, Document Sciences Europe.

                                    UNITED
                                    STATES         FRANCE       ELIMINATIONS       TOTAL
                                  ----------     ----------     -----------     -----------
    Year ended December 31,
      1995
      Sales to unaffiliated
         customers.............   $5,350,838     $1,246,305     $        --     $ 6,597,143
      Sales to affiliates (Note
         9)....................    1,929,300      1,985,600              --       3,914,900
      Transfers between
         geographic areas......    1,528,352             --      (1,528,352)             --
                                  ----------     ----------     -----------     -----------
      Revenues.................   $8,808,490     $3,231,905     $(1,528,352)    $10,512,043
                                  ==========     ==========     ===========     ===========
      Operating income (loss)..   $1,696,153     $   (5,728)    $        --     $ 1,690,425
                                  ==========     ==========     ===========     ===========
      Identifiable assets......   $4,748,787     $1,557,161     $   (16,666)    $ 6,289,282
                                  ==========     ==========     ===========     ===========
    Year ended December 31,
      1994
      Sales to unaffiliated
         customers.............   $4,861,398     $  370,658     $        --     $ 5,232,056
      Sales to affiliates (Note
         9)....................    1,405,800        533,400              --       1,939,200
      Transfers between
         geographic areas......      507,388             --        (507,388)             --
                                  ----------     ----------     -----------     -----------
      Revenues.................   $6,774,586     $  904,058     $  (507,388)    $ 7,171,256
                                  ==========     ==========     ===========     ===========
      Operating income (loss)..   $1,727,707     $ (383,032)    $        --     $ 1,344,675
                                  ==========     ==========     ===========     ===========
      Identifiable assets......   $3,475,168     $  750,063     $   (16,666)    $ 4,208,565
                                  ==========     ==========     ===========     ===========

     The Company uses affiliated distributors to sell its products in Canada, Australia and New Zealand (See Note 9).

4. CREDIT FACILITY

     The Company had an agreement with a bank to provide a working capital line of credit which allows maximum borrowings at the lesser of $750,000 or 75% of eligible accounts receivable (as defined). The agreement also provided for letters of credit up to an aggregate of $100,000. Borrowings under the line of credit are collateralized by substantially all assets of the Company and bear interest at the bank's prime rate plus 1%. The line of credit agreement contains certain covenants, including a limit on the amount of debt to tangible net worth and restrictions on the payment of dividends. The line of credit is renewable annually at the sole discretion of the bank and expired on July 5, 1996. The Company had no outstanding borrowings or letters of credit as of December 31, 1995.


     On July 8, 1996, the Company signed a letter of intent to renew the line of credit to provide borrowings up to $2,500,000, with the line of credit to expire in July 1997.

                         DOCUMENT SCIENCES CORPORATION

            (INFORMATION AS OF JUNE 30 AND FOR THE SIX-MONTH PERIODS
                   ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

5. LEASES

     The Company leases its corporate office facilities in San Diego, California under an operating lease, signed by Xerox, which expires in 2000. Under the terms of the lease, effective February 1, 1997, monthly rental payments will be increased annually by 4%. The lease provides the Company with an option to extend the lease term for an additional three years at the base rent in effect for the last year of the initial lease term. In addition, the Company may exercise a one-time cancellation option effective any time after January 31, 1998 with the payment of certain penalties. The Company also leases certain equipment under capital leases.

     Annual future minimum lease payments, which include $121,400 for the effect of the potential exercise of the cancellation option, are as follows:

        YEARS ENDING                                            OPERATING    CAPITAL
        DECEMBER 31,                                             LEASES       LEASES
        ------------                                            --------     --------
           1996..............................................   $206,800     $ 58,700
           1997..............................................    214,300       46,100
           1998..............................................    177,600       41,300
           1999..............................................         --       27,500
                                                                --------     --------
                                                                $598,700      173,600
                                                                ========
        Less amount representing interest....................                 (31,000)
                                                                             --------
        Present value of net minimum lease payments..........                 142,600
        Less current portion.................................                 (44,100)
                                                                             --------
        Long-term portion of capital lease obligations.......                $ 98,500
                                                                             ========

     Rent expense for the years ended December 31, 1993, 1994 and 1995 was $126,441, $137,160 and $255,599, respectively. Rent expense for the six months ended June 30, 1995 and 1996 was $114,967 and $134,317, respectively.

6. SERIES A REDEEMABLE PREFERRED STOCK

     Each share of Series A Redeemable Preferred Stock is convertible into Common Stock at the option of the holder. The initial conversion rate for the Series A Redeemable Preferred Stock is on a one-to-one basis. The conversion rate is subject to adjustment to take into account any dilutive issuance of stock and will be 1.19 to 1 as a result of such dilutive issuance. The Series A Redeemable Preferred Stock is automatically convertible into Common Stock, at the then applicable conversion rate, upon the closing of an underwritten public offering of shares of Common Stock of the Company for total gross offering proceeds of not less than $5,000,000, but only if the public offering price of the Company's Common Stock in such offering is not less than $1.00 per share.
 Each share of Series A Redeemable Preferred Stock is entitled to one vote for each common share into which it would convert. The Series A Redeemable Preferred Stock is entitled to annual noncumulative dividends at $.017 per share, when, as and if declared by the Board of Directors.

     Upon dissolution, liquidation or winding up of the Company, before any distribution or payment of amounts to the holders of Common Stock, the holders of Series A Redeemable Preferred Stock are entitled to receive preference of $.33 per share plus all declared but unpaid dividends on such shares.

                         DOCUMENT SCIENCES CORPORATION

            (INFORMATION AS OF JUNE 30 AND FOR THE SIX-MONTH PERIODS
                   ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

     The holders of the Series A Redeemable Preferred Stock have an option, at any time subsequent to March 31, 1998, to require the Company to repurchase up to one-third of the shares at $.33 per share. In addition, one-third of the shares can be redeemed at any time subsequent to each of March 31, 1999 and March 31, 2000. The difference between the issuance price and the redemption value is being amortized to retained earnings on a straight-line basis, which approximates the interest method.

7. STOCKHOLDERS' EQUITY

STOCK SPLIT

     On June 19, 1996, the Company's Board of Directors authorized a 3 for 1 stock split for all outstanding Common Stock and Series A Redeemable Preferred Stock, subject to stockholder approval, to become effective on the date of this Prospectus. All share and per share amounts in the accompanying consolidated financial statements have been retroactively restated to reflect the stock split. Upon completion of the public offering contemplated by this Prospectus, the authorized capital stock of the Company will consist of 30,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock.

STOCK INCENTIVE PLANS


     The Company's Stock Incentive Plans (the "Plans") provide for the issuance of incentive and nonstatutory options to purchase Common Shares to eligible employees, officers, directors of, and consultants to, the Company. The Company's 1993 Stock Incentive Plan (the "1993 Plan") provided for the issuance of up to 1,500,000 shares. In October 1995, the Board of Directors approved the 1995 Stock Incentive Plan (the "1995 Plan"), which provided for the issuance of an additional 779,250 shares, which include 29,250 shares previously reserved for issuance under the 1993 Plan. The 1995 Plan replaces the 1993 Plan. All outstanding options under the 1993 Plan remain exercisable in accordance with their original terms. Terms of the stock purchase or stock option agreements, including vesting requirements, are determined by the Board of Directors, subject to the provisions of the 1995 Plan. The maximum term of options granted under the 1995 Plan is ten years. The exercise price of incentive stock options must equal at least the fair market value on the date of grant. The exercise price of nonstatutory stock options and stock issued under purchase rights must equal at least 85% of the fair market value on the date of grant or time of issuance. The Company has the option, in the event of termination of employment, to repurchase shares issued under stock purchase agreements or upon exercise of stock options at the lesser of the original issue price or fair market value on the date of termination of employment.

                         DOCUMENT SCIENCES CORPORATION

            (INFORMATION AS OF JUNE 30 AND FOR THE SIX-MONTH PERIODS
                   ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

     The following table summarizes stock option activity under the stock incentive plans:

                                                                                          WEIGHTED
                                                                            OPTION         AVERAGE
                                                                             PRICE        PRICE PER
                                                             SHARES        PER SHARE        SHARE
                                                           ----------    -------------    ---------
Balance as of December 31, 1992 and 1993................    1,207,500            $ .03      $ .03
  Granted...............................................      251,250     $.03 - $ .17      $ .15
  Canceled..............................................      (18,000)           $ .17      $ .17
                                                             --------
Balance as of December 31, 1994.........................    1,440,750     $.03 - $ .17      $ .05
  Granted...............................................      232,575            $ .17      $ .17
  Exercised.............................................   (1,308,423)    $.03 - $ .17      $ .05
  Canceled..............................................       (3,000)           $ .17      $ .17
                                                             --------
Balance at December 31, 1995............................      361,902     $.03 - $ .17      $ .09
  Granted (unaudited)...................................      100,500     $.67 - $8.50      $1.09
  Exercised (unaudited).................................      (85,734)    $.03 - $ .17      $ .08
  Canceled (unaudited)..................................       (3,300)    $.17 - $ .67      $ .21
                                                             --------
Balance at June 30, 1996 (unaudited)....................      373,368     $.03 - $8.50      $ .37
                                                             ========


     As of June 30, 1996, 102,618 of the options were vested and exercisable and 623,475 shares were available for future grant.


     Through June 30, 1996, the Company has recorded $440,000 of deferred compensation on options granted to employees, representing the difference between the option grant price and the deemed fair market value of the related shares. The Company is amortizing such amount ratably over the vesting period of the options, generally 48 months.

8. INCOME TAXES

     The provision for income taxes is as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                    ----------------------------------
                                                      1993         1994         1995
                                                    --------     --------     --------
           Current:
           Federal...............................   $ 89,700     $542,000     $469,700
           State.................................     46,300      111,700      121,700
                                                    --------     --------     --------
                                                     136,000      653,700      591,400
           Deferred (credit):
           Federal...............................    126,300      (16,200)      39,500
           State.................................     21,100       (4,600)       7,500
                                                    --------     --------     --------
                                                     147,400      (20,800)      47,000
                                                    --------     --------     --------
                                                    $283,400     $632,900     $638,400
                                                    ========     ========     ========

     Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                         DOCUMENT SCIENCES CORPORATION

            (INFORMATION AS OF JUNE 30 AND FOR THE SIX-MONTH PERIODS
                   ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

     Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                  DECEMBER 31,
                                                             -----------------------
                                                               1994          1995
                                                             ---------     ---------
        Deferred tax liability -- computer software
          costs...........................................   $ (93,500)    $(157,000)
        Deferred tax assets:
          Foreign operating loss carryforwards............     134,060       136,065
          Accrued vacation................................      55,500        75,000
          Provision for doubtful accounts.................       7,200         4,200
                                                             ---------     ---------
        Total deferred tax assets.........................     196,760       215,265
        Valuation allowance...............................    (134,060)     (136,065)
                                                             ---------     ---------
        Net deferred tax assets...........................      62,700        79,200
                                                             ---------     ---------
        Net deferred tax liability........................   $ (30,800)    $ (77,800)
                                                             =========     =========

     A valuation allowance has been recognized to offset the deferred tax assets attributed to foreign operating loss carryforwards, as realization of such assets is uncertain.

     The differences between the Company's income tax provision and the amounts computed by applying the statutory federal income tax rate (34% in 1993 and 35% in 1994 and 1995) to income before income taxes are as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                   ----------------------------------
                                                     1993         1994         1995
                                                   --------     --------     --------
        Provision at statutory rate.............   $236,909     $470,636     $591,649
        Benefit of graduated rates..............         --      (13,447)     (16,904)
        State income taxes, net of federal
          benefit...............................     44,484       69,550       83,980
        Increase in valuation reserves..........         --      134,060        2,005
        Benefit of research credits.............         --      (57,733)     (57,547)
        Permanent differences and other.........      2,007       29,834       35,217
                                                   --------     --------     --------
        Provision for income taxes..............   $283,400     $632,900     $638,400
                                                   ========     ========     ========

9. TRANSACTIONS WITH AFFILIATES

     The Company has a strategic marketing alliance with Xerox under which the parties have agreed to pay each other fees on referrals that lead to the successful sale or licensing of each other's products. Included in services and other revenue in the accompanying statements of income are commissions earned from Xerox totaling $198,600, $490,400 and $752,000 in 1993, 1994 and 1995,
respectively, and $157,700 and $586,600 for the six months ended June 30, 1995 and 1996, respectively. Commissions related to referrals from Xerox are included in selling and marketing expense in the accompanying statements of income and totaled $113,500 and $167,200 in 1994 and 1995, respectively. There were no such commissions in 1993.

     The Company has distribution agreements with affiliates which provide the affiliates with the non-exclusive right to sub-license the Company's software in Australia, New Zealand and Canada. The terms of the distributor agreements provide that the affiliates receive a discount from the list price of the Company's products licensed, including maintenance and support. Revenues from the affiliates under these agreements, net of discounts, were $284,100, $796,600 and $1,088,200 in

                         DOCUMENT SCIENCES CORPORATION

            (INFORMATION AS OF JUNE 30 AND FOR THE SIX-MONTH PERIODS
                   ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

1993, 1994 and 1995, respectively, and $523,300 and $136,300 for the six months ended June 30, 1995 and 1996, respectively. Included in accounts receivable are $121,400 and $193,500 from these revenues at December 31, 1994 and 1995, respectively.

     The Company has distribution agreements with affiliates which provide the affiliates the non-exclusive right to sub-license the Company's software in Europe. Revenues under these agreements totaled $198,900, $533,400 and $1,985,600 in 1993, 1994 and 1995, respectively, and $625,100 and $539,600 for the six months ended June 30, 1995 and 1996, respectively. Related accounts receivable are $122,900 and $482,900 at December 31, 1994 and 1995, respectively.

     Under the terms of a separate agreement with Xerox, the Company provided software support services for Xerox Publishing Systems' products. Included in annual renewal license and support fees are revenues from Xerox under this agreement of $118,800 in 1993 and 1994 and $89,100 in 1995, respectively, and $59,400 for the six months ended June 30, 1995.

10. EMPLOYEE RETIREMENT PLAN

     401(k) Plan

     The Company has an employee savings and retirement plan (the "401(k) Plan") that is intended to be tax-qualified covering substantially all of the Company's employees. Under the terms of the 401(k) Plan, employees may elect to contribute up to 15% of their compensation, or the statutorily prescribed limit, if less, to the 401(k) Plan as a savings contribution. The Company may, in its discretion, match employee contributions, at such rate as it determines, up to a maximum of $3,000 or 10% of the employee's compensation. The 401(k) Plan has a profit sharing element whereby the Company can contribute annually an amount determined by the Board of Directors. An employee's interest in matching contributions and profit sharing contributions generally vest over four years from the date of employment.

- ---------------------------------------------------------

   NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. EXCEPT WHERE OTHERWISE INDICATED, THIS PROSPECTUS SPEAKS AS OF THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

- ---------------------------------------------------------

                                 TABLE OF CONTENTS

                                           PAGE
                                           -----
   Prospectus Summary...................       3
   The Company..........................       4
   Risk Factors.........................       5
   Use of Proceeds......................      14
   Dividend Policy......................      14
   Capitalization.......................      15
   Dilution.............................      16
   Selected Consolidated Financial
     Data...............................      18
   Management's Discussion and Analysis
     of Financial Condition and Results
     of Operations......................      19
   Business.............................      29
   Management...........................      43
   Certain Transactions.................      51
   Principal and Selling Stockholders...      53
   Description of Capital Stock.........      55
   Shares Eligible for Future Sale......      58
   Underwriters.........................      60
   Legal Matters........................      61
   Experts..............................      61
   Additional Information...............      61
   Index to Consolidated Financial
     Statements.........................     F-1

   UNTIL        , 1996 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING), ALL
   DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- ---------------------------------------------------------

   LOGO

   2,300,000 SHARES

   COMMON STOCK
   DEUTSCHE MORGAN GRENFELL

   SOUNDVIEW FINANCIAL GROUP, INC.

   PROSPECTUS

             , 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates, except for the registration fee and the NASD filing fee.

    Registration fee..........................................................  $ 10,945
    NASD filing fee...........................................................     3,410
    Nasdaq National Market Listing Application fee............................    18,225
    Blue sky qualification fees and expenses..................................    10,000
    Printing and engraving expenses...........................................   125,000
    Legal fees and expenses...................................................   250,000
    Accounting fees and expenses..............................................   125,000
    Transfer agent and registrar fees.........................................    10,000
    Fee of Custodian for Selling Stockholders.................................     5,000
    Miscellaneous.............................................................    42,420
                                                                                --------
              Total...........................................................  $600,000
                                                                                ========

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     The Registrant's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) require the Registrant to indemnify its directors and officers to the fullest extent permitted by
Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate liability for breach of the director's duty of loyalty to the Registrant or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit or for any willful or negligent payment of any unlawful dividend or any unlawful stock purchase agreement or redemption.

     The Registrant intends to enter into agreements with its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     The Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") or otherwise.

     The Registrant intends to obtain an insurance policy covering the officers and directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Since June 1, 1993 the Registrant has sold and issued the following unregistered securities:

     (1) During the period, the Registrant granted or issued upon exchange stock options to employees, directors and consultants under its 1993 Stock Plan and 1995 Stock Incentive Plan (the "Option Plans"), and to certain key employees, covering an aggregate of 1,875,963 shares of the Company's Common Stock, at a weighted average exercise price of $.69. The Company has issued an aggregate of 1,394,397 shares of its Common Stock as a result of the exercise of such options.

     (2) Concurrent with the effectiveness of this Registration Statement, the Registrant will effect a three for one stock split, whereby each share of outstanding Common Stock will be exchanged for three shares of Common Stock. In connection with the stock split and the automatic conversion of the Preferred Stock upon effectiveness of this Registration Statement, each share of outstanding Preferred Stock will become convertible into 1.19 shares of Common Stock, each share of which will simultaneously be exchanged for three shares of Common Stock upon the Effective Date of the Company's initial public offering. All numbers of shares of Common Stock and Preferred Stock set forth in this Registration Statement have been adjusted to reflect both the stock split and the conversion of the Preferred Stock into Common Stock.

     The sales and issuances of securities under the Option Plans and to key employees in the transactions described in paragraph (1) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

     The recipients represented their intention to acquire the securities for investment purposes only and not with a view to the distribution thereof. Appropriate legends are affixed to the stock certificates issued in such transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

     With respect to the transactions described in paragraphs (1) and (2) above, exemption from registration under the Securities Act was unnecessary in that none of such transactions involved a "sale" of securities as such term is used in Section 2(3) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) EXHIBITS.


EXHIBIT
NUMBER                                 DESCRIPTION OF DOCUMENT
- ------   ------------------------------------------------------------------------------------
  1.1    Form of Underwriting Agreement.**
  3.1    Restated Certificate of Incorporation of the Company filed May 1, 1992.**
  3.2    Form of Amended and Restated Certificate of Incorporation of the Company.**
  3.3    Amended and Restated Bylaws of the Company.**
  3.4    Form of Certificate of Amendment of Certificate of Incorporation of the Company.**
  4.1    Reference is made to Exhibits 3.1 and 3.2.
  4.2    Specimen Stock Certificate.**
  5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
 10.1    Form of Indemnity Agreement Between the Company and each of its Officers and
         Directors.**
 10.2    1993 Stock Option Plan and Form of Agreement.**
 10.3    1995 Stock Incentive Plan and Form of Agreement, as amended
 10.4    Shareholder Agreement dated June 1996 Between the Company and Xerox Corporation.*
 10.5    Tax Sharing Agreement dated June 1996 Between the Company and Xerox Corporation.*

EXHIBIT
NUMBER                                 DESCRIPTION OF DOCUMENT
- ------   ------------------------------------------------------------------------------------
 10.6    Transfer and License Agreement dated July 1, 1992, as amended in September 1994,
         Between the Company and Xerox Corporation.**
 10.7    Strategic Marketing Alliance Agreement dated September 1, 1993, Between the Company and Xerox Corporation.**
 10.8    Value Added Remarketer Agreement Between Xerox Canada Limited and the Company.**
 10.9    Value Added Reseller Agreement Between N.V. Rank Xerox S.A. and the Company.**
 10.10   Form of Professional Services Agreement.**
 10.11   Form of Domestic Value Added Remarketer Agreement.**
 10.12   Form of International Value Added Reseller Agreement.**
 10.13   Form of Software License and Software Support Agreement.**
 10.14   Lease for Company's Principal Facilities, as amended.**
 10.15   Letter Agreement Between Tony Domit and the Company.**
 10.16   Letter Agreement Between Thomas Anthony and the Company.**
 10.17   Letter Agreement Between Judith A. O'Reilly and the Company.**
 10.18   Letter Agreement Between Daniel Fregeau and the Company.**
 10.19   Letter Agreement Between Alfred G. Altomare and the Company.**
 10.20   Value Added Reseller Agreement Between Geneva Digital Ltd. and the Company.**
 10.21   Value Added Remarketer Agreement Between Business and Business and the Company.**
 11.1    Statement regarding calculation of net income (loss) per share.**
 21.1    List of Subsidiaries.**
 23.1    Consent of Ernst & Young LLP.
 23.2    Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in
         Exhibit 5.1).
 24.1    Power of Attorney.**
 24.2    Power of Attorney.


- ---------------

 * Indicates the Exhibit to be filed by amendment.



** Indicates the Exhibit was previously filed.



     All other schedules are omitted because they are not required, are not applicable, or the information is included in the consolidated financial statements or notes thereto.


ITEM 17.  UNDERTAKINGS.

     The Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

     The undersigned Registrant undertakes that: (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 15th day of August, 1996.


                                          Document Sciences Corporation

                                          By /S/ TONY N. DOMIT
                                            ------------------------------------
                                            Tony N. Domit
                                            President and Chief Executive
                                             Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.


                SIGNATURE                                TITLE                       DATE
- ------------------------------------------  -------------------------------    ----------------
 *                                                                             August 15, 1996
- ------------------------------------------  President, Chief Executive
Tony N. Domit                               Officer and Director (Principal
                                            Executive Officer)
 /S/ BARBARA E. AMANTEA                                                         August 15, 1996
- ------------------------------------------  Vice President, Chief Financial
Barbara E. Amantea                          Officer and Secretary
                                            (Principal Financial and
                                            Accounting Officer)                August 15, 1996
 *
- ------------------------------------------  Chairman of the Board of
Robert V. Adams                             Directors

 *                                                                             August 15, 1996
- ------------------------------------------  Director
Colin J. O'Brien

 *                                                                             August 15, 1996
- ------------------------------------------  Director
James J. Costello

 *                                                                             August 15, 1996
- ------------------------------------------  Director
Thomas L. Ringer

 /S/ BARTON L. FABER                                                           August 15, 1996
- ------------------------------------------  Director
Barton L. Faber

* By /s/ BARBARA E. AMANTEA
     -------------------------------------
     Barbara E. Amantea
     Vice President, Chief Financial
     Officer and Secretary

                     APPENDIX TO ELECTRONIC DOCUMENT FORMAT

                            DESCRIPTION OF GRAPHICS

        Pursuant to Paragraph 625 of the EDGAR User Manual, the following is an explanation of the differences between the foregoing document in electronic format and the corresponding printed document on paper.

        1. Location: Outside Front Cover Page of Prospectus.
           Description: Document Sciences Corporation logo, which is a registered trademark of the Company, next to which the words "DOCUMENT SCIENCES" are printed in bold, and beneath which words are printed the word "CORPORATION."

        2. Location: Inside Front Cover Page of Prospectus.
           Description: A graphic headed with the Company's logo described in paragraph 1 above, and entitled "The Power of Personalized Communications." The graphic depicts information from databases, on-line transmission and document management being input through the Company's AUTOGRAPH product family, and creating personalized documents through printers, CD-ROMs and on-line documents. At the foot of the graphic are the words "Personalized Communications through Document Automation," beneath which is the Company's Internet address, "http://www.docscience.com."

        3. Location: "Business -- Industry Background."
           Description: A graphic entitled "The Electronic Publishing Process." The graphic depicts four boxes across the page with arrows between each box, and with the boxes containing the words "Information Creation," "Information Management," "Information Formatting" and "Information Presentation," respectively. Beneath the "Information Creation" box are listed the words "Computers," "Scanners" and "Communications." Beneath the "Information Management" box are listed the words "Database," "Document Management" and "Multiauthoring Environments." Beneath the "Information Formatting" box are listed the words "Selection," "Assembly" and "Composition." Beneath the "Information Presentation" box are listed the words "Printers and Imagesetters," "Electronic On-Line Documents," "CD-ROM" and "Web."

        4. Location: "Business -- Products."
           Description: A graphic with symbols depicting Document
           Management, Document Composition and Assembly, Data Capture and Setup, Application Development Tools, Document Output and Merge, and Document Viewing.

        5. Location: "Business -- Products -- Document Viewing."
           Description: A graphic with symbols depicting Document Management, Data, Text and Importers flowing into CompuSet and CompuSeries, from which flow the Document Outputs of Printing, Archival, Document Viewing and Web.

        6. Location: Inside Back Cover Page of Prospectus
           Description: A graphic headed with the Autograph Product Family logo, which is a registered trademark of the Company. The graphic depicts seven boxes in two columns, with three boxes on the left and four on the right. Arrows lead vertically from one box to the next. Product functions are displayed inside each of the boxes. A phrase located to the immediate right of each of the boxes describes how the product functions perform. Outside the first box is the phrase "Define the document layout with ease and precision". Outside the second box is the phrase "Add any desired artwork and graphics". Outside the third box is the phrase "Manage your library of merge components". Outside the fourth box is the phrase "and specify the variable merge fields". Outside the fifth box is the phrase "Build the document interactively with WYSIWYG composition". Outside the sixth box is the phrase "Use CompuSet for high-volume and fully automated production". Outside the seventh box is the phrase "Select and review any page of any document on-demand with complete information in real time".

        7. Location: Outside Back Cover Page of Prospectus.
           Description: Document Sciences Corporation logo, described in paragraph 1 above.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                               DESCRIPTION OF DOCUMENT                              PAGE
- ------   -------------------------------------------------------------------------------  ----
  1.1    Form of Underwriting Agreement**...............................................
  3.1    Restated Certificate of Incorporation of the Company filed May 1, 1992**.......
  3.2    Form of Amended and Restated Certificate of Incorporation of the Company**.....
  3.3    Amended and Restated Bylaws of the Company**...................................
  3.4    Form of Certificate of Amendment of Certificate of Incorporation of the
         Company**......................................................................
  4.1    Reference is made to Exhibits 3.1 and 3.2......................................
  4.2    Specimen Stock Certificate**...................................................
  5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation..........
 10.1    Form of Indemnity Agreement Between the Company and each of its Officers and
         Directors**....................................................................
 10.2    1993 Stock Option Plan and Form of Agreement**.................................
 10.3    1995 Stock Incentive Plan and Form of Agreement, as amended....................
 10.4    Shareholder Agreement dated June 1996 Between the Company and Xerox
         Corporation*...................................................................
 10.5    Tax Sharing Agreement dated June 1996 Between the Company and Xerox
         Corporation*...................................................................
 10.6    Transfer and License Agreement dated July 1, 1992, as amended in September
         1994, Between the Company and Xerox Corporation**..............................
 10.7    Strategic Marketing Alliance Agreement dated September 1, 1993, Between the
         Company and Xerox Corporation**................................................
 10.8    Value Added Remarketer Agreement Between Xerox Canada Limited and the
         Company**......................................................................
 10.9    Value Added Reseller Agreement Between N.V. Rank Xerox S.A. and the
         Company**......................................................................
 10.10   Form of Professional Services Agreement**......................................
 10.11   Form of Domestic Value Added Remarketer Agreement**............................
 10.12   Form of International Value Added Reseller Agreement**.........................
 10.13   Form of Software License and Software Support Agreement**......................
 10.14   Lease for Company's Principal Facilities, as amended**.........................
 10.15   Letter Agreement Between Tony Domit and the Company**..........................
 10.16   Letter Agreement Between Thomas Anthony and the Company**......................
 10.17   Letter Agreement Between Judith A. O'Reilly and the Company**..................
 10.18   Letter Agreement Between Daniel Fregeau and the Company**......................
 10.19   Letter Agreement Between Alfred G. Altomare and the Company**..................
 10.20   Value Added Reseller Agreement Between Geneva Digital Ltd. and the Company**...
 10.21   Value Added Remarketer Agreement Between Business and Business and the
         Company**......................................................................
 11.1    Statement regarding calculation of net income (loss) per share**...............
 21.1    List of Subsidiaries**.........................................................
 23.1    Consent of Ernst & Young LLP...................................................
 23.2    Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)................................................................
 24.1    Power of Attorney**............................................................
 24.2    Power of Attorney..............................................................


- ---------------
 * Indicates the Exhibit to be filed by amendment.


** Indicates the Exhibit was previously filed.